Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

HERITAGE COMMERCE CORP

HERITAGE BANK OF COMMERCE

and

FOCUS BUSINESS BANK

dated as of

April 23, 2015

i

EXHIBITS

A – Agreement of Merger

B – Form of Shareholder Agreement

C – Form of Non-Solicitation and Confidentiality Agreement

D – In-the-Money Stock Option Holder Agreement

Index of Defined Terms

Defined Term	Section
“Acceptable Confidentiality Agreement”	8.14
“Acquisition Proposal”	8.14
“Advisors”	5.16
“Adjusted Shareholders’ Equity”	6.02(g)
“Affiliate”	8.14
“Agreement”	Preamble
“Agreement of Merger”	1.01
“ALLL”	3.04(d)
“Book-Entry Shares”	2.01(f)
“Burdensome Condition”	5.07(c)
“business day”	8.14
“Certificate”	2.01(f)
“CFC”	1.03
“CGCL”	1.03
“Change In Control Payments”	8.14
“Change in Recommendation”	5.06(e)
“Charter Documents”	8.14
“Claim”	5.12(a)
“Closing”	1.02
“Closing Balance Sheet Date”	5.17
“Closing Date”	1.02
“Closing Financial Statements”	5.17
“COBRA”	8.14
“Code”	2.06
“Confidentiality Agreement”	8.14
“Contemplated Transactions”	3.03(a)
“Continuing Employees”	5.11(a)
“Contract”	8.14
“Core Deposits”	6.02(h)
“CRA”	3.08(a)
“Derivatives Contract”	3.17
“DIF”	3.01(a)
“Dissenting Shares”	2.04
“Dissenting Shareholder”	2.04
“DBO”	1.01
“Effect”	8.14
“Effective Time”	1.02
“EDGAR”	4.04(a)
“End Date”	7.01(b)
“Environmental Laws”	8.14
“ERISA”	8.14
“Exchange Act”	3.04(e)
“Exchange Agent”	2.02
“Exchange Agent Agreement”	2.02

Defined Term	Section
“Exchange Fund”	2.02
“Exchange Ratio”	2.01(d)
“Expense Reimbursement”	7.03(c)
“FDIC”	3.01(a)
“Fee Schedule”	5.16
“Focus”	Preamble
“Focus Balance Sheet”	3.04(a)
“Focus Board”	3.03(a)
“Focus Board Recommendation”	5.06(b)
“Focus Collective Bargaining Agreement”	3.13(b)
“Focus Common Stock”	3.02(a)
“Focus Disclosure Schedule”	8.14
“Focus Employee”	3.12(a)
“Focus Employee Plans”	3.12(a)
“Focus Equity Plans”	8.14
“Focus ERISA Affiliate”	8.14
“Focus Financial Statements”	3.04(a)
“Focus Insurance Policies”	3.22
“Focus IP”	8.14
“Focus Licensed IP”	8.14
“Focus Material Adverse Effect”	8.14
“Focus Material Contract”	3.21(a)
“Focus Meeting”	3.03(c)
“Focus Owned IP”	8.14
“Focus Preferred Stock”	3.02(a)
“Focus Reports”	3.04(b)
“Focus Stock-Based Right”	3.02(c)
“Focus Stock Option”	2.05
“Focus Subsidiary”	3.01(d)
“FRB”	3.03(c)
“GAAP”	8.14
“Governmental Authorization”	8.14
“Governmental Entity”	8.14
“Hazardous Substance”	8.14
“HBC”	Preamble
“HCC”	Preamble
“HCC Average Closing Price”	8.14
“HCC Benefit Plans”	5.11(a)
“HCC Board”	4.03(a)
“HCC Common Stock”	4.02
“HCC Disclosure Schedule”	8.14
“HCC Equity Plans”	8.14
“HCC Material Adverse Effect”	8.14
“HCC Meeting”	3.02(c)
“HCC Preferred Stock”	4.02

v

Defined Term	Section
“HCC Reports”	4.05(b)
“HCC SEC Reports”	4.04(a)
“HCC Series C Preferred Stock”	4.02
“HCC Stock Options”	4.02
“In-the-Money Stock Option Holder Agreement”	2.05(c)
“Indemnified Party” and “Indemnified Parties”	5.12
“Intellectual Property”	8.14
“IRS”	8.14
“IT Systems”	8.14
“Joint Proxy Statement/Prospectus”	3.03(c)
“KBW”	4.11
“knowledge”	8.14
“Law” or “Laws”	8.14
“Leased Real Estate”	8.14
“Legal Action”	8.14
“Letter of Transmittal”	2.03(a)
“liability” (or “liabilities”)	8.14
“License Agreement”	8.14
“Lien”	8.14
“Loan”	8.14
“Loan Data”	3.15(i)
“Loan Documentation”	3.15(b)
“Loan Property”	8.14
“Merger”	1.01
“Merger Consideration”	2.01(d)
“NASDAQ”	3.03(c)
“Non-Solicitation and Confidentiality Agreement”	Recitals
“Notice of Superior Proposal”	5.06(f)
“Obligor”	3.15(b)
“Option Consideration”	2.05(a)
“Order”	8.14
“OREO”	3.18(a)
“ordinary course of business”	8.14
“party” (“parties”)	Preamble
“Permitted Liens”	8.14
“person”	8.14
“Pre-Closing Period”	5.01(a)
“Professional Fees”	5.16
“Real Property Lease”	8.14
“Registration Statement”	3.03(c)
“Representatives”	8.14
“Requisite Focus Vote”	3.03(a)
“Requisite HCC Vote”	4.03(a)(i)
“Requisite Regulatory Approvals”	6.01(b)
“Revised HCC Proposal”	7.01(h)(iii)(B)

Defined Term	Section
“Retiree Welfare Benefits”	3.12(e)
“Sandler”	3.24
“SEC”	3.03(c)
“Securities Act”	3.03(c)
“Series C Preferred Stock”	4.02
“SERP”	5.11(a)
“Shareholder Agreements”	Recitals
“Shareholders Equity Measuring Date”	6.02(g)
“Subsidiary” (or “Subsidiaries”)	8.14
“Superior Proposal”	8.14
“Surviving Corporation”	1.01
“Tail Insurance Policy”	5.12(c)
“Takeover Provisions”	3.29
“Taxes”	8.14
“Tax Returns”	8.14
“Termination Fee”	7.03(b)
“Trade Secrets”	8.14
“Treasury Department”	8.14
“Treasury Regulations”	8.14
“WARN Act”	8.14

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Agreement and Plan of Merger and Reorganization (this “Agreement”), is entered into as of April 23, 2015, by and among FOCUS BUSINESS BANK, a California banking corporation (“Focus”), HERITAGE COMMERCE CORP, a California corporation (“HCC”), and HERITAGE BANK OF COMMERCE, a California banking corporation (“HBC”) (each a “party” and collectively the “parties”).

RECITALS

A.                                Focus is a California chartered bank having its principal place of business in San Jose, California.

B.                                 HCC is a bank holding company organized under the laws of California and registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, having its principal place of business in San Jose, California.

C.                                 HBC is a California chartered bank having its principal place of business in San Jose, California.

D.                                The respective Boards of Directors of Focus, HCC and HBC have approved, and declared it to be advisable and in the best interests of their respective shareholders to consummate the business combination transaction provided for in this Agreement in which Focus would merge with and into HBC.

E.                                  It is the intention of the parties that the merger of Focus and HBC shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

F.                                   In connection with the execution and delivery of this Agreement and as a material inducement for HCC and HBC to enter into this Agreement, each of the directors of Focus is concurrently executing and delivering to HCC a shareholder agreement (each a “Shareholder Agreement”) in the form attached hereto as Exhibit B and a non-solicitation and confidentiality agreement in the form attached hereto as Exhibit C (“Non-Solicitation and Confidentiality Agreement”), to be effective as of the Effective Time.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I
THE MERGER

Section 1.01                The Merger. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Focus shall merge with and into HBC (the “Merger”) and the separate corporate existence of Focus shall cease. HBC shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and shall continue to exist as a California corporation with all its rights, privileges, immunities, powers and franchises continuing unaffected by the Merger. An agreement of merger (the “Agreement of Merger”), substantially in the form of Exhibit A hereto, shall be filed with the California Department of Business Oversight (“DBO”) and the Secretary of State of the State of California.

Section 1.02                Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VI, other than those conditions that by their nature are to be satisfied at the consummation of the Merger (the “Closing”), but subject to the fulfillment or waiver of those conditions, the parties shall cause the filings contemplated by Section 1.01 to be made (i) no later than the fifth (5th) business day after such satisfaction or waiver or (ii) on such other date to which HCC and Focus may agree in writing (the “Closing Date”). The Merger shall become effective (the “Effective Time”) upon such filing with DBO and the Secretary of State of the State of California or on such date as may be specified in the Agreement of Merger.

Section 1.03                Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in Section 1108 of the California General Corporation Law (“CGCL”) and Section 4887 of the California Financial Code (“CFC”), including any regulations or rules promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of Focus and HBC shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Focus and HBC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 1.04                Articles of Incorporation; By-laws. The Articles of Incorporation and Bylaws of HBC as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation.

Section 1.05                Directors and Executive Officers. Subject to Section 5.19, all the directors and officers of HCC and HBC immediately prior to the Effective Time shall be the directors of HCC and HBC after the Merger, in each case until their respective successors are duly elected or appointed and qualified.

Section 1.06                Possible Alternative Structures. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time HCC shall be entitled, after consultation with Focus, to revise the structure of effecting the acquisition of Focus, provided, however, that (a) there are no adverse federal or state income tax consequences to Focus’s shareholders as a result of the modification (including no impact upon the opinions of counsel related to tax matters to be delivered pursuant to this Agreement), (b) the consideration to be paid to the holders of Focus Common Stock and Focus Stock Options under this Agreement is not thereby changed in kind, value or reduced in amount and the delivery of such consideration will not be delayed, (c) the benefits to be received by Focus’s directors, officers and employees under this Agreement are not diminished, and (d) such modification will not delay materially or jeopardize the receipt of any regulatory approvals or other consents and approvals relating to the consummation of the Merger or otherwise cause any condition to Closing set forth in Article VI not to be capable of being fulfilled. The parties agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

Section 1.07                Additional Actions. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in or to or under any of the rights, privileges, powers, franchises, properties or assets of Focus, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of Focus or its Subsidiaries all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of Focus, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in or to or under any of the rights, privileges, powers, franchises, properties or assets of Focus and otherwise to carry out the purposes of this Agreement.

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01                Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of HCC, HBC or Focus or the holder of any capital stock of HCC, HBC or Focus:

(a)                               Cancellation of Certain Focus Common Stock. Each share of Focus Common Stock that is owned by HCC or Focus (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned Subsidiaries will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b)                              HCC Capital Stock. (i) Each share of HCC Common Stock and (ii) each share of HCC Series C Preferred Stock, issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding and shall not be affected by the Merger.

(c)                               HBC Capital Stock.  Each share of HBC common stock, no par value, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(d)                             Conversion of Focus Common Stock. Each share of Focus Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled and retired in accordance with Section 2.01(a), and (ii) Dissenting Shares) shall, by virtue of the Merger, be converted into the right to receive the number of shares of HCC Common Stock equal to 1.8235 shares of HCC Common Stock (the “Exchange Ratio”), together with any cash in lieu of fractional shares as specified in Section 2.01(g), (the “Merger Consideration”).

(e)                               Dilution. If HCC changes (or the HCC Board sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of HCC Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Merger Consideration (and any other dependent items, such as the amounts payable to holders of Focus Stock Options) will be adjusted proportionately to account for such change to provide to the holders of HCC Common Stock

(and holders of Focus Stock Options) the same economic effect contemplated by this Agreement prior to such change.

(f)                                Cancellation of Shares and Closing of Focus’s Transfer Books. At the Effective Time (i) none of the shares of Focus Common Stock shall be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a valid certificate (each a “Certificate”) previously representing any such shares of Focus Common Stock or owner designated by a book entry previously representing a non-certificated share of Focus Common Stock (a “Book-Entry Share”) shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.03(e), and (iii) any cash to be paid in lieu of any fractional share of HCC Common Stock in accordance with Section 2.01(g). The stock transfer books of Focus shall be closed with respect to all shares of Focus Common Stock outstanding immediately prior to the Effective Time, and no further transfer of any such shares of Focus Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, Focus Certificates or Book-Entry Shares representing such shares of Focus Common Stock are presented for transfer to the Exchange Agent or to the Surviving Corporation or HCC, they shall be cancelled and shall be exchanged as provided in Section 2.03.

(g)                              No Fractional Shares. No fractional shares of HCC Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares. Any holder of Focus Common Stock who would otherwise be entitled to receive a fraction of a share of HCC Common Stock (after aggregating all fractional shares of HCC Common Stock issuable to such holder), in lieu of such fraction of a share and, upon surrender of such holder’s Certificates or Book-Entry Shares to the Exchange Agent, shall be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction of a share of HCC Common Stock multiplied by the HCC Average Closing Price.

Section 2.02                Exchange Agent; Deposit of Merger Consideration. Prior to the Closing Date, HCC shall select a bank or trust company to act as exchange agent in the Merger (the “Exchange Agent”) and provide the Exchange Agent with appropriate instructions regarding the matters described in this Article II in form and substance reasonably acceptable to HCC and Focus, all in accordance with the provisions of an agreement executed between HCC and the Exchange Agent.  HCC shall deposit, or cause to be deposited, with the Exchange Agent (by instruction to HCC’s transfer agent) prior to the Effective Time (a) certificates representing the shares of HCC Common Stock issuable pursuant to Section 2.01(d) (or make appropriate alternative arrangements if uncertificated shares of HCC Common Stock represented by a book entry will be issued), and (b) cash sufficient in lieu of fractional shares to be paid in accordance with Section 2.01(g). The shares of HCC Common Stock and cash amounts so deposited with the Exchange Agent are referred to collectively as the “Exchange Fund.”

Section 2.03                Exchange of Certificates and Book-Entry Shares.

(a)                               HCC shall take all steps necessary to cause the Exchange Agent, not later than five (5) business days after the Effective Time, to mail to holders of Focus Common Stock of record immediately prior to the Effective Time (i) a letter of transmittal in customary form that is reasonably acceptable to Focus and containing such customary provisions as HCC may specify (which shall specify that delivery shall be effected and risk of loss and title to shall pass only upon proper delivery of the Certificates or Book-Entry Shares to the Exchange Agent upon adherence to the procedures set forth in the letter of transmittal, and instructions for use in effecting the surrender of such holder’s Certificates and Book-Entry Shares) (“Letter of Transmittal”), and (ii) instructions for use in effecting the surrender of such holder’s Certificates and Book-Entry Shares in exchange for certificates representing HCC Common Stock (or appropriate alternative arrangements if uncertificated shares of HCC Common Stock represented by a book entry will be issued).

(b)                              Upon surrender of a Certificate or Book-Entry Share to the Exchange Agent for exchange, together with a properly completed Letter of Transmittal and such other documents as may be reasonably required by the Exchange Agent or HCC, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (i) a certificate representing the number of whole shares of HCC Common Stock (or uncertificated shares of HCC Common Stock represented by a book entry) to which such holders of Focus Common Stock shall have become entitled in accordance with Section 2.01(d), and (ii) a check representing the amount of cash in lieu of any fractional share of HCC Common Stock, if any, which such holder has the right to receive in respect of the Certificate or Book-Entry Share surrendered pursuant to Section 2.01(g).  No interest will be paid or accrued on the cash in lieu of fractional shares.  The Certificates or Book-Entry Shares so surrendered shall be canceled.

(c)                               If any Certificate shall have been lost, stolen, or destroyed, HCC or the Exchange Agent may in its sole discretion require the owner of such lost, stolen, or destroyed Certificate to make and deliver to HCC or the Exchange Agent an affidavit of that fact and an agreement in form reasonably satisfactory to HCC indemnifying HCC and the Surviving Corporation against any claim that may be made against HCC or the Surviving Corporation and to deliver a bond (in such sum as HCC or the Exchange Agent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, HCC, or the Surviving Corporation with respect to such Certificate.

(d)                             If any portion of the HCC Common Stock that a person has the right to receive pursuant to the provisions of Section 2.01(d) is to be issued in a name other than that in which the Certificate or Book-Entry Share surrendered is registered, it shall be a condition to such issuance thereof that the Certificate or Book-Entry Shares surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Tax required by reason of a certificate or uncertificated book entry share, as applicable, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e)                               No dividends or other distributions declared after the Effective Time with respect to HCC Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share until the holder thereof shall surrender such Certificate or Book-Entry Share in accordance with this Article II. After the surrender of a Certificate or Book-Entry Share in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of HCC Common Stock represented by such Certificate or Book-Entry Share.

(f)                                Any portion of the Exchange Fund that remains undistributed to holders of Certificates or Book-Entry Shares as of the date twelve (12) months after the Effective Time shall be delivered to HCC upon demand, and any holders of Certificates or Book-Entry Shares who have not theretofore surrendered their Certificates or Book-Entry Shares in accordance with this Section 2.03 shall thereafter look only to HCC for satisfaction of their claims for the Merger Consideration, cash in lieu of fractional shares of HCC Common Stock, and any dividends or distributions with respect to HCC Common Stock, in each case without interest thereon.  Notwithstanding the foregoing, none of HCC, the Surviving Corporation, Focus or the Exchange Agent or any other person shall be liable to any former holder of shares of Focus Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Law.

(g)                              Each of the Exchange Agent, HCC, and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Focus Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local, or foreign Tax law or under any other applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(h)                              Any portion of the HCC Common Stock made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to HCC upon demand.

Section 2.04                Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Focus Common Stock that are outstanding immediately prior to the Effective Time and that are held by a shareholder who is entitled to demand, and who properly demands, the fair market value of such shares pursuant to, and who complies in all respects with, Chapter 13 of the CGCL (a “Dissenting Shareholder”) shall not be converted into the right to receive the Merger Consideration. For purposes of this Agreement, “Dissenting Shares” means any shares of Focus Common Stock as to which a Dissenting Shareholder has properly exercised a demand for fair market value pursuant to Chapter 13 of the CGCL. At the Effective Time all Dissenting Shares shall be cancelled and retired and shall cease to exist. No Dissenting Shareholder shall be entitled to any Merger Consideration in respect of any Dissenting Shares unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to demand fair market value of its Dissenting Shares under the CGCL, and any Dissenting Shareholder shall be entitled to receive only the payment provided by Chapter 13 of the CGCL with respect to the Dissenting Shares owned by such Dissenting Shareholder and not any Merger Consideration. Focus shall give HCC (a) prompt notice of any written demands for fair market value, attempted withdrawals of such demands and any other instruments served pursuant to applicable Law relating to shareholders’ demands for fair market value, and (b) the opportunity to direct all negotiations and proceedings with respect to demands for fair market value under the CGCL. Focus shall not, except with the prior written consent of HCC, voluntarily make any payment with respect to any demands for fair market value of Dissenting Shares, offer to settle or settle any such demands.

Section 2.05                Treatment of Stock Options.

(a)                               Prior to and effective as of the Effective Time, Focus shall have taken all such action as is necessary to terminate, subject to compliance with this Section 2.05, the Focus Equity Plans and shall have provided written notice to each holder of an option to acquire shares of Focus Common Stock (each, a “Focus Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, that such Focus Stock Option shall terminate at the Effective Time and that, if such Focus Stock Option is not exercised or otherwise terminated on or before the Effective Time, such holder shall be entitled to receive in cancellation of each Focus Stock Option a cash payment in an amount, without interest, equal to the product of (i) the total number of shares of Focus Common Stock subject to the Focus Stock Option times (ii) the excess, if any, of the product of the Exchange Ratio multiplied by the HCC Average Closing Price over the exercise price per share under such Focus Stock Option (“Option Consideration”). HCC or the Exchange Agent shall be entitled to deduct and withhold from the consideration paid in accordance with this Section 2.05 on account of Focus Stock Options such amounts as HCC or the Exchange Agent is required to deduct and withhold from such payment under the Code or any similar Law. At the Effective Time the Focus Equity Plans and all Focus Stock Options issued thereunder that have not previously been exercised, whether or not then vested and whether or not then exercisable, shall terminate and be of no further effect. Any payments pursuant to this Section 2.05 shall be made only after the satisfaction or waiver of the conditions set forth in Article VI.

(b)                              At least thirty (30) business days prior to the Closing Date and prior to any such payment, Focus shall use its reasonable best efforts to obtain a written acknowledgement and waiver (in form and substance reasonably satisfactory to HCC) from each holder of a Focus Stock Option (i) confirming the number of Focus Stock Options held, (ii) confirming that the treatment of such Focus Stock Options pursuant to this Agreement and the amounts to be paid pursuant to this Agreement have been correctly calculated, (iii) acknowledging that in consideration for the cancellation of such Focus Stock Option, the holder agrees to accept the Option Consideration, and (iv) containing waivers for such other matters as reasonably determined by HCC.  Focus shall provide a copy of each such acknowledgement and waiver to obtain to HCC at least five (5) business days prior to the Closing Date.

(c)                               Each holder of in-the-money Focus Stock Option listed on Schedule D-1 shall have entered into an In-the-Money Option Holder Agreement in the form of Exhibit D attached to this Agreement (the “In-the-Money Stock Option Holder Agreement”) dated the date of this Agreement providing for the termination of such holder’s Focus Stock Options and restricting the exercise of in-the-money Focus Stock Options (whether vested or not vested).  Each holder of such terminated Focus Stock Options that are in-the-money shall be entitled to receive, in lieu of each share of Focus Common Stock that would otherwise have been issuable upon exercise thereof the Option Consideration.

(d)                             Focus shall take all actions necessary to ensure that from and after the Effective Time neither HCC nor the Surviving Corporation will be required to deliver shares of HCC Common Stock or Focus Common Stock or other capital stock to any person pursuant to or in settlement of Focus Stock Options after the Effective Time.

(e)                               At or prior to the Closing Date, Focus and the Focus Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 2.05(a), (b) and (d).

Section 2.06                Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF FOCUS

Except as set forth in the Focus Disclosure Schedule, Focus hereby represents and warrants to HCC and HBC that the following is true and correct:

Section 3.01                Organization; Qualification and Subsidiaries.

(a)                               Corporate Organization. Focus is a corporation and a California chartered bank duly organized, validly existing in good standing in California. Focus is authorized by the DBO in accordance with the CFC to conduct a commercial banking business. The deposits of Focus are insured up to the applicable limits (or fully insured if there is no limit) through the Deposit Insurance Fund (“DIF”) as administered by Federal Deposit Insurance Corporation (“FDIC”) to the fullest extent permitted by applicable Law, and all premiums and assessments required to be paid have been paid when due. No Legal Action for the termination or revocation of such insurance is pending, or to the knowledge of Focus, has any such termination or revocation been threatened.  Focus has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as is now being conducted. Focus is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Focus Material Adverse Effect.

(b)                              Charter Documents. Focus has delivered or made available to HCC a correct and complete copy of the Charter Documents of Focus, as amended and currently in effect. Focus is not in violation of any of the provisions of its Charter Documents.

(c)                               Minute Books. The minute books of Focus and its Subsidiaries, in all material respects, contain accurate records of all meetings and accurately reflect all other material actions taken by the shareholders, their respective Boards of Directors and all standing committees of their respective Boards of Directors.

(d)                             Subsidiaries. Section 3.01(d) of the Focus Disclosure Schedule sets forth a complete and correct list of all the Subsidiaries of Focus (each, a “Focus Subsidiary” and collectively the “Focus Subsidiaries”). Section 3.01(d) of the Focus Disclosure Schedule also sets forth a list identifying the number and owner of all outstanding capital stock or other equity securities of each Focus Subsidiary, options, warrants, stock appreciation rights, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of such Subsidiary, or

Contracts by which such Subsidiary may become bound to issue additional shares of its capital stock or other equity securities, or options, warrants, scrip, rights to subscribe to, calls or commitments for any shares of its capital stock or other equity securities and the identity of the parties to any such Contracts. All of the outstanding shares of capital stock or other securities evidencing ownership of the Focus Subsidiaries are validly issued, fully paid and non-assessable and such shares or other securities are owned by Focus or another of the Focus Subsidiaries free and clear of any Liens (other than Permitted Liens). Each of the Focus Subsidiaries (i) is a duly organized and validly existing corporation, partnership or limited liability company or other legal entity under the Laws of its jurisdiction of organization, (ii) is duly licensed and qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified (except for jurisdictions in which the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a Focus Material Adverse Effect), and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. A correct and complete copy of the Charter Documents of each of the Focus Subsidiaries, as amended and currently in effect, has been delivered and made available to HCC. None of the Focus Subsidiaries are in violation of their respective Charter Documents. Focus does not possess directly or indirectly any material equity interest in any person, except for (i) the Focus Subsidiaries, (ii) equity interests held in the investment portfolios of Focus, (iii) equity interests held by Focus in a fiduciary capacity, and (iv) equity interests held in connection with the lending activities of Focus. Neither Focus nor any of its Subsidiaries is or has ever been a general partner of any general or limited partnership. There are no restrictions on the ability of any Focus Subsidiary to pay dividends or distributions to Focus.

Section 3.02                Capital Structure.

(a)                               Capital Stock. The authorized shares of stock of Focus consist of 40,000,000 shares of Common Stock, no par value (“Focus Common Stock”) and 10,000,000 shares of preferred stock, no par value (“Focus Preferred Stock”). As of the date of this Agreement (i) 3,001,722 shares of Focus Common Stock are issued and outstanding (and no shares of Focus Common Stock are held by Focus in its treasury), of which 72,440 shares are restricted shares subject to risk of forfeiture during certain periods of vesting, (ii) 753,623 shares of Focus Common Stock have been reserved for issuance pursuant to the Focus Equity Plans in respect of Focus Stock Options outstanding as of the date of this Agreement, subject to adjustment on the terms set forth in Focus Equity Plans, and (iii) 191,607 shares of Focus Common Stock have been reserved for future issuance pursuant to awards under Focus Equity Plans not granted on the date of this Agreement. Except as set forth in this Section 3.02(a), as of the date of this Agreement, Focus had no Focus Common Stock, Focus Preferred Stock or any other securities reserved for issuance or required to be reserved for issuance. All such issued and outstanding shares of Focus Common Stock are duly authorized, validly issued, fully paid, nonassessable and were not issued in violation of or subject to any preemptive rights, Lien, voting restriction, purchase option, call option, right of first refusal, subscription agreement, or any other similar right, and were issued in accordance with applicable Law.

(b)                              Voting Securities. Neither Focus nor any of its Subsidiaries have any authorized, issued or outstanding any bonds, debentures, notes, or other indebtedness which the holders thereof have the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Focus may vote.

(c)                               Focus Stock-Based Rights. Section 3.02(c) of the Focus Disclosure Schedule sets forth, as of the date of this Agreement, a complete and correct list of each Focus Stock Option, award of restricted shares of Focus Common Stock, Contract relating to the issued or unissued capital stock of Focus or any of its Subsidiaries, or obligating Focus or any of its Subsidiaries to issue, grant, or sell any shares of capital stock of or other equity interests in or securities convertible into equity interests in Focus or any of its Subsidiaries (each, a “Focus Stock-Based Right”), setting forth with respect to each such Focus Stock-Based Right (i) the name, (ii) the holder thereof, (iii) the plan under which such Focus Stock-Based Right was granted, if any, (iv) the number of shares of Focus Common Stock subject to such Focus Stock-Based Right, (v) the per-share price at which such Focus Stock-Based Right may be exercised or the shares of Focus Common Stock subject to such Focus Stock-Based Right were sold or issued, (vi) the grant and expiration dates, and (vii) the terms of vesting, including whether (and to what extent) the vesting will be accelerated in any way by this Agreement or by termination of employment or change in position following consummation of the Merger (whether alone or upon the occurrence of any additional or subsequent events). With respect to each grant of a Focus Stock-Based Right, (i) each such grant was made in accordance with the terms of the applicable Focus Equity Plan and applicable Law, and (ii) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Focus. All Focus Stock Options have been granted with a per share exercise at least equal to the fair market value of the underlying stock on the date the option was granted within the meaning of Section 409A of the Code and associated Treasury Department guidance.  Each Focus Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code has been structured to so qualify. Each grant of a Focus Stock Option was duly authorized no later than the date on which the grant of such Focus Stock Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Focus Board (or a duly constituted and authorized committee thereof), and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto. Focus has not granted, and there is no and has been no Focus policy or practice to grant, any Focus Stock Options prior to, or otherwise coordinated the grant of Focus Stock Options with, the release or other public announcement of material information regarding Focus or its financial results or prospects. The treatment of the Focus Stock Options provided for under this Agreement, including but not limited to Section 2.05, is consistent in all material respects with and not in violation of any document or agreement pertaining to a Focus Stock Option or a Focus Equity Plan or applicable Law.  From January 1, 2015 through the date of this Agreement, neither Focus nor any of its Subsidiaries has accelerated the vesting or lapsing of restrictions with respect to any Focus Stock-Based Right, or adopted or amended any Focus Equity Plan. All shares of Focus Common Stock subject to issuance pursuant to a Focus Stock-Based Right will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid, and nonassessable. Except for Focus Stock-Based Rights set forth on Section 3.02(c) of the Focus Disclosure Schedule, there are no outstanding options, warrants, calls, subscription rights, exercisable, convertible or exchangeable securities, stock appreciation rights, phantom stock rights, any other rights, awards or Contracts (contingent or otherwise) that obligate Focus to issue, transfer or sell any Focus Common Stock or any investment that is convertible into or exercisable or exchangeable for any such shares.

(d)       Contracts. There are no Contracts of Focus or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Focus or any equity security of Focus or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Focus or its Subsidiaries, or (ii) pursuant to which Focus or any of its Subsidiaries is or could be required to register shares of Focus capital stock or other securities under the Securities Act. Except for the Shareholder Agreements, there are no voting trusts, proxy, rights agreement, “poison pill” antitakeover plan or other Contract to which Focus, any of its Subsidiaries or, to the knowledge of Focus, any of their respective officers or directors, is a party with respect to any equity security of any class of Focus or with respect to any equity security, partnership interest or similar ownership interest of any class of nay of its Subsidiaries.

(e)        Debt. Neither Focus nor any of its Subsidiaries have authorized, issued or outstanding any bonds, debentures, notes, trust preferred securities or other similar obligations.

Section 3.03    Authority; Non-contravention; Governmental Consents.

(a)        Authority. Focus has full corporate power and authority to execute and deliver this Agreement and the other agreements referred to in this Agreement to which it is or will be a party, and, subject to the receipt of regulatory and shareholder approvals, to perform its obligations and consummate the transactions contemplated under this Agreement. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated under this Agreement (collectively, the “Contemplated Transactions”) have been duly and validly approved by the Board of Directors of Focus (the “Focus Board”). The Focus Board, at a meeting duly called and held, has determined that this Agreement and the Contemplated Transactions are fair to and in the best interests of the Focus shareholders and resolved to recommend that the holders of the Focus Common Stock vote in favor of approval and adoption of this Agreement and the Contemplated Transactions, including the Merger. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Focus Common Stock (the “Requisite Focus Vote”), no further corporate proceedings on the part of the Focus Board or the Focus shareholders (except for matters related to setting the date, time, place and record date for said meeting) are necessary in order to authorize or approve this Agreement or to consummate the Contemplated Transactions including the Merger. This Agreement has been duly and validly executed and delivered by Focus and (assuming due authorization, execution and delivery by HCC and HBC of this Agreement) this Agreement constitutes a valid and binding obligation of Focus, enforceable against Focus in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding whether in equity or at law).  All corporate proceedings on the part of Focus necessary to consummate the Contemplated Transactions will have been taken prior to the Effective Time.

(b)        Non-Contravention. Subject to the receipt of the Requisite Focus Vote, the execution, delivery and performance under this Agreement and the consummation of the

Contemplated Transactions by Focus, do not and will not (i) violate any provision of the Charter Documents of Focus or any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 3.03(c) are duly obtained or made, (A) violate in any material respect any Law applicable to Focus or any of its Subsidiaries, or any of their respective properties or assets, or (B) violate or conflict with, or result in a material breach of any provision of or the loss of any benefit under, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a material default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Focus or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, Focus Material Contract or other instrument or obligation to which Focus or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected.

(c)        Regulatory Filings and Approvals. Except for (i) the filings of applications or notices with, and approvals or waivers by, the Board of Governors of the Federal Reserve System (the “FRB”), the FDIC and the DBO, (ii) the filing with the Securities and Exchange Commission (“SEC”) and declaration of effectiveness of a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) including the joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) relating to the meetings, including any adjournments or postponements thereof, of Focus shareholders and HCC shareholders to be held in connection with this Agreement and the Merger (the “Focus Meeting” and the “HCC Meeting,” as the case may be), (iii) approval of the listing on the NASDAQ Global Select Market (“NASDAQ”) of the HCC Common Stock to be issued in connection with the Merger, (iv) the Requisite Focus Vote and the Requisite HCC Vote, (v) the filing of the Agreement of Merger pursuant to the CGCL and the CFC, (vi) such filings and approvals as are required to be made or obtained under applicable state securities laws in connection with the issuance of the shares of HCC Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity, or with any third party are necessary in connection with, (A) the execution and delivery by Focus of this Agreement, (B) the consummation by Focus of the Merger and the other Contemplated Transactions, or (C) the execution and delivery by Focus of the Agreement of Merger.

Section 3.04    Financial Statements; Internal Controls.

(a)        Financial Statements. Focus has furnished to HCC correct and complete copies of (i) the audited balance sheets of Focus as of December 31, 2012, 2013 and 2014, and the related audited statements of income, shareholders’ equity and cash flows for the years ended December 31, 2012, 2013 and 2014, (ii) an unaudited balance sheet of Focus as of March 31, 2015, and the related unaudited statement of income for the period ended March 31, 2015 (such balance sheets and the related statements of income and shareholders’ equity are collectively referred to herein as the “Focus Financial Statements”). The balance sheet for the period ended March 31, 2015 is referred to herein as the “Focus Balance Sheet”.  The Focus Financial Statements (i) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods involved, subject in the case of the unaudited interim financial statements, to normal year-end adjustments and the fact that they do not contain all of the statements of cash flow or footnote disclosures required by GAAP (the effect of which will not, individually or in the aggregate, be material) and complied in all material respects with applicable accounting requirements, (ii) fairly presented in all material respects the financial position of Focus and its Subsidiaries at the respective dates thereof and the results of Focus’s operations and, to the extent applicable, cash flows for the periods indicated therein, subject in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP, and (iii) are consistent with the books and records of Focus in all material respects. Focus maintains accurate books and records and in all material respects they have been, and are being maintained in the ordinary course of business and in accordance with GAAP and any other applicable Law and accounting requirement.

(b)        Reports and Assessments.  Since December 31, 2011, Focus and each of its Subsidiaries have filed (or furnished, as applicable) all material reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (“Focus Reports”), that they were required to file (or furnish, as applicable) with any Governmental Entity having jurisdiction over Focus or any of its Subsidiaries.  As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each Focus Report (including the financial statements, exhibits, and schedules thereto), complied in all material respects with applicable Law, and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no material violations or exceptions in any Focus Report that are unresolved as of the date of this Agreement.

(c)        Internal Controls.

(i)         Focus has implemented and maintains internal controls over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP and includes policies and procedures for its own purposes that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Focus and its Subsidiaries, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Focus and its Subsidiaries are being made only in accordance with authorizations of management and directors of Focus and its Subsidiaries, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Focus’s assets that could have a material effect on its financial statements. Since December 31, 2011, Focus has not experienced or effected any material change in internal control over financial reporting.

(ii)        Since December 31, 2011, neither Focus nor any of its Subsidiaries or, to the knowledge of Focus, any director, officer, employee, auditor, accountant, or representative of Focus or any of its Subsidiaries has received or has otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of Focus or any of its Subsidiaries or their internal control over financial reporting, including any complaint, allegation, assertion, or claim that Focus or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(iii)       To the knowledge of Focus, (A) there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to materially adversely affect Focus’s ability to record, process, summarize and report financial information and (B) since December 31, 2011, there is no fraud whether or not material that involves management or other employees who have a significant role in Focus’s internal control over financial reporting. Focus has made available to HCC (A) a summary of any such disclosure made by management to Focus’s auditors and audit committee since December 31, 2011 and (B) any material communication since December 31, 2011 made by management or Focus’s auditors to the audit committee required or contemplated by the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(d)       Allowance for Loan Losses. All allowances for loan and lease losses (“ALLL”) of Focus and its Subsidiaries, including any reserves for unfunded commitments, are, and as of the Effective Time will be, to the knowledge of Focus, made in compliance with all applicable Law, Focus’s methodology for determining the adequacy of its allowance for losses and the standards established by the Financial Accounting Standards Board in all material respects. Neither Focus nor any of its Subsidiaries has been notified by any Governmental Entity or by Focus’s independent auditor, in writing or otherwise, that (i) such allowances are inadequate, (ii) the practices and policies of Focus or any of its Subsidiaries in establishing such allowances and in accounting for non-performing and classified assets generally fail to comply with applicable accounting or regulatory requirements, or (iii) such allowances are inadequate or inconsistent with the historical loss experience of Focus or its Subsidiaries.

(e)        Off-balance Sheet Arrangements. Neither Focus nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Focus and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate), including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (for reference, as defined in Item 303(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving or material liabilities of Focus or any of its Subsidiaries in the Focus Financial Statements, the Focus Balance Sheet, the Closing Financial Statements, or the Focus Reports.

(f)        Undisclosed Liabilities. Except for (i) those liabilities that are set forth on Focus Balance Sheet, (ii) those liabilities and expenses incurred in connection with the transactions contemplated by this Agreement and (iii) liabilities incurred since the date of the Focus Balance Sheet in the ordinary course of business and that are not and would not be, individually or in the aggregate, material to the financial condition of Focus and its Subsidiaries, taken as a whole, neither Focus nor any of the Focus Subsidiaries has any liabilities, which were required to be reflected on the Focus Balance Sheet under GAAP if it had existed on the date of the Focus Balance Sheet.

Section 3.05    Absence of Certain Changes or Events.

(a)        Ordinary Course of Business.  Since December 31, 2013, Focus and its Subsidiaries have conducted their respective businesses in the ordinary course of business, and no event has occurred or circumstances exists, that individually or in the aggregate, would reasonably be expected to result in a Focus Material Adverse Effect.

(b)        No Changes or Events.  Since December 31, 2013, neither Focus nor any of its Subsidiaries engaged in any of the following:

(i)         incurred any obligation or liability, except deposits taken, Federal funds purchased and Federal Home Loan Bank, Federal Reserve Bank and correspondent bank borrowings and current liabilities for trade or business obligations, none of which, individually or in the aggregate, were material to the financial condition of Focus and its Subsidiaries;

(ii)        declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

(iii)       issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereof (except for the issuance of stock options and restricted stock under the Focus Equity Plans in the ordinary course of business);

(iv)       acquired any capital stock or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (A) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (B) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person);

(v)        mortgaged, pledged or subjected to a Lien or restriction any of its property, business or assets, tangible or intangible, except for Permitted Liens;

(vi)       sold, transferred, leased to others or otherwise disposed of any of its assets or canceled or compromised any debt or claim, or waived or released any right or claim outside the ordinary course of business;

(vii)      terminated, canceled or surrendered, or received any notice or threat of termination or cancellation of any Focus Material Contract;

(viii)     Since December 31, 2014, made any change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, paid or agreed or orally promised to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of their directors, officers, employees or agents, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended or terminated any plan, arrangement, program or agreement that would constitute a Focus Employer Plan, except periodic increases consistent with past practices, or as disclosed in the Focus Disclosure Schedule or specifically permitted by this Agreement;

(ix)       made any capital expenditures in excess of an aggregate of $100,000;

(x)        instituted, had instituted against them, settled or agreed to settle any Legal Action relating to their property other than routine collection suits instituted to collect amounts owed or suits in which the amount in controversy is less than $100,000;

(xi)       experienced any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Focus or any of its Subsidiaries, whether or not covered by insurance;

(xii)      experienced any material adverse change in relations with its employees (exclusive of the termination of any employees in accordance with their existing policies and procedures), depositors, loan customers, or correspondent banks;

(xiii)     except for the transactions contemplated by this Agreement or as otherwise permitted under this Agreement, entered into any transaction, or entered into, modified or amended any Focus Material Contract;

(xiv)     made any, or acquiesced with any, change in any accounting methods, principles or material practices except as required by GAAP; or

(xv)      entered into a Contract to do any of the foregoing.

Section 3.06    Taxes.

(a)        Tax Returns. Focus and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by or with respect to Focus and its Subsidiaries on or prior to the Closing Date. The Tax Returns have accurately reflected and shall accurately reflect all liability for Taxes of Focus and each of its Subsidiaries for the periods covered thereby. Neither Focus nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b)        Liability for Taxes.  All Taxes of Focus and its Subsidiaries (whether or not shown on any tax return) have been timely paid except for Taxes that are both being contested in good faith and adequately reserved against and included as an identifiable tax liability (in accordance with GAAP) on the Financial Statements and Focus Balance Sheet. Focus does not have any liability for taxes in excess of the amount reserved or provided for in the Financial Statements or Focus Balance Sheet (but excluding, for this purpose only, any liability reflected thereon for deferred taxes to reflect timing differences between tax and financial accounting methods).

(c)        Availability of Tax Returns. Focus has made available to HCC (i) complete and accurate copies of all federal, state, local and foreign income, franchise and other Tax Returns filed by or on behalf of Focus or its Subsidiaries for any Tax period ending after December 31,

2012, and (ii) any audit report issued relating to any Taxes due from or with respect to Focus with respect to its income, assets or operations.

(d)       Withholding. All Taxes required to be withheld, collected or deposited by or with respect to Focus and each of the Focus Subsidiaries have been timely withheld, collected or deposited, as the case may be, and to the extent required by applicable Law, have been paid to the relevant Governmental Entity. Focus and each of its Subsidiaries have complied in all material respects with all information reporting and backup withholding provisions of applicable Law, including the collection, review and retention of any required withholding certificates or comparable documents (including with respect to deposits) and any notice received pursuant to Section 3406(a)(1)(B) or (C) of the Code.

(e)        Tax Reporting.  Focus and its Subsidiaries have disclosed on their federal income tax returns and state income tax returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code or any similar provision under applicable state tax law.

(f)        Liens. There are no Liens for Taxes with respect to any of the assets of Focus or any of its Subsidiaries other than for statutory Liens for Taxes not yet due and payable.

(g)        Tax Deficiencies and Audits. No deficiency for any Taxes which has been proposed, asserted or assessed in writing against Focus or any of its Subsidiaries has not been resolved. There is no waiver or extension of the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax with respect to Focus and any of its Subsidiaries, which waiver or extension is in effect. Focus is not contesting any Tax liability.  To the knowledge of Focus, no Tax Return of Focus nor any of its Subsidiaries is under audit or examination by any Governmental Entity. No written or, to the knowledge of Focus, unwritten notice of such an audit or examination by any Governmental Entity has been received by Focus or any of its Subsidiaries. Any assessments for Taxes due with respect to any completed and settled examinations or any concluded litigation have been fully paid.  Since December 31, 2008, Focus has not amended any Tax Return or entered into any settlement or compromise of any Tax. No issue has been raised by any Governmental Entity in any pending Tax audit that could be material and adverse to Focus or the Surviving Corporation for any period after the Effective Time.

(h)        Tax Jurisdictions. No claim has been made by any Governmental Entity authority in a jurisdiction where Focus and its Subsidiaries do not file Tax Returns that Focus or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(i)         Tax Rulings. Neither Focus nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any Governmental Entity with respect to any Taxes, and no such request pending.

(j)         Consolidated Groups, Transferee Liability and Tax Agreements. Neither Focus nor any of its Subsidiaries (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis, (ii) has any liability for Taxes of any person

(other than Focus or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign Law) as a transferee or successor by Contract or otherwise, or (iii) is a party to or bound by or has any liability under any Tax sharing, allocation or indemnification Contract with respect to Taxes (including any advance pricing agreement, closing agreement or other Contract) relating to Taxes with any Governmental Entity.

(k)        Change in Accounting Method. Neither Focus nor any of its Subsidiaries has agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code or any comparable Tax Law by reason of a change in accounting method and the IRS has not initiated or proposed any such adjustment or change in accounting method, or has any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the business or operations of Focus or any of its Subsidiaries.

(l)         Post-Closing Tax Items. Focus and its Subsidiaries will not be required to include any material item of income in or exclude any material item of deduction from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any comparable or provision of Tax Law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, or (iv) election under Section 108(i) of the Code. Focus is not currently receiving any material Tax benefit, credit, or other favorable material tax treatment that will not be extended and available to the Surviving Corporation after the Closing Date.

(m)       Ownership Changes. Without regard to this Agreement, neither Focus nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382(g) of the Code.

(n)        Section 355. Neither Focus nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock under Section 355 of the Code (i) within the two-year period ending prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Contemplated Transactions.

(o)        Reportable Transactions. Neither Focus nor any of its Subsidiaries has been a party to or a promoter of a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(p)        Listed Transactions. Neither Focus nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011 4(b)(2).

(q)        Real Estate Holding Company. Neither Focus nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of the Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(r)        Inter-Company Transactions. (i) There are no deferred intercompany transactions between Focus and any of its Subsidiaries or between its Subsidiaries and there is no excess loss account (within the meaning of Treasury Regulations Section 1.1502-19 with respect to the capital stock of Focus or any of its Subsidiaries) which will or may result in the recognition of income upon the consummation of the Contemplated Transactions, and (ii) there are no other transactions or facts existing with respect to Focus or its Subsidiaries which by reason of the consummation of the Contemplated Transactions will result in Focus or its Subsidiaries recognizing income.

(s)        Loss Carryforwards. Section 3.06(s) of the Focus Disclosure Schedule sets forth a complete and correct list and description of any United States federal and state net operating and capital loss carryforwards for Focus and any of its Subsidiaries (including any limitations of such net operating or capital loss carryforwards under Sections 382, 383 or 384 of the Code and related the Treasury Regulations), if any, as of December 31, 2014, and the expiration dates thereof. Without limiting the generality of the foregoing, the audited consolidated statement of financial condition of Focus at December 31, 2014 included in the Financial Statements reflects a net deferred tax asset with a balance of $1,696,000, and such entries are true, accurate and correct as of such date and have been prepared by Focus in accordance with GAAP.

(t)        Qualifying Reorganization. Neither Focus nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.07    Government Authorizations. Focus and its Subsidiaries hold all material Government Authorizations required for the lawful conduct of their respective business as presently conducted or the ownership or use of any of their respective properties, rights, assets, and deposits under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith). Focus and each of its Subsidiaries is in compliance in all material respects with the terms of all Government Authorizations. Neither Focus nor any of its Subsidiaries has received, any notice or other communication (whether oral or written) from any Governmental Entity regarding any failure to comply with any Governmental Authorization. No such Governmental Authorization is subject to a suspension or cancellation, and to the knowledge of Focus, no suspension or cancellation of any such Governmental Authorization is threatened, the suspension or cancellation of which would have a Focus Material Adverse Effect.

Section 3.08    Compliance with Law.

(a)        Compliance. Focus and each of its Subsidiaries has conducted its business and is in compliance (after giving effect to any non-compliance and cure) in all material respects with each Law that is or was applicable to any of them or to the conduct or operation of their respective business as presently conduced, or the ownership or use of any of their respective properties, rights, assets and deposits, including (i) the Bank Secrecy Act, Title III of the U.S. Patriot Act or related state or federal anti-money-laundering laws, regulations and guidelines, (ii) consumer lending, deposit and savings and related operations laws and regulations, including the Equal Credit Opportunity Act, the Truth in Lending Act, applicable regulations promulgated by the Consumer Financial Protection Bureau, the Fair Debt Collection Practices Act and other investor and mortgage insurance company requirements relating to the originating, sale and servicing of mortgage and consumer loans, (iii) extensions of credit to and transactions with officers, directors and affiliates, and (iv) the Community Reinvestment Act (the “CRA”). Neither

Focus nor any of its Subsidiaries has received any notice from any Governmental Entity or any other person regarding any failure to comply with any material alleged or threatened liability under such Law that has not heretofore been cured and for which there is any remaining liability.  Without limiting the generality of the foregoing, Focus has not been advised of any material regulatory concerns regarding its compliance with the Bank Secrecy Act or related state or federal anti-money-laundering laws, regulations and guidelines, including those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of diligence in identifying customers. Focus has adopted such procedures and policies as are necessary or appropriate, in the reasonable judgment of Focus management, to comply with Title III of the U.S. Patriot Act.  No matter described in Section 3.08(a) of the Focus Disclosure Schedule, individually or in the aggregate, had or would reasonably be expected to have a Focus Material Adverse Effect.

(b)        Community Reinvestment Act.  Focus had a rating of “satisfactory” or better as of its most recent CRA compliance examination and it has no knowledge of any facts that may result in not receiving a rating of “satisfactory” or better at its next CRA compliance examination or have any basis to believe that any Governmental Entity may seek to restrain, delay or prohibit the Contemplated Transactions as a result of any act or omission of Focus under the Community Reinvestment Act.

(c)        Fiduciary Accounts. Focus and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. Neither Focus nor any of its Subsidiaries, or any director, officer or employee of Focus or of any of its Subsidiaries, has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are correct and complete and accurately reflect the assets of such fiduciary account.

Section 3.09    Regulatory Matters. Neither Focus nor any of its Subsidiaries or any of their respective properties is directly or indirectly a party or subject to any Order which restricts the conduct of its business, imposes any requirements or procedures, or in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business. Neither Focus nor any of its Subsidiaries has received at any time since December 31, 2013, any notice or other communication from any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Order. To the knowledge of Focus, there are no formal or informal investigations relating to any regulatory matter pending before any Governmental Entity with respect to Focus or any of its Subsidiary, that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any Order. Except for normal examinations conducted by a Governmental Entity in the ordinary course of the business of Focus and its Subsidiaries, there is no pending Legal Action before, or, to the knowledge of Focus, examination or investigation by, any Governmental Entity into the business or operations, policies, practices or disclosures of Focus or any of its Subsidiaries. There is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report or statement relating to any examination of Focus or any of its Subsidiaries.  Focus meets or exceeds the criteria to be deemed “well-capitalized” (as that term is defined by 12 C.F.R. 325.103), and “well managed” (as that term is defined at 12 C.F.R. 225.2(s)).  Focus has not been informed that its status as “well-capitalized,” or “well managed” will change within the next 12 months.  No matter described in Section 3.09 the Focus Disclosure Schedule, individually or in the aggregate, had or would reasonably be expected to have a Focus Material Adverse Effect.

Section 3.10                Litigation. There is no Legal Action pending, or to the knowledge of Focus, threatened against Focus or any of its Subsidiaries or any of their respective properties or assets (or for which Focus or any of its Subsidiaries is obligated to indemnify a third party) or, to the knowledge of Focus, against any executive officer or director of Focus or any of its Subsidiaries in their capacities as such. To the knowledge of Focus, there is no reasonable basis for and no event has occurred or circumstance exists that (with or without notice or lapse of time or both) would reasonably be expected to give rise to or serve as a basis for, constitute or result in, any material Legal Action against Focus or any of its Subsidiaries. No matter described in Section 3.10 of the Focus Disclosure Schedule, individually or in the aggregate, had or would reasonably be expected to have a Focus Material Adverse Effect.

Section 3.11                Trust Administration. Neither Focus nor any of its Subsidiaries presently exercise trust powers, including, but not limited to, trust administration, and has not exercised such trust powers prior to the date of this Agreement. The term “trusts” includes (a) any and all common law or other trusts between an individual, corporation or other entities and Focus or any of its Subsidiaries, as trustee or co-trustee, including, without limitation, pension or other qualified or nonqualified employee benefit plans, compensation, testamentary, inter vivos, charitable trust indentures, (b) any and all decedents’ estates where Focus or any of its Subsidiaries is serving or has served as a co-executor or sole executor, personal representative or administrator, administrator de bonis non, administrator de bonis non with will annexed, or in any similar fiduciary capacity, (c) any and all guardianships, conservatorships or similar positions where Focus or any of its Subsidiaries is serving or has served as a co-grantor or a sole grantor or a conservator or a co-conservator of the estate, or any similar fiduciary capacity, and (d) any and all agency and/or custodial accounts and/or similar arrangements, including plan administrator for employee benefit accounts, under which Focus or any of its Subsidiaries is serving or has served as an agent or custodian for the owner or other party establishing the account with or without investment authority.

Section 3.12                Employee Matters.

(a)                               Schedule. Section 3.12(a) of the Focus Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, supplemental executive retirement, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, retention, change of control, split dollar insurance, supplemental life insurance benefits, contribution plan, death, disability or medical benefits or other employee benefits or remuneration of any kind, in each case whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by Focus or any of its Subsidiaries for the benefit of any current or former employee, independent contractor, consultant or director of Focus or any of its Subsidiaries (each, a “Focus Employee”), or with respect to which Focus or any of its Subsidiaries has or may have any material liability (each a “Focus Employee Plan” and collectively, the “Focus Employee Plans”). Neither Focus nor any of its Subsidiaries has any commitment to create any additional Focus Employee Plan or to materially modify, change or renew any existing Focus Employee Plan (any modification or change that increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof.

(b)                              Documents. Focus has made available to HCC correct and complete copies (or, if a plan is not written, a written description) of all Focus Employee Plans and amendments thereto in each case that are in effect as of the date of this Agreement, and, to the extent applicable (i) all related trust agreements, funding arrangements and insurance contracts now in effect, (ii) the most recent determination letter received regarding the tax-qualified status of each Focus Employee Plan, (iii) the most recent financial statements for each Focus Employee Plan, (iv) any Form 5310 or Form 5330 filed with the IRS within the previous three (3) years, (v) the Form 5500 Annual Returns/Reports for the most recent plan year for each Focus Employee Plan, (vi) the current summary plan description for each Focus Employee Plan, and (vii) all actuarial valuation reports related to any Focus Employee Plans.

(c)                               Employee Plan Compliance. Each Focus Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Law, including ERISA and the Code. All Focus Employee Plans that are intended to be qualified under Section 401(a) of the Code have received favorable determination letters from the IRS and, as of the date of this Agreement, no such determination letter has been revoked nor, to the knowledge of Focus, has any such revocation been threatened, and to the knowledge of Focus, as of the date of this Agreement, no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code. Focus and its Subsidiaries, where applicable, have timely made all material contributions and other material payments required by and due under the terms of each Focus Employee Plan and applicable Law, and all benefits accrued under any unfunded Focus Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by and in accordance with GAAP.  Except to the extent limited by applicable Law, each Focus Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms without material liability to HCC, the Surviving Corporation, Focus or any of its Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder).  There are no Legal Actions pending or, to the knowledge of Focus, threatened against Focus or any of its Subsidiaries with respect to any Focus Employee Plan (in each case, other than routine claims for benefits). To the knowledge of Focus, neither Focus nor any of its Subsidiaries has engaged in a transaction that reasonably likely to subject Focus or any Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Neither Focus nor any of its Subsidiaries has incurred or reasonably expects to incur either directly or indirectly any material liability under Title I or Title IV of ERISA, or related provisions of the Code or any other applicable Law relating to employee benefit plans.

(d)                             Certain Focus Employee Plans. With respect to each Focus Employee Plan (i) no such plan is a “multi-employer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code, and neither Focus nor any Focus ERISA Affiliate has at any time contributed to or had any liability or obligation in respect of any such multi-employer plan or multiple employer plan, (ii) no Legal Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan, (iii) no such plan is subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, and (iv) no “reportable event” as defined in Section 4043 of ERISA has occurred with respect to any such plan.

(e)                               Post-Employment Obligations. No Focus Employee Plan provides post-termination or retiree welfare benefits to any Focus Employee or other person (including health insurance, disability insurance or death benefits) (“Retiree Welfare Benefits”) for any reason, except as may be required by COBRA or other applicable Law, and neither Focus nor any Focus ERISA Affiliate has any liability (or made any representations to any Focus Employee) to provide post-termination or Retiree Welfare Benefits to any Focus Employee or other person, except to the extent required by COBRA or other applicable Law.

(f)                                Audits. No Focus Employee Plan has within the three (3) years prior to the date of this Agreement, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

(g)                              Section 409A Compliance. Each Focus Employee Plan that is subject to Section 409A of the Code has been operated in compliance in all material respects with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

(h)                              Health Care Compliance. Each of Focus and its Subsidiaries complies in all material respects with the applicable requirements of COBRA or any similar state statute with respect to each Focus Employee Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state statute.

(i)                                  Effect of Transaction. Except as set forth in Section 3.12(i) of the Focus Disclosure Schedule, neither the execution of this Agreement, nor the consummation of the Contemplated Transactions, will (either alone or upon the occurrence of any additional or subsequent events) (i) entitle any current or former director, employee, contractor or consultant of Focus to severance pay or any other payment, (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such individual, (iii) limit or restrict the right of Focus to merge, amend or terminate any Focus Employee Plan, (iv) increase the amount payable or result in any other material obligation pursuant to any Focus Employee Plan, or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(j)                                  Qualifying Reorganization. Neither Focus nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.13                Labor and Employment Matters.

(a)                               Employees. Section 3.13(a) of the Focus Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of the name of each employee, job description, job location, title, current annual base salary, other compensation and wage and hour exemption status of Focus and its Subsidiaries and a summary of all Contracts or commitments by Focus or any of its Subsidiaries to increase the compensation or to modify the conditions or terms of employment. All persons who have been treated as independent contractors by Focus or any of its Subsidiaries for tax purposes have met the criteria to be so treated under applicable Law. No executive or group of employees has informed Focus or any of its Subsidiaries of his, her or their intent to terminate employment with Focus or its Subsidiaries.

(b)                              Labor Organizations. There is no collective bargaining or other labor union contract applicable to any person employed by Focus or any of its Subsidiaries to which Focus or any of its Subsidiaries is a party (each a “Focus Collective Bargaining Agreement”) and, to the knowledge of Focus, no labor union, or other collective bargaining representative represents any person employed by Focus or any of its Subsidiaries in connection with such employment. No Focus Collective Bargaining Agreement is being negotiated by Focus or any of its Subsidiaries. There is no pending, or to the knowledge of Focus, threatened strike, work stoppage, or other material labor dispute against Focus or any of its Subsidiaries and no such disputes have occurred within the past three (3) years. To the knowledge of Focus, no labor union or labor organization is organizing or seeking to organize any employees of Focus or any of its Subsidiaries and no such organizing activities have occurred within the past three (3) years.

(c)                               Compliance. Focus and its Subsidiaries have complied and are in compliance in all material respects with applicable Law with respect to employment, termination of employment, and terms, practices, conditions and classification of employment (including applicable Law regarding family and medical leave, disability, labor relations, workers compensation, wage and hour requirements, immigration, discrimination, employee health and safety, employee scheduling, occupational safety and health and the WARN Act), and have not engaged in any unfair labor practices or similar prohibited practices that would reasonably be expected to have a Focus Material Adverse Effect. There are no Legal Actions pending or, to the knowledge of Focus threatened against Focus or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any applicable Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(d)                             Agreements and Trade Secrets. To the knowledge of Focus, no employee of Focus or its Subsidiaries is a party to or is otherwise bound by any Contact, including any confidentiality, non-competition, or proprietary rights agreement, between such person and any other person that could reasonably be expected to prohibit the performance by such person of his or her duties for or on behalf of Focus or any of its Subsidiaries; or adversely affect the ability of Focus or any of its Subsidiaries to conduct its or their primary business. No person has claimed, or to the knowledge of Focus, has valid reason to claim that any employee or former employee of Focus (i) is in violation of any material term of any employment agreement, confidentiality agreement, non-competition agreement or any restrictive covenant with such person, (ii) has disclosed or utilized any trade secret, confidential or proprietary information or documentation belonging to such person in connection with employment with Focus or its Subsidiaries, or (iii) has interfered in the employment relationship with such person and any of its present or former employees in violation of any Law or Contract between such person and the applicable employee.

(e)                               Policies. Focus has made available to HCC prior to the date of this Agreement a copy of all material written policies and procedures related to the employees of Focus and its Subsidiaries and a written description of all material unwritten policies and procedures related to the employees of Focus and its Subsidiaries.

Section 3.14                Environmental Matters.

(a)                               Compliance. Each of Focus and its Subsidiaries and any property which Focus or any of its Subsidiary owns or leases, and to the knowledge of Focus, any Loan Property are in compliance with all Environmental Laws in all material respects.

(b)                              Authorizations. Focus and its Subsidiaries possess and have obtained and are in compliance with all material Governmental Authorizations required under Environmental Laws for the operation of their respective businesses or the occupation of their facilities as currently conducted and occupied.

(c)                               Notifications. Neither Focus nor any of its Subsidiaries has received any written notice or report regarding any material violation of or liability under any Environmental Law other than those that have been fully and finally resolved with no future or continuing obligations.

(d)                             Legal Actions; Orders. There is no Legal Action pending or, to the knowledge of Focus, threatened against Focus or any of its Subsidiaries or any Loan Property under applicable Environmental Laws or seeking to impose any material financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance (whether or not occurring at or on a site owned, leased or operated by Focus or any of its Subsidiaries) under applicable Environmental Laws. Neither Focus nor any of its Subsidiaries nor any Loan Property is subject to any Order or Contract by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing. To the knowledge of Focus, there is no reasonable basis for and no event has occurred or circumstances exist that would reasonably be expected to give rise to any such action.

(e)                               Contamination. To the knowledge of Focus, during the period of Focus’s or any of its Subsidiaries’ ownership or operation of any of their respective properties or Focus’s or any of its Subsidiaries’ participation in the management of any Loan Property, there has been no contamination by or release of Hazardous Materials affecting such properties (including soil, ground water or surface water on, or under the properties, and buildings thereon) other than in amounts permitted under applicable Environmental Laws. To the knowledge of Focus, prior to the period of Focus’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, or Focus or any of its Subsidiaries’ participation in the management of any

Loan Property, there was no contamination by or release of Hazardous Materials affecting such properties (including soil, ground water or surface water on, or under the properties, and buildings thereon) other than in amounts permitted under applicable Environmental Laws.

(f)                                Reports. Focus has provided to HCC all material reports, assessments, audits, citations, notices, surveys, studies and investigations in the possession, custody or control of Focus or any of its Subsidiaries concerning compliance with or liability or obligation under Environmental Laws or the release or threatened release of Hazardous Materials, including those concerning any property in which Focus or any of its Subsidiaries owns or leases, or any Loan Property. There has been no written environmental site assessment assessing the presence, potential presence, release or threatened release of Hazardous Materials located on, under or affecting any property owned or leased or, to Focus’s knowledge, any Loan Property that is within the possession or control of Focus or any of its Subsidiaries as of the date of this Agreement, which has not been delivered to HCC prior to the date of this Agreement.

(g)                              Foreclosed Properties. Focus has not foreclosed upon or taken a deed or title to any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon or taken a deed or title to any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

Section 3.15                Loan Portfolio.

(a)                               Section 3.15 of the Focus Disclosure Schedule sets forth a complete and correct list of (i) each Loan of Focus and its Subsidiaries that as of March 31, 2015 (A) contractually past due 90 days or more in the payment of principal or interest, (B) on non-accrual status, (C) classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by Focus, any of its Subsidiaries or any Governmental Entity, (D) as to which a reasonable doubt exists as to the timely future collectability of principal or interest, whether or not interest is still accruing or the Loans are less than 90 days past due, (E) where the interest rate terms have been reduced or the maturity dates have been extended subsequent to the Loan Documentation under which the Loan was originally advanced due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (F) where a specific reserve allocation exists in connection therewith, or (G) which is required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, and (ii) each asset of Focus or any of its Subsidiaries that as of March 31, 2015 was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Loans, and the book value thereof as of such date. For each loan identified in accordance with the immediately preceding sentence, Section 3.15 of the Focus Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of March 31, 2015.

(b)                              Each Loan of Focus and its Subsidiaries (i) arose out of bona-fide arm’s-length transaction in the ordinary course of business, (ii) is evidenced by Loan Documentation that is correct and complete in all material respects, and (iii) represents the legal, valid and binding obligation of the maker, co-maker, guarantor, endorser or debtor (such persons referred to as an

“Obligor”) thereunder and is enforceable against the Obligor named therein, except as such enforcement may be limited by applicable bankruptcy, insolvency, moratorium or similar Law affecting the enforcement of creditors’ rights generally, and subject to general principals of equity (whether considered in a proceeding whether in equity or at law). The Loan Documentation with respect to each outstanding Loan was in compliance in all material respects with applicable Law or governmental programs at the time of origination or purchase by Focus or its Subsidiaries. For the purposes of this Agreement, “Loan Documentation” means all Loan files and all documents included in Focus’s or any of its Subsidiaries’ file or imaging system with respect to a Loan, including loan applications, notes, security agreements, deeds of trust, collectors notes, appraisals, credit reports, disclosures, titles to collateral, verifications (including employment verification, deposit verification, etc.), mortgages, loan agreements, including building and loan agreements, guarantees, pledge agreements, financing statements, inter-creditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing.

(c)                               Each Loan of Focus or its Subsidiaries (i) was originated or purchased by Focus or any of its Subsidiaries and its principal balance as shown on Focus’s books and records is correct as of the date indicated therein, (ii) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral therefor, and (iii) complies, and at the time the Loan was originated or purchased by Focus or any of its Subsidiaries complied, including as to the Loan Document related thereto, in all material respects with applicable Law or governmental programs.

(d)                             Each outstanding Loan (including Loans held for resale to investors) of Focus or any of its Subsidiaries has been solicited and originated and is administered and serviced (to the extent administered and serviced by Focus or any of its Subsidiaries), and during the period of time in which such Loan was originated, held or serviced by Focus or any of its Subsidiaries, the relevant Loan Documentation was maintained, in all material respects in accordance with Focus’s or its Subsidiaries’ underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and customary industry practices and with applicable Law or governmental programs.  All such Loans are and at the Effective Time will be free and clear of any Lien other than Permitted Liens. There are no oral modifications or amendments or additional material Loan Documentation related to the Loans that are not reflected in the Focus or its Subsidiaries’ records. To the knowledge of Focus, no claim of defense as to the enforcement of any Loan has been asserted, and there are no acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense.

(e)                               With respect to each Loan of Focus or any of its Subsidiaries that is secured, Focus or the relevant Subsidiary has a valid and enforceable Lien on the collateral described in the documents relating to such Loan, and each such Lien is assignable and has the priority described in the Loan Documentation (except as may be limited by applicable bankruptcy, insolvency, moratorium or similar Law affecting the enforcement of creditors’ rights generally, and subject to general principals of equity (whether considered in a proceeding whether in equity or at law)).

(f)                                None of the Contracts pursuant to which Focus or any of its Subsidiaries has sold or is servicing Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, or entitle the buyer of such Loans or pool of Loans or participation in Loans or pools of Loans or any other person to pursue any other form of recourse against Focus or any of its Subsidiaries. There has not been any claim made by any such buyer or other person for repurchase or other similar form of recourse against Focus or any of its Subsidiaries.

(g)                              Section 3.15(g) of the Focus Disclosure Schedule sets forth a complete and correct list of all Loans as of the date of this Agreement by Focus or any of its Subsidiaries to any directors, officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Focus or any of its Subsidiaries. There are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Loans are and were originated in compliance in all material respects with applicable Law.

(h)                              All guarantees of indebtedness owed to Focus, including but not limited to those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are valid and enforceable in accordance with its terms.

(i)                                  The information with respect to each Loan set forth in the data storage disk produced by Focus from its management information systems regarding the Loans and delivered to HCC prior to the date of this Agreement (the “Loan Data”), and, to the knowledge of Focus, any third-party information set forth in the Loan Data is complete and correct in all material respects as of the dates specified therein, or, if no such date is indicated therein, as of March 31, 2015.

Section 3.16                Investment Portfolio. Each of Focus and its Subsidiaries has good and marketable title to all securities held by it free and clear of any Lien (other than Permitted Liens), except to the extent that such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Focus or any of its Subsidiaries. Such securities are valued on Focus Balance Sheet and classified as “held to maturity” and “available for sale” in accordance with GAAP.

Section 3.17                Risk Management Instruments. Neither Focus nor any of its Subsidiaries is a party to nor has it agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on Focus Balance Sheet and is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) or owns securities that (a) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives,” or (b) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

Section 3.18                Properties.

(a)                               Schedule. Section 3.18(a) of the Focus Disclosure Schedule lists as of the date of this Agreement, all real property leased by Focus or any of its Subsidiaries. Focus has delivered to HCC correct and complete copies of all Real Property Leases.  Neither Focus nor any of its Subsidiaries owns any real property except real property that is “other real estate owned” (“OREO”) set forth on the Focus Balance Sheet.

(b)                              Title and Use. Focus or one of its Subsidiaries has good and marketable leasehold interests in all parcels of real property leased to the Leased Real Estate, free and clear of all Liens of any nature created by Focus or any of its Subsidiaries or, to the knowledge of Focus, any other person, except for Permitted Liens. Focus and its Subsidiaries have the right to occupy, use, and possess the Leased Real Estate, and is in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the Real Property Leases. None of the Leased Real Estate, in whole or in part, has been condemned or otherwise taken by eminent domain, or to Focus’s knowledge is the subject of a pending, threatened or contemplated condemnation or taking which has not been consummated. The Leased Real Estate is not subject to any current or potential interests of third parties or other restrictions or limitations that would impair or be inconsistent in any material respect with the current use of such property by Focus or any of its Subsidiaries, as applicable. No person other than Focus and its Subsidiaries has (or will have, at Closing) any right to use or occupy any portion of the Leased Real Estate. Neither Focus nor any of its Subsidiaries has received any notice that the owner of the Leased Real Estate has made any assignment, mortgage, pledge or hypothecation of such Leased Real Estate or the rents due thereunder.

(c)                               Condition.  The Leased Real Estate, including all buildings, structures, fixtures and appurtenances comprising part of the Leased Real Estate and all systems located thereon (including, without limitation, the mechanical, electrical and HVAC systems) are in good operating condition and have been well maintained, reasonable wear and tear excepted, and are in all material respects adequate and sufficient for the purposes to which they are used in the conduct of the business of Focus or its Subsidiaries, as applicable. Focus and its Subsidiaries do not use in its business any real property other than the Leased Real Estate.

(d)                             Deposits. All rents, deposits and additional rents due pursuant to the Real Property Leases have been paid in full and no security deposit or portion thereof has been applied in respect of a breach or default under the Real Property Leases that has not been re-deposited in full.

(e)                               Operation. Focus and its Subsidiaries have operated the Leased Real Estate, and the continued operation of the Leased Premises in the manner it is used in Focus’s and its Subsidiaries business will be, in accordance in all material respects with all applicable Law.  None of the Leased Real Estate, or the leasing, occupancy or use of the Leased Premises, is in material violation of any Law, including, without limitation, any building, zoning, Environmental Law or other Law. Focus or its Subsidiaries, as applicable, has obtained all Governmental Authorizations necessary its operation and use of the Leased Real Estate.

(f)                                Personal Property. Focus and its Subsidiaries have good, valid and marketable title to, or a valid leasehold interest in, all of the tangible personal property or assets of Focus and its Subsidiaries used in the conduct of its business (including, without limitation, trade fixtures, shelving, furniture, on-premises ATMs, equipment, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and supplies), excluding any items consumed or disposed of, but including new items acquired or obtained, in the ordinary course of the operation of the business of Focus and its Subsidiaries, free and clear of all Liens other than Permitted Liens, and (ii) each of the leases under which Focus or its Subsidiaries lease such personal property is valid, and in full force and effect, without default thereunder by the lessee or, to the knowledge of Focus, the lessor. All material items of equipment and other tangible assets owned by or leased to Focus and its Subsidiaries are sufficient for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted), and are sufficient for the conduct of the business of Focus and its Subsidiaries in the manner in which such business is currently being conducted.

Section 3.19                Intellectual Property.

(a)                               Focus Owned IP. Section 3.19(a) of the Focus Disclosure Schedule contains a complete and correct list as of the date of this Agreement of all Focus Owned IP, and for each of the foregoing, the official registration number, the legal owner, the jurisdiction in which such Intellectual Property subsists, has been issued or registered or in which any application for such issuance and registration has been filed, and any actions, annuities, maintenance fees, or proceedings that must be paid or undertaken within the first ninety (90) days after the Closing Date in order to preserve, perfect, or maintain such Intellectual Property.

(b)                              Right to Use; Title. Focus and its Subsidiaries own all right, title, and interest in or have the valid right to use all of the Focus IP, free and clear of all Liens other than Permitted Liens, and there are no material obligations or covenants to, or restrictions from any other persons affecting the use, enforcement, transfer, or licensing of the Focus Owned IP by Focus and its Subsidiaries. Focus and its Subsidiaries are the sole and exclusive beneficial owners, and, with respect to applications and registrations, record owners, of all the Focus Owned IP. Focus IP constitute all the Intellectual Property necessary to conduct the businesses of Focus and its Subsidiaries. The Focus Owned IP and, to the knowledge of Focus, the Focus Licensed IP, is valid, subsisting, and enforceable. None of Focus IP is being licensed, enforced, or otherwise used in a manner that would result in the abandonment, cancellation, or unenforceability of such Intellectual Property.

(c)                               Non-Infringement. Use by Focus and its Subsidiaries of any material Focus IP and the conduct of their respective businesses does not infringe, misappropriate, or otherwise violate any rights of any person, and no proceeding is pending or, to the knowledge of Focus, has been threatened or asserted against Focus or any its Subsidiaries with regard to the ownership, use, infringement, misappropriation, violation, validity, or enforceability of any Focus IP. To the knowledge of Focus, neither Focus nor any of its Subsidiaries has infringed, misappropriated, or otherwise violated any Intellectual Property of any third party. To the knowledge of Focus, no person is infringing, misappropriating, or otherwise violating any rights of Focus or any of its Subsidiaries in or to any Focus IP. No Legal Action is pending or, has been threatened or asserted by Focus or any of its Subsidiaries against any person with regard to the ownership, use, infringement, misappropriation, violation, validity, or enforceability of any Focus IP.

(d)                             Protection of Trade Secrets. Focus and its Subsidiaries have taken reasonable actions to protect the confidentiality of their Trade Secrets and other confidential information. All material use, disclosure or appropriation of Trade Secrets owned by Focus by or to a third party has been pursuant to the terms of an agreement or other legal obligation between Focus and such third party pursuant to which the third party undertakes to protect and not disclose such Trade Secrets. Neither Focus nor, to the knowledge of Focus, any person under the control of Focus or any of its Subsidiaries has materially breached any confidentiality agreements that such person is subject to, and, to the knowledge of Focus, no other party to any such confidentiality agreement is in material breach thereof.

(e)                               No Adverse Effect. The consummation of the Contemplated Transactions, and compliance by Focus with the provisions of this Agreement, will not result in the termination, cancellation, loss, or impairment of, nor require the payment of additional material amounts or the consent of any person in respect of, or result in the creation of any Lien (other than Permitted Liens) in or upon, any material Focus IP.

Section 3.20                Information Technology; Security and Privacy.

(a)                               IT Systems.  To the knowledge of Focus, all IT Systems have been properly maintained by technically competent personnel in all material respects, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry, to ensure proper operation, monitoring and use. Focus and its Subsidiaries has reasonable disaster recovery plans, procedures and facilities for its business and has taken reasonable steps to safeguard the IT Systems. The IT Systems are in good working condition to effectively perform all information technology operations reasonably necessary to the business of Focus and its Subsidiaries. Neither Focus nor any of its Subsidiaries has experienced within the past three (3) years any material disruption to or material interruption in its conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the IT Systems. Focus and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to or material interruption in the conduct of their respective businesses. Neither Focus nor any of its Subsidiaries is in material breach of any Contract related to any IT Systems.

(b)                              Security and Privacy.  Focus has at all times complied in all material respects with applicable Law relating to privacy, data protection and the collection and use of personal information gathered or accessed in the course of the operations of Focus and its Subsidiaries. Focus has at all times complied in all material respects with all rules, policies and procedures established by Focus and its Subsidiaries with respect to the foregoing. No claims are pending and, to the knowledge of Focus, no claims have been asserted or threatened against Focus or its Subsidiaries and no basis exists for the assertion against Focus or its Subsidiaries by any person alleging a violation of such person’s privacy, personal or confidentiality rights under any such Laws, policies or procedures. The consummation of the Contemplated Transactions will not breach or otherwise cause any violation of any such Laws, policies or procedures. With respect to all personal information described in this Section 3.20(b), Focus and its Subsidiaries have taken steps consistent with industry standards (including implementing and monitoring compliance with measures with respect to technical and physical security) to protect the information in a manner materially consistent with such Laws, rules, policies or procedures. To the knowledge of Focus, there has been no unauthorized access to or other misuse of that information.

Section 3.21                Material Contracts.

(a)                               Material Contracts. For purposes of this Agreement, “Focus Material Contract” shall mean the following to which Focus or any of its Subsidiaries is a party or any of the respective assets are bound:

(i)                                  any employment or consulting Contract providing for annual base compensation payments in excess of $50,000 per annum or $50,000 in the aggregate over the term of the Contract;

(ii)                              any Contract pursuant to which Focus or any of its Subsidiaries is or may become obligated to make any retirement, severance, termination, bonus or similar payment to any current or former officer, director or employee;

(iii)                          any Contract, arrangement or understanding pursuant to which any payment (whether severance pay or otherwise) became or may become due upon a change of control to any director, officer or employee of Focus or any of its Subsidiaries upon execution of this Agreement or upon or following consummation of the Contemplated Transactions (either alone or in connection with the occurrence of any additional acts or events);

(iv)                          any Contract that would restrict HCC, HBC or any of its Subsidiaries after the Effective Time from engaging or competing in any line of business or competing with any person or prohibiting Focus or any of its Subsidiaries from soliciting customers, clients or employees or using or employing the services of any person;

(v)                              any lease of personal property providing for annual lease payments in excess of $50,000 per annum or aggregate payments over the term of the lease in excess of $50,000;

(vi)                          any mortgage, pledge, conditional sales contract, security agreement, option, or any other similar Contract with respect to any interest of Focus or any of its Subsidiaries (other than as mortgagor or pledgor in the ordinary course of its banking business or as mortgagee, secured party or deed of trust beneficiary in the ordinary course of business) in personal property having a value of $50,000 or more;

(vii)                      any Contract to acquire equipment or any commitment to make capital expenditures of $50,000 or more;

(viii)                  any Contract for the sale of any property or assets in which Focus or any of its Subsidiaries has an ownership interest or for the grant of any preferential right to purchase any such property or asset;

(ix)                          any Contract (including any trust indenture, mortgage, promissory note, loan agreement) for the borrowing of any money, any currency exchange, hedging arrangement, or any leasing arrangement of the type required to be capitalized in accordance with GAAP (other than deposits, repurchase agreements, the Federal Reserve Bank advances, bankers’ acceptances, and transactions in “Federal funds” in each case established in the ordinary course of business);

(x)                              any Contract of guarantee, support or indemnification by Focus or any of its Subsidiaries, assumption or endorsement by Focus or any of its Subsidiaries of, or any similar commitment by Focus or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person other than letters of credit issued in the ordinary course of business;

(xi)                          any Real Property Lease;

(xii)                      any Contract of participation with any other bank in any loan entered into by Focus or any of its Subsidiaries subsequent to December 31, 2011 in excess of $25,000, or any sales of assets of Focus or any of its Subsidiaries with recourse of any kind to Focus or any of its Subsidiaries, or any Contract providing for the sale or servicing of any loan or other asset which constitutes a “recourse arrangement” under applicable regulation or policy promulgated by a Governmental Entity (except for agreements for the sale of guaranteed portions of loans guaranteed in part by the U.S. Small Business Administration and related servicing agreements);

(xiii)                  any Contract for data processing, software programming and similar services, which involves future payments or receipts or performances of services or delivery of items requiring aggregate payments of $50,000 or more by Focus or any of its Subsidiaries;

(xiv)                  any License Agreement;

(xv)                      any supply, maintenance or landscape Contract not terminable by Focus or any of its Subsidiaries without penalty on thirty (30) days or less notice and which provides for payments in excess of $25,000 per annum;

(xvi)                  any partnership, joint venture, limited liability company or similar Contract;

(xvii)              any advertising, brokerage, licensing, dealership representative or agency relationship Contract;

(xviii)          and Contract providing for the indemnification of any officer or director;

(xix)                  any Contract with any Affiliate of Focus or any of its Subsidiaries;

(xx)                      any other Contract under which Focus or any of its Subsidiaries is obligated to make payment or incur costs in excess of $25,000 in any year and which is not otherwise described in clauses (i)-(xix) above; or

(xxi)                  any Contract which is not otherwise described in clauses (i)-(xx) above that is material to Focus and its Subsidiaries, taken as a whole, and listed on Section 3.21(b) of the Focus Disclosure Schedule.

(b)                              Schedule of Material Contracts; Documents. Section 3.21(b) of the Focus Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of all Focus Material Contracts. Focus has made available to HCC correct and complete copies of all Focus Material Contracts, including any material amendments, modifications, supplements, waivers and side letters thereof.

(c)                               Enforceability; No Breach. Each Focus Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding whether in equity or at law).  To the knowledge of Focus, neither Focus nor any of its Subsidiaries has violated or breached in any material respect or committed any material default under any Focus Material Contract. To the knowledge of Focus, no other person has violated or breached in any material respect, or committed any material default under, any Focus Material Contract. To the knowledge of Focus, no event has occurred and no circumstance exists, that (with or without notice or lapse of time) has or would reasonably be expected to (i) result in a violation or breach, in any material respect, of any of the provisions of any Focus Material Contract, (ii) give any person the right to declare a default or exercise any remedy under any Focus Material Contract, (iii) give any person the right to receive or require a material rebate, chargeback, penalty, or change in delivery schedule under any Focus Material Contract, (iv) give any person the right to accelerate the maturity or performance of any Focus Material Contract, or (v) give any person the right to cancel, terminate, or modify in any material respect any Focus Material Contract. Neither Focus nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible material violation or breach of, or default under, any Focus Material Contract. No party to any Focus Material Contract will have the right to terminate any or all of the provisions of any such Focus Material Contract as a result of this Agreement or the Contemplated Transactions.

Section 3.22                Insurance. Focus and its Subsidiaries have in effect policies of insurance underwritten by insurers of recognized financial responsibility with respect to their assets and business against such casualties and contingencies and in such types and in the amounts (with deductibles as are customary for companies in the same or similar businesses) that Focus and its Subsidiaries reasonably believe are adequate for their respective business, operations, properties and assets, and is sufficient for compliance with all material requirements of any Governmental Entity or Contracts to which Focus or its Subsidiaries is a party (with deductibles as are customary for companies in the same or similar businesses). Focus has made available to HCC copies of all policies of insurance and bonds carried and owned by Focus and its Subsidiaries as of the date of this Agreement, which copies are complete and accurate in all material respects (collectively, “Focus Insurance Policies”) and all written correspondence relating to any material claims made since December 31, 2010). All of Focus Insurance Policies are in full force and effect, and the premiums due and payable thereon have been or will be timely paid through the Closing Date. There is no material breach or default (and no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute such a material breach or default) by Focus or any of its Subsidiaries under any of Focus Insurance Policies or, to the knowledge of Focus, by any other party to Focus Insurance Policies. Neither Focus nor any of its Subsidiaries has received any written notice of cancellation or non-renewal of any Focus Insurance Policy nor, to the knowledge of Focus, has the termination of any such policies been threatened.

Section 3.23                Governmental Approvals and Other Conditions. Neither Focus nor any of its Subsidiaries has taken or intend to take any action, nor does Focus have knowledge of any fact or circumstance that would materially impede or delay the consummation of the Contemplated Transactions, or the ability of the parties to obtain any approval of any Governmental Entity required for the Contemplated Transactions or to perform its covenants and agreements under this Agreement. To the knowledge of Focus, no event has occurred and no circumstances exists related to Focus that is or are reasonably likely to (a) cause the approvals that are required to be obtained from any Governmental Entity having approval authority in connection with the Contemplated Transactions not to be granted, (b) cause such Governmental Entity approvals would to be subject to a condition which would differ from conditions customarily imposed by a Governmental Entity in orders approving acquisitions of the type contemplated by this Agreement, or (c) make any of the conditions precedent to the obligations of Focus and its Subsidiaries to consummate the Contemplated Transactions are unlikely to be fulfilled within the applicable time period or periods required for satisfaction of such condition or conditions.

Section 3.24                Opinion of Financial Advisor. The Focus Board has received the verbal opinion of Sandler O’Neill & Partners, L.P. (“Sandler”), to be confirmed in writing as of such date, to the effect that, as of such date, and based on the assumptions, qualifications, and limitations contained therein, the Exchange Ratio to be received by the holders of Focus Common Stock pursuant to the Merger is fair to such shareholders from a financial point of view. As of the date of this Agreement such opinion has not been withdrawn, revoked or modified.

Section 3.25                Brokers. Except for Sandler, no broker, finder, investment banker, or other person is or may be entitled to any brokerage, finder’s, or other fee or commission in connection with the Contemplated Transactions based upon arrangements or authorizations made by or on behalf of Focus or any of its Subsidiaries. Focus has heretofore furnished to HCC copies of all Contracts between Focus and Sandler pursuant to which such firm would or may be entitled to any payment relating to the Contemplated Transactions.

Section 3.26                Focus Information. The information provided by Focus relating to Focus and its Subsidiaries that is to be contained in the Registration Statement, the Joint Proxy Statement/Prospectus, any filings or approvals under applicable state securities laws, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection with the matters set forth in this Section 3.26, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with the provisions of the Securities Act, the Exchange Act, the rules and regulations thereunder, and any other Laws, as applicable. The representations and warranties contained in this Article III, and no statement by Focus in any certificate, agreement, schedule or other document furnished or to be furnished in connection with the Contemplated Transactions, was or will be inaccurate, incomplete or incorrect in any material respect as of the date furnished or contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make such representation, warranty or statement not misleading.

Section 3.27                Regulatory Reports and Filings. Focus agrees that through the Effective Time, the Focus Reports and other filings and the reports and filings of its Subsidiaries required to be filed with any Governmental Entity will comply in all material respects with all of the applicable Law of such Governmental Entity with which it will be filed and none of the Focus Reports or other filings will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any such report, or other filing that is intended to present the financial position of Focus and its Subsidiaries (on a consolidated basis) will fairly present in all material respects the financial position of Focus and its Subsidiaries (on a consolidated basis), and will be prepared in accordance with GAAP. Notwithstanding anything to the contrary set forth in this Section 3.27, Focus makes no representation or warranty with respect to any information supplied by HCC or HBC for inclusion in such reports.

Section 3.28                Related Party Transactions.

(a)                               No relationship direct or indirect exists between or among Focus and its Subsidiaries or any of their respective Affiliates, on the one hand, and any director, officer, member, shareholder, customer or supplier of Focus, its Subsidiaries or any of its Affiliates, on the other hand, which would be required by the Securities Act to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act (as if applicable to Focus). No shareholder or Affiliate of Focus or its Subsidiaries has any interest in any property or asset used in the conduct of the business of Focus and its Subsidiaries.

Section 3.29                Takeover Laws. The Focus Board has approved this Agreement and the Contemplated Transactions as required to render inapplicable to such agreements and transactions any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law (such laws, collectively “Takeover Provisions”).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF HCC

Subject to the disclosures set forth on the HCC Disclosure Schedule, HCC hereby represents and warrants to Focus that the following are true and correct:

Section 4.01                Organization; Qualification and Subsidiaries.

(a)                               HCC. HCC is a corporation duly incorporated, validly existing and in good standing under the laws of California, and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended.  HCC has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as is now being conducted. HCC is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a HCC Material Adverse Effect.

(b)                              HBC. HBC is a corporation and a California chartered bank duly organized, validly existing in good standing in California. HBC is authorized by the DBO in accordance with the CFC to conduct a commercial banking business. The deposits of HBC are insured up to the applicable limits (or fully insured if there is no limit) through the DIF as administered by FDIC to the fullest extent permitted by applicable Law, and all premiums and assessments required to be paid have been paid when due. No Legal Action for the termination or revocation of such insurance is pending, or to the knowledge of HCC, has any such termination or revocation been threatened. HBC is a member bank in good standing of the Federal Home Loan Bank of San Francisco and owns the requisite amount of stock therein.

(c)                               Charter Documents. HCC has delivered or made available to Focus a correct and complete copy of the Charter Documents, as amended and currently in effect, of HCC and HBC. Neither HCC nor HBC is in violation of any of the provisions of its Charter Documents.

Section 4.02                Capitalization. The authorized capital stock of HCC consists of 60,000,000 shares of HCC common stock, no par value (“HCC Common Stock”) and 10,000,000 shares of preferred stock, no par value (“HCC Preferred Stock”). As of the date of this Agreement (a) 26,522,739 shares of HCC Common Stock are issued and outstanding (and no shares of HCC Common Stock are held in treasury), of which 86,250 are restricted shares, subject to risk of forfeiture during certain periods of vesting, (b) 21,004 shares of Series C Convertible Perpetual Preferred Stock, no par value (“HCC Series C Preferred Stock”), are issued and outstanding, (c) 5,601,000 shares of HCC Common Stock are reserved for issuance upon conversion of the HCC Series C Preferred Stock, (d) 1,651,555 shares of HCC Common Stock are reserved for issuance upon the exercise of outstanding stock options (“HCC Stock Options”) granted pursuant to the HCC Equity Plans, and (e) 1,273,816 shares of HCC Common Stock are reserved for issuance pursuant to equity awards authorized under the HCC Equity Plans, but not currently granted. Except for the HCC Series C Preferred Stock and the HCC Stock Options, there are no options, stock appreciation rights, warrants or other rights, Contracts, arrangements, or commitments of any character relating to the issued or unissued capital stock of HCC, or obligating HCC to issue, grant, or sell any shares of capital stock of or other equity interests in or securities convertible into equity interests in HCC. All of the issued and outstanding shares of HCC Common Stock and HCC Series C Preferred Stock are duly authorized, validly issued, fully paid and nonassessable, and have been issued in in compliance with applicable Law.

Section 4.03                Authority; Non-contravention; Governmental Consents.

(a)                               Authority.

(i)                                  HCC has full corporate power and authority to execute and deliver this Agreement and the other agreements referred to in this Agreement to which it is or will be a party, and, subject to the receipt of regulatory and shareholder approvals, to perform its obligations and consummate Contemplated Transactions.  The execution and delivery of this Agreement and the consummation of the Merger and the other Contemplated Transactions have been duly and validly approved by the Board of Directors of HCC (the “HCC Board”).  The HCC Board, at a meeting duly called and held, has determined that this Agreement and the Contemplated Transactions are fair to and in the best interests of the HCC shareholders and resolved to recommend that the holders of the HCC Common Stock vote in favor of the issuance of the HCC Common Stock to be issued in connection with the Merger for purposes of NASDAQ Listing Rule 5635 and Section 1201(b) of the CGCL.  Except for such shareholder approval by the affirmative vote of the holders of a majority of shares of HCC Common Stock represented at the HCC Meeting and entitled to vote thereon (the “Requisite HCC Vote”), no further corporate proceedings on the part of the HCC Board, or the HCC shareholders (except for matters related to setting the date, time, place and record date for said meeting) are necessary in order to authorize or approve this Agreement or to consummate the Contemplated Transactions, including the Merger. This Agreement has been duly and validly executed and delivered by HCC and (assuming due authorization, execution and delivery by Focus) this Agreement constitutes a valid and binding obligation of HCC, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding whether in equity or at law). All corporate proceedings on the part of HCC necessary to consummate the Contemplated Transactions will have been taken prior to the Effective Time.

(ii)                              HBC has full corporate or other power and authority to execute and deliver this Agreement and the other agreements referred to in this Agreement to which it is or will be a party, and, subject to the receipt of regulatory and shareholder approvals, to consummate the Contemplated Transactions.  The execution and delivery of the this Agreement and the consummation of the Contemplated Transactions has been duly and validly approved by the Board of Directors of HBC and by HCC as the sole shareholder of HBC.  All corporate proceedings on the part of HBC and by HCC as sole shareholder of HBC necessary to consummate the Contemplated Transactions will have been taken prior to the Effective Time. This Agreement has been duly and validly executed and delivered by HBC (assuming due authorization, execution and delivery by Focus) constitutes a valid and binding obligation of HBC, enforceable against HBC in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding whether in equity or at law).

(b)                              Non-Contravention. Subject to the receipt of the Requisite HCC Vote, the execution, delivery and performance under this Agreement and the consummation of the Contemplated Transactions by HCC and HBC, do not and will not (i) violate any provision of the Charter Documents of HCC, HBC or any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 4.03(c) are duly obtained or made, (A) violate any Law applicable to HCC, HBC or any of their Subsidiaries or any of their respective properties or assets, or (B) violate or conflict with, result in a material breach of any provision of or the loss of any benefit under, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (except Permitted Liens) upon any of the properties or assets of HCC, HBC or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, material contract or other instrument or obligation to which the HCC or HBC or its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected.

(c)                               Regulatory Filings and Approvals. Except for (i) the filings of applications or notices with, and approvals or waivers by, the FRB, the FDIC and the DBO, (ii) the filing with the SEC and declaration of effectiveness of the Registration Statement under the Securities Act, including the Joint Proxy Statement/Prospectus related to the HCC Meeting, (iii) approval of the listing on the NASDAQ of the HCC Common Stock to be issued in connection with the Merger, (iv) the Requisite Focus Vote and the Requisite HCC Vote, (v) the filing of the Agreement of Merger pursuant to the CGCL and the CFC, and (vi) such filings and approvals as are required to be made or obtained under applicable state securities laws in connection with the issuance of the shares of HCC Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity, or with any third party are necessary in connection with (A) the execution and delivery by HCC of this Agreement, (B) the consummation by HCC of the Merger and the other Contemplated Transactions, (C) the execution and delivery by HCC and HBC of the Agreement of Merger.

Section 4.04                HCC SEC Reports; NASDAQ.

(a)                               SEC Reports.  HCC has on a timely basis filed all forms, reports, and documents required to be filed by it with the SEC since December 31, 2011. Except to the extent available in full without redaction on the SEC’s website through the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) two (2) business days prior to the date of this Agreement, HCC has delivered to Focus copies in the form filed with the SEC (including the full text of any document filed subject to a request for confidential treatment) of all forms, reports, registration statements, and other documents (other than preliminary materials if the corresponding definitive materials have been provided to Focus pursuant to this Section 4.04) filed by HCC with the SEC since December 31, 2011 (such forms, reports, registration statements, and other documents, whether or not available through EDGAR, are collectively referred to herein as the “HCC SEC Reports”).

(b)                              Compliance.  Each of the HCC SEC Reports (i) as of the date of the filing of such report complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations thereunder, and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(c)                               NASDAQ.  HCC is in compliance in all material respects with the applicable listing rules and corporate governance rules and regulations of NASDAQ.

Section 4.05                Financial Statement Reports; Internal Controls.

(a)                               Financial Statements.  Each of the financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the HCC SEC Reports complied with the rules and regulations of the SEC in all material respects as of the date of the filing of such reports, was prepared in accordance with GAAP and fairly presents in all material respects the financial condition and the results of operations, changes in shareholders’ equity, and cash flow of HCC and its Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of interim financial statements, to (a) the omission of notes to the extent permitted by Regulation S-X (that, in the case of interim financial statements included in the HCC SEC Reports since HCC’s most recent annual report on Form 10-K, would not differ materially from the notes to the financial statements included in such annual report), and (b) normal, recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material). The financial statements referred to in this Section 4.05(a) are consistent with the books and records of HCC in all material respects.  HCC maintains accurate books and records and in all material respects they have been, and are being maintained in the ordinary course of business and in accordance with GAAP and any other applicable Law and accounting requirement.

(b)                              Reports and Assessments.  Since December 31, 2011, HCC and each of its Subsidiaries have filed (or furnished, as applicable) all material reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (“HCC Reports”), that they were required to file (or furnish, as applicable) with any Governmental Entity having jurisdiction over HCC or any of its Subsidiaries.  As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each HCC Report (including the financial statements, exhibits, and schedules thereto), complied in all material respects with applicable Law, and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no material violations or exceptions in any HCC Report that are unresolved as of the date of this Agreement.

(c)                               Internal Controls.

(i)                                  HCC has implemented and maintains internal controls over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP and includes policies and procedures for its own purposes that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of HCC and its Subsidiaries, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of HCC and its Subsidiaries are being made only in accordance with authorizations of management and directors of HCC and its Subsidiaries, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of HCC’s assets that could have a material effect on its financial statements. Since December 31, 2011, HCC has not experienced or effected any material change in internal control over financial reporting.

(ii)                              Since December 31, 2011, neither HCC nor any of its Subsidiaries or, to the knowledge of HCC, any director, officer, employee, auditor, accountant, or representative of HCC or any of its Subsidiaries has received or has otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of HCC or any of its Subsidiaries or their internal control over financial reporting, including any complaint, allegation, assertion, or claim that HCC or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(iii)                          To the knowledge of HCC, (A) there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to materially adversely affect HCC’s ability to record, process, summarize and report financial information, and (B) since December 31, 2011, there is no fraud whether or not material that involves management or other employees who have a significant role in HCC’s internal control over financial reporting. HCC has made available to HCC (A) a summary of any such disclosure made by management to HCC’s auditors and audit committee since December 31, 2011 and (B) any material communication since December 31, 2011 made by management or HCC’s auditors to the audit committee required or contemplated by the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(d)                             Allowance for Loan Losses. All ALLL of HCC and its Subsidiaries, including any reserves for unfunded commitments, are, and as of the Effective Time will be, to the knowledge of HCC, made in compliance with all applicable Law, HCC’s methodology for determining the adequacy of its allowance for losses and the standards established by the Financial Accounting Standards Board in all material respects. Neither HCC nor any of its Subsidiaries has been notified by any Governmental Entity or by HCC’s independent auditor, in writing or otherwise, that (i) such allowances are inadequate, (ii) the practices and policies of HCC or any of its Subsidiaries in establishing such allowances and in accounting for non-performing and classified assets generally fail to comply with applicable accounting or regulatory requirements, or

(iii) such allowances are inadequate or inconsistent with the historical loss experience of HCC or its Subsidiaries.

(e)                               Off-balance Sheet Arrangements. Neither HCC nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among HCC and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate), including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (for reference, as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving or material liabilities of HCC or any of its Subsidiaries in the financial statements included in the HCC SEC Reports, or the HCC Reports.

(f)                                Undisclosed Liabilities.  Except for (i) those liabilities that are disclosed in the HCC Reports, (ii) those liabilities and expenses incurred in connection with the transactions contemplated by this Agreement and (iii) liabilities incurred since the date of the balance sheet included in HCC’s most recent annual report on Form 10-K in the ordinary course of business and that are not and would not be, individually or in the aggregate, material to the financial condition of HCC and its Subsidiaries, taken as a whole, neither HCC nor any of the its Subsidiaries has any liabilities, which were required to be reflected on such balance sheet under GAAP if it had existed on the date of such balance sheet.

Section 4.06                Taxes.

(a)                               Tax Returns.  HCC and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by or with respect to HCC and its Subsidiaries on or prior to the Closing Date. The Tax Returns have accurately reflected and shall accurately reflect all liability for Taxes of HCC and each of its Subsidiaries for the periods covered thereby.  Neither HCC nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b)                              Liability for Taxes.  All Taxes of HCC and its Subsidiaries (whether or not shown on any tax return) have been timely paid except for Taxes that are both being contested in good faith and adequately reserved against and included as an identifiable tax liability (in accordance with GAAP) on the Financial Statements and HCC Balance Sheet. HCC does not have any liability for taxes in excess of the amount reserved or provided for in the Financial Statements or HCC Balance Sheet (but excluding, for this purpose only, any liability reflected thereon for deferred taxes to reflect timing differences between tax and financial accounting methods).

(c)                               Withholding. All Taxes required to be withheld, collected or deposited by or with respect to HCC and each of the HCC Subsidiaries have been timely withheld, collected or deposited, as the case may be, and to the extent required by applicable Law, have been paid to the relevant Governmental Entity. HCC and each of its Subsidiaries have complied in all material respects with all information reporting and backup withholding provisions of applicable Law, including the collection, review and retention of any required withholding certificates or comparable documents (including with respect to deposits) and any notice received pursuant to Section 3406(a)(1)(B) or (C) of the Code.

(d)                             Tax Reporting.  HCC and its Subsidiaries have disclosed on their federal income tax returns and state income tax returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code or any similar provision under applicable state tax law.

(e)                               Liens. There are no Liens for Taxes with respect to any of the assets of HCC or any of its Subsidiaries other than for statutory Liens for Taxes not yet due and payable.

(f)                                Tax Deficiencies and Audits. No deficiency for any Taxes which has been proposed, asserted or assessed in writing against HCC or any of its Subsidiaries has not been resolved. There is no waiver or extension of the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax with respect to HCC and any of its Subsidiaries, which waiver or extension is in effect. HCC is not contesting any Tax liability.  To the knowledge of HCC, no Tax Return of HCC nor any of its Subsidiaries is under audit or examination by any Governmental Entity. No written or, to the knowledge of HCC, unwritten notice of such an audit or examination by any Governmental Entity has been received by HCC or any of its Subsidiaries. Any assessments for Taxes due with respect to any completed and settled examinations or any concluded litigation have been fully paid.  Since December 31, 2008, HCC has not amended any Tax Return or entered into any settlement or compromise of any Tax. No issue has been raised by any Governmental Entity in any pending Tax audit that could be material and adverse to HCC or the Surviving Corporation for any period after the Effective Time.

(g)                              Tax Jurisdictions. No claim has been made by any Governmental Entity authority in a jurisdiction where HCC and its Subsidiaries do not file Tax Returns that HCC or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(h)                              Consolidated Groups, Transferee Liability and Tax Agreements. Neither HCC nor any of its Subsidiaries (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (other than a consolidated group of which HCC is the common parent), (ii) has any liability for Taxes of any person (other than HCC or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign Law) as a transferee or successor by Contract or otherwise, or (iii) is a party to or bound by or has any liability under any Tax sharing, allocation or indemnification Contract with respect to Taxes (including any advance pricing agreement, closing agreement or other Contract) relating to Taxes with any Governmental Entity.

(i)                                  Reportable Transactions. Neither HCC nor any of its Subsidiaries has been a party to or a promoter of a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(j)                                  Listed Transactions. Neither HCC nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011 4(b)(2).

(k)                              Qualifying Reorganization. Neither HCC nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.07                Compliance. HCC and each of its Subsidiaries has conducted its business and is in compliance (after giving effect to any non-compliance and cure) in all material respects with each Law that is applicable to any of them or to the conduct or operation of their respective business as presently conducted, or the ownership or use of any of any of their respective properties, rights, assets and deposits, including (i) the Bank Secrecy Act, Title III of the U.S. Patriot Act or related state or federal anti-money-laundering laws, regulations and guidelines, (ii) consumer lending, deposit and savings and related operations laws and regulations, including the Equal Credit Opportunity Act, the Truth in Lending Act, applicable regulations promulgated by the Consumer Financial Protection Bureau, the Fair Debt Collection Practices Act and other investor and mortgage insurance company requirements relating to the originating, sale and servicing of mortgage and consumer loans, (iii) extensions of credit to and transactions with officers, directors and affiliates, and (iv) the CRA. Neither HCC nor any of its Subsidiaries has received any notice from any Governmental Entity or any other person regarding any failure to comply with any material alleged or threatened liability under such Law that has not heretofore been cured and for which there is any remaining liability.  Without limiting the generality of the foregoing, HCC has not been advised of any material regulatory concerns regarding its compliance with the Bank Secrecy Act or related state or federal anti-money-laundering laws, regulations and guidelines, including those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of diligence in identifying customers. HCC has adopted such procedures and policies as are necessary or appropriate, in the reasonably judgment of HCC management, to comply with Title III of the U.S. Patriot Act.  No matter described in Section 4.07 of the HCC Disclosure Schedule, individually or in the aggregate, had or would reasonably be expected to have a HCC Material Adverse Effect.

Section 4.08                Regulatory Matters. Neither HCC nor any of its Subsidiaries nor any of their respective properties is directly or indirectly a party or subject to any Order which restricts the conduct of its business as currently conducted, imposes any requirements or procedures, or in any manner that relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business.  Neither HCC nor any of its Subsidiaries has received at any time since December 31, 2013, any notice or other communication from any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Order. To the knowledge of HCC, there are no formal or informal investigations relating to any regulatory matter pending before any Governmental Entity with respect to HCC or any of its Subsidiaries, that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any Order. Except for normal examinations conducted by a Governmental Entity in the ordinary course of the business of HCC and its Subsidiaries, there is no pending Legal Action before, or, to the knowledge of HCC, examination or investigation by, any Governmental Entity into the business or operations, policies, practices or disclosures of HCC or any of its Subsidiaries. There is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report or statement relating to any examination of HCC or any of its Subsidiaries. HBC meets or exceeds the criteria to be deemed “well-capitalized” (as that term is defined by 12 C.F.R. 225.2(r), and HBC and HCC are “well managed” (as that term is defined at 12 C.F.R. 225.2(s)). HBC has not been informed that its status as “well-capitalized,” or “well managed” will change within the next 12 months.  No matter described in Section 4.08 the HCC Disclosure Schedule, individually or in the aggregate, had or would reasonably be expected to have a HCC Material Adverse Effect.

Section 4.09                Community Reinvestment Act.  HBC had a rating of “satisfactory” or better as of its most recent CRA compliance examination and it has no knowledge of any facts that may result in not receiving a rating of “satisfactory” or better at its next CRA compliance examination or have any basis to believe that any Governmental Entity may seek to restrain, delay or prohibit the Contemplated Transactions as a result of any act or omission of HBC under the CRA.

Section 4.10                Litigation. There is no Legal Action pending, or to the knowledge of the HCC, threatened against HCC or any of its Subsidiaries or any of their respective properties or assets or, to the knowledge of HCC, against any executive officer or director of HCC or any of its Subsidiaries in their capacities as such.  To the knowledge of HCC, there is no reasonable basis for and no event has occurred or circumstance exists that (with or without notice or lapse of time or both) would reasonably be expected to give rise to or serve as a basis for, constitute or result in, any material Legal Action against HCC or any of its Subsidiaries. No matter described in Section 4.10 of the HCC Disclosure Schedule, individually or in the aggregate, had or would reasonably be expected to have a HCC Material Adverse Effect.

Section 4.11                Opinion of HCC Financial Advisor. The HCC Board has received an opinion (which, if initially rendered verbally, has been on will be confirmed by a written opinion, dated the same date) from Keefee, Bruyette & Woods, Inc. (“KBW”) to the effect that, as of the date of such opinion, and based on and subject to the factors, assumptions, qualifications, and limitations contained therein, the Exchange Ratio is fair, from a financial point of view, to HCC.

Section 4.12                HCC Information. The information provided by HCC relating to HCC, HBC and their Subsidiaries that is to be contained in the Registration Statement, the Joint Proxy Statement/Prospectus, any filings or approvals under applicable state securities laws, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection with the matters set forth in this Section 4.12, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with the provisions of the Securities Act, the Exchange Act, the rules and regulations thereunder, and any other Laws, as applicable. The representations and warranties contained in this Article IV, and no statement by HCC or HBC in any certificate, agreement, schedule or other document furnished or to be furnished in connection with the Contemplated Transactions, was or will be inaccurate, incomplete or incorrect in any material respect as of the date furnished or contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make such representation, warranty or statement not misleading.

Section 4.13                Regulatory Reports and Filings. HCC agrees that through the Effective Time, each of its reports and other filings and the reports and filing of HBC and its Subsidiaries required to be filed with any Governmental Entity will comply in all material respects with all of the applicable Law of such Governmental Entity with which it will be filed and none of the reports or other filings will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any such report, or other filing that is intended to present the financial position of HCC or HBC and its Subsidiaries (or as on a consolidated basis) will fairly present in all material respects the financial position of HCC and HBC and their Subsidiaries (or as on a consolidated basis) and will be prepared in accordance with GAAP. Notwithstanding anything to the contrary set forth in this Section 4.13. HCC makes no representation or warranty with respect to any information supplied by Focus for inclusion in any such reports.

Section 4.14                Governmental Approvals And Other Conditions. Neither HCC nor any of its Subsidiaries has taken or intend to take any action, nor does HCC have knowledge of any fact or circumstance that would materially impede or delay the consummation of the Contemplated Transactions, or the ability of the parties to obtain any approval of any Governmental Entity required for the Contemplated Transactions or to perform its covenants and agreements under this Agreement. To the knowledge of HCC, no event has occurred and no circumstances exists that are reasonably likely to (a) cause the approvals that are required to be obtained from any Governmental Entity having approval authority in connection with the Contemplated Transactions not be granted, (b) cause such Governmental Entity approvals to be subject to a condition which would differ from conditions customarily imposed by a Governmental Entity in orders approving acquisitions of the type contemplated by this Agreement, or (c) make any of the conditions precedent to the obligations of HCC and its Subsidiaries to consummate the Contemplated Transactions unlikely to be fulfilled within the applicable time period or periods required for satisfaction of such condition or conditions.

Section 4.15                Labor.  HCC and its Subsidiaries have complied and are in compliance in all material respects with applicable Law with respect to employment, termination of employment, and terms, practices, conditions and classification of employment (including applicable Law regarding family and medical leave, disability, labor relations, workers compensation, wage and hour requirements, immigration, discrimination, employee health and safety, employee scheduling, occupational safety and health and the WARN Act), and have not engaged in any unfair labor practices or similar prohibited practices that would reasonably be expected to have a HCC Material Adverse Effect.

ARTICLE V
COVENANTS

Section 5.01                Operation of Focus’s Business.

(a)                               During the period from the date of this Agreement through the Effective Time or the earlier termination of this Agreement in accordance with Article VII (the “Pre-Closing Period”) (except with the prior written consent of HCC) Focus shall and cause each of its Subsidiaries, respectively to (i) conduct its business in the ordinary course of business, (ii)

comply in all material respects with all applicable Law, (iii) perform its material obligations under all Focus Material Contracts, (iv) use reasonable best efforts to preserve their business organization intact, keep available the services of their current officers and employees, and maintain their relations and goodwill with all suppliers, customers, depositors, borrowers, landlords, creditors, licensors, licensees, employees, and other persons having business relationships with Focus and each of its Subsidiaries, respectively, (v) maintain and keep their properties in as good repair and condition as presently maintained, except for obsolete properties and for deterioration due to ordinary wear and tear, (vi) maintain in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it, (vii) maintain the ALLL in accordance with past practices and methodologies and GAAP (providing however, that any changes in practices or methodology shall be attributable solely to changes in GAAP or as directed by a Governmental Entity), (viii) charge off all Loans and other assets, or portions thereof, deemed uncollectible or classified as “loss” in accordance with GAAP and applicable Law or as directed by a Governmental Entity, and (ix) maintain loan classification policies and procedures in accordance with industry best practices consistent with past practice.

(b)                              During the Pre-Closing Period (except with the prior written consent of HCC at its sole and absolute discretion), Focus shall not, and shall not permit any of its Subsidiaries to:

(i)                                  (A) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock, or property) in respect of any capital stock or other equity or voting interests, (B) split, combine, or reclassify any of its capital stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of or in substitution for shares of its capital stock or other equity or voting interests, (C) purchase, redeem, or otherwise acquire (except upon the forfeiture of outstanding restricted stock or the exercise or fulfillment of Focus Stock Options) any shares of capital stock or any other securities of Focus or any of its Subsidiaries or any options, warrants, calls, or rights to acquire any such shares or other securities, or (D) take any action that would result in any change of any term (including any conversion price thereof) of any debt security of Focus or any of its Subsidiaries;

(ii)                              (A) issue, deliver, sell, pledge, or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into or exchangeable for or any options, warrants, calls, or rights to acquire or receive, any such shares, interests, or securities or any stock appreciation rights, phantom stock awards, or other rights that are linked in any way to the price of the Focus Common Stock or the value of Focus or any part thereof other than the issuance of shares of Focus Common Stock upon the exercise of a Focus Stock Option that is outstanding as of the date of this Agreement, or (B) enter into any Contract with respect to the voting of its capital stock;

(iii)                          amend or propose to amend its Charter Documents;

(iv)                          (A)  permit the commencement of any construction of new structures or facilities upon, or purchase or lease or sublease any real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of Focus or any of its Subsidiaries, or (B) terminate any lease or sublease of real property (whether as lessor, sub lessor, lessee, or sublessee) or fail to exercise any right to renew any lease or sublease of real property;

(v)                              (A) acquire direct or indirect control over any other person, whether by stock purchase, merger, consolidation or otherwise, or (B) make any other investment either by purchase of securities, contributions to capital, property transfers or purchase of any property or assets of any other person, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business and with respect to Loans made to third parties who are not Affiliates of Focus;

(vi)                          make or commit to make any capital expenditures, or incur any obligations or liabilities in connection therewith, except pursuant to Contracts existing of the date of this Agreement not in excess of $50,000 individually or $150,000 in the aggregate;

(vii)                      sell, lease, sublease, transfer, mortgage, encumber or otherwise dispose of any of its properties, leasehold interests (whether as lessor or lessee) or other assets, including any capital stock of any of its Subsidiaries to any person other than a direct or indirect wholly owned Subsidiary, except (A) sales of Loans, Loan participations and sales of investment securities in the ordinary course of business to third parties who are not Affiliates of Focus), (B) the disposition of assets which are inoperable or that are replaced in the ordinary course of business, or (C) sales of OREO at a price that is no less than its carrying value;

(viii)                  make material changes to the credit policies and collateral eligibility requirements and standards of Focus and its Subsidiaries, except as required by Law or any Governmental Entity;

(ix)                          (A) create or incur any indebtedness for borrowed money (other than acceptance of deposits, Federal Home Loan Bank advances for a term less than one year, purchases of Federal funds, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements, each in the ordinary course of business, including with respect to prices, terms and conditions), or (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except in the case of this clause (B), in connection with presentation of items for collection in the ordinary course of business;

(x)                              enter into any Derivatives Contract or any structured finance transaction;

(xi)                          (A) pay, discharge, settle, or satisfy any material claim or Legal Action (subject to Section 5.18 relating to any shareholder litigation relating to this Agreement, the Contemplated Transactions, including the Merger and subject to clause xxv(B)) of any amount exceeding $100,000 individually or $300,000 in the aggregate or that would impose any material restriction on the business of Focus or any of its Subsidiaries or create precedent for claims that are reasonably likely to be material to Focus or its Subsidiaries (unless such claim, action or proceeding is not disclosed on the Focus Disclosure Schedule delivered to HCC as of the date of this Agreement, in which case prior to committing to any such settlement Focus shall provide HCC with a copy of the proposed settlement agreement and all relevant related documentation and information and shall consult with HCC respecting such settlement and the basis for Focus’s decision to settle and shall consider any comments raised by HCC within ten (10) business days of receipt of such information), (B) waive, release, grant, or transfer any right of material value,

(C) commence any Legal Action, except in the ordinary course of business or, or (d) agree or consent to the issuance of any Order restricting or otherwise affecting its business in any material respect;

(xii)                      (A) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (B) fail to comply in any material respect with its existing policies or practices with respect to managing its exposure to interest rate and other risks, (C) fail to use reasonable efforts to avoid any material increase in its aggregate exposure to interest rate risk, (D) enter into a new material line of business, or (E) change its investment, underwriting, or asset liability management, hedging or other banking or operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans, except in each cause (A) through (E) as required by any applicable Law or a Governmental Entity;

(xiii)                  Materially change its investment securities portfolio other than in the ordinary course of business;

(xiv)                  purchase, modify or originate any (A) Loans except in accordance with existing Focus’s lending policies, and lending limits and authorities; (B) Loans that are criticized or classified, provided, however, that Focus shall provide notice of any aggregate Loan commitments over $3.0 million to any one borrowing relationship, describing the pertinent terms of the Loan (and for purposes of this clause (xiv) such notice shall include all necessary credit write-ups, and may be given by electronic transmission or facsimile), and HCC shall have two (2) business days to give notice of objection to such Loan, acting reasonably, and for purposes of this clause (xiv) such notice may be by telephone (confirmed by electronic transmission or facsimile), electronic transmission or facsimile and such notice of objection shall provide in reasonable detail the basis for such objection, and the failure to so object within two (2) business days shall be deemed a waiver of any such objection;

(xv)                      make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business);

(xvi)                  make or commit to make any Loan to, or enter into any transaction with, a director, officer, employee or any Affiliate of Focus or any of its Subsidiaries;

(xvii)              make, acquire a participation in, reacquire an interest in a participation sold or sell any Loan that is not in compliance with its credit underwriting standards, policies and procedures as in effect on date of this Agreement;

(xviii)          other than as required by GAAP, reduce any material accrual or reserve, including ALLL, any contingency reserve, litigation reserve, or tax reserve, or change the methodology by which such accounts generally have been maintained in accordance with past practices;

(xix)                  (A) materially amend, modify, change, or terminate any Focus Material Contract, or waive, release, or assign any rights or claims thereunder or (B) enter into or materially amend or materially modify any Contract, which following execution, amendment or modification would have been a Focus Material Contract if in existence as of the date of this Agreement;

(xx)                      adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of Focus or any of its Subsidiaries;

(xxi)                  (A) hire any new employee at the level of having title of vice president or more senior, (B) hire any new employee at an annual rate of compensation in excess of $80,000, (C) promote any employee except in order to fill a position vacated after the date of this Agreement, or (D) engage any independent contractor whose engagement may not be terminated by Focus or any of its Subsidiaries without penalty on thirty (30) days’ notice or less, provided, however, that Focus and its Subsidiaries may hire at-will, employees to fill vacancies that may from time to time arise in the ordinary course of business;

(xxii)              except as set forth in Section 5.01(b)(xxii) of the Focus Disclosure Schedule or as required under applicable Law or any Contract or Focus Employee Plan in effect on the date of this Agreement (and disclosed in Section 3.12 or Section 3.21 of the Focus Disclosure Schedule), (A) pay to any employee, officer, director, or independent contractor of Focus or any of its Subsidiaries any compensation bonus or benefit not provided for under any Contract or Focus Employee Plan in effect on the date of this Agreement, (B) grant any awards under any Focus Employee Plan (including the grant of any Focus Stock-Based Right or the removal of existing restrictions in any Contract or Focus Employee Plan or awards made thereunder), (C) take any action to fund any future payment of or in any other way secure the payment of compensation or benefits under any Contract or Focus Employee Plan, (D) take any action to accelerate the vesting or payment of any compensation or benefit under any Contract, Focus Stock-Based Right, or Focus Employee Plan (except as permitted under the terms this Agreement), or (E) adopt, enter into, or amend any employment Contract or Focus Employee Plan other than offer letters entered into with new employees in the ordinary course of business that provide for “at will employment” with no severance benefits;

(xxiii)          (A) fail to accrue a material reserve in its books and records and financial statements in accordance with past practice for Taxes payable by Focus or any of its Subsidiaries, (B) settle or compromise any Legal Action relating to any Tax, (C) make, change, or revoke any Tax election, (D) file or amend any Tax Return, or (E) prepare any Tax Return in a manner materially inconsistent with the past practices of Focus with respect to treatment of items on such Tax Returns, or (F) take any action which would materially adversely affect the tax position of Focus and its Subsidiaries, HCC or HBC after the Merger;

(xxiv)          change its fiscal year, revalue any of its assets, or make any changes in financial or Tax accounting methods, principles, or practices or systems of internal controls, except as required by GAAP;

(xxv)              (A) take any action, or knowingly fail to take any action, which action or failure to act that would or is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (B) take any action that is intended or is reasonably likely to result in (1) any of the conditions to the Merger set forth in Article VI not being satisfied or (2) a material violation of any provision of this Agreement;

(xxvi)          authorize, commit, resolve, or agree to take any of the foregoing actions.

HCC and Focus intend that prior to the Effective Time, Focus and its Subsidiaries shall exercise, consistent with the terms and conditions this Agreement, complete control and supervision over their respective businesses, assets and operations, and nothing contained in this Agreement shall give HCC or HBC directly or indirectly the right to control or direct the operation of Focus or any of its Subsidiaries operations prior to the Effective Time.

Section 5.02                Operation of HCC’s Business. During the Pre-Closing Period, HCC shall not, and shall not permit HBC or any of its Subsidiaries to, (without the prior written consent of Focus) (a) amend, repeal or otherwise modify any provision of its Charter Documents other than those that would not be adverse in any material respect to Focus or its shareholders or those that would not impede the ability of HCC or HBC to consummate the Contemplated Transactions, (b) declare or pay any distributions on or in respect of any of its capital stock other than ordinary quarterly cash dividends in conformity with past practice, (c) split, combine or reclassify any shares of its capital stock or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except the grant of awards pursuant to the HCC Equity Plans, and upon the exercise or fulfillment of HCC Stock Options, (d) repurchase, redeem or otherwise acquire shares of its capital stock (except upon the forfeiture of any outstanding shares of restricted stock), other than (x) shares of the capital stock of HCC or any of its Subsidiaries, or any securities convertible into or exercisable for any shares of the capital stock of HCC or any of its Subsidiaries and shares of HCC Common Stock on behalf of the HCC Employee Stock Ownership Plan; and (y) shares delivered by holders of HCC Stock Options in connection with the exercise of such options, (e) issue, allocate, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than the issuance of HCC Stock Options and other awards pursuant to the HCC Equity Plans and HCC Common Stock pursuant to HCC Stock Options, other awards granted pursuant to the HCC Equity Plans, issuance of HCC Common Stock upon conversion of the HCC Series C Preferred Stock or exchange of HCC Common Stock for the HCC Series C Preferred Stock, (f) take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article VI not being satisfied, except, in every case, as may be required by applicable Law, (g) take any action, or knowingly fail to take any action, which action or failure to act that would or is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (h) authorize, commit, resolve, or agree to take any of the foregoing actions.

Section 5.03                Access to Information; Confidentiality.

(a)                               During the Pre-Closing Period, Focus shall, and cause its Subsidiaries to, authorize and permit HCC, its Representatives, to have access during normal business hours, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, Tax Returns, contracts and documents, and all other information with respect to its business affairs, financial condition, assets and liabilities as HCC may from time to time reasonably request. Focus further agrees to continue to respond to and cooperate with HCC and its advisers with respect to the due diligence requests of HCC. Focus and its Subsidiaries shall permit HCC, its Representatives to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Focus and its Subsidiaries with such third persons, including its directors, officers, employees, accountants, counsel and creditors, as is necessary or reasonably appropriate for the purposes of familiarizing itself with the businesses and operations of Focus and its Subsidiaries, obtaining any necessary Orders, consents or approvals of the Contemplated Transactions by any Governmental Entity and conducting an evaluation of the assets and liabilities of Focus and its Subsidiaries. Upon reasonable request by HCC, Focus shall make its chief financial officer and controller available to discuss with HCC and its Representatives HCC’s ongoing due diligence of Focus and its Subsidiaries operations. Focus will cause its independent outside auditors to make available to HCC, its accountants, counsel and other agents, such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records of Focus and its Subsidiaries as may be requested by HCC in connection with its review of the foregoing matters. Neither Focus nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any applicable Law, or violate the rights, interests or confidence of any customer (it being agreed that the parties shall use their reasonable commercial efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect Focus’s representations and warranties contained herein, or limit or otherwise affect the remedies available to HCC pursuant to this Agreement.

(b)                              HCC and Focus shall, and cause their respective Representatives to, comply with all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 5.04                No Solicitation.

(a)                               Subject to Section 5.04(b) and Section 5.04(f), Focus shall not, and shall cause each of its Subsidiaries and its and their Representatives not to, directly or indirectly (i) solicit, initiate, encourage, induce, or facilitate any inquiries, offers or the making or announcement of any proposal or other action designed to facilitate any inquires or proposals that constitutes or may reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding Focus or any of its Subsidiaries or provide any access to the properties, books and records of Focus or its Subsidiaries to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that may reasonably be expected to lead to an Acquisition Proposal, (iii) initiate, engage or participate in discussions (except for the limited purposes of notifying such person of the existence of the provisions of this Section 5.04(a) or negotiations with any person with respect to any Acquisition Proposal or that may reasonably be expected to lead to an Acquisition Proposal, or (iv) approve, endorse, or recommend, or enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal (including any letter of intent, letter of interest, term sheet, agreement in principle, memorandum of understanding, merger agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement (whether binding or not)

constituting or related to or intended to, or that may reasonably be expected to lead to, an Acquisition Proposal (other than a confidentiality agreement referred to in or permitted by Section 5.04(b)), or that is intended or that may reasonably be expected to result in the abandonment, termination or failure to consummate the Merger. Without limiting the generality of the foregoing, Focus acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any Representative of Focus or any of its Subsidiaries, whether or not such Representative is purporting to act on behalf of Focus or any of its Subsidiaries, shall be deemed to constitute a breach of this Section 5.04 by Focus.

(b)                              Prior to the adoption of this Agreement by the Requisite Focus Vote, Section 5.04(a) shall not prohibit Focus from furnishing nonpublic information regarding Focus and its Subsidiaries to or entering into negotiations or discussions with any person in response to a bona fide, unsolicited written Acquisition Proposal that the Focus Board concludes in good faith (after consultation with its financial advisor and its outside legal counsel) constitutes or is more likely than not to result in a Superior Proposal that is submitted to Focus by such person (and not withdrawn prior to the furnishing of such information or such discussions) if (i) neither Focus nor any Representative of Focus or any of its Subsidiaries shall have violated any of the restrictions set forth in Section 5.04, (ii) the Focus Board concludes in good faith, after having obtained and taken into account the advice of its outside legal counsel, that such action is required or is reasonably like to be required in order for the Focus Board to comply with its fiduciary obligations to Focus’s shareholders under applicable Law, (iii) at least two (2) business days prior to furnishing any such nonpublic information to or entering into discussions with such person Focus gives HCC written notice of the identity of such person and of Focus’s intention to furnish nonpublic information to or enter into discussions with such person, and Focus receives from such person an executed Acceptable Confidentiality Agreement, and (iv) upon furnishing any such nonpublic information to such person Focus simultaneously furnishes such nonpublic information to HCC (to the extent such nonpublic information has not been previously furnished by Focus to HCC).

(c)                               Focus shall notify HCC promptly (but in no event later than twenty-four (24) hours) after receipt of (i) any inquiry or indication of interest that may lead to an Acquisition Proposal, (ii) an Acquisition Proposal (including or any modification of or an amendment to any Acquisition Proposal), or (iii) any request for nonpublic information relating to Focus or any of the Focus Subsidiaries (including access to the properties, books or records of Focus or any of its Subsidiaries) by any person that has made, or to the knowledge of Focus, may be considering making, an Acquisition Proposal. Such notice to HCC shall be made orally and in writing, and shall indicate the identity of the person submitting any of the foregoing, and the terms of any such Acquisition Proposal (or modification or amendment), inquiry, indication or request. Focus shall keep HCC fully informed on a current basis of any additional information requested or provided by Focus and any changes in the status and any changes or modifications in the terms of any such Acquisition Proposal, inquiry, indication or request.

(d)                             Focus shall and cause its Subsidiaries to, and shall instruct and cause its Representatives to, immediately cease and terminate any existing activities, discussions or negotiations with any persons (other than HCC) conducted prior to the date of this Agreement with respect to an Acquisition Proposal.  Focus shall use reasonable best efforts to request all persons other than HCC and its  Representatives and Focus’s Representatives who have been furnished confidential information regarding Focus in connection with the solicitation of or discussions regarding an Acquisition Proposal within the eighteen (18) months prior to the date of this Agreement to  promptly  return or destroy such information (and provide certification thereof).

(e)                               Focus shall not, and shall cause its Subsidiaries not to, (i) release any person from, and agrees to use reasonable efforts to enforce, the confidentiality, standstill non-solicitation or similar provisions of any agreement to which Focus or any of its Subsidiaries is a party with respect to an Acquisition Proposal that remains in effect as of the date of this Agreement, and (ii) shall immediately take all steps necessary to terminate any approval that may have been given prior to the date of this Agreement under any such provisions authorizing any person to make an Acquisition Proposal.

(f)                                Nothing set forth in this Section 5.04 shall prohibit the Focus Board from taking and disclosing to Focus’s shareholders a position contemplated by Rule 14e-2(a)(2)-(3) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act (as if Focus Common Stock were registered under the Exchange Act), if the Focus Board determines in good faith after consultation with outside legal counsel that failure to do so would violate any applicable Law (as if Focus Common Stock were registered under the Exchange Act); provided, however, that compliance by Focus with such obligations shall not relieve Focus of any of its obligations under this Section 5.04 and shall not be deemed to permit the Focus Board to make a Change in Recommendation or take any of the actions referred to in Section 5.06(e), except to the extent permitted by Section 5.06(f).

Section 5.05                Registration Statement; Joint Proxy Statement/Prospectus; NASDAQ Listing.

(a)                               As promptly as practicable, by in any event no later than forty-five (45) days from the date of this Agreement, Focus and HCC shall jointly cause the Registration Statement to be prepared, and HCC shall cause the Registration Statement (in which Joint Proxy Statement/Prospectus will be included with respect to the issuance of HCC Common Stock in the Merger) to be filed with the SEC.  Focus and HCC shall each furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with the preparation of the Registration Statement and any amendment thereto. HCC and Focus shall each use their respective reasonable commercial efforts to cause the Registration Statement and Joint Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff, and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. HCC and Focus shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to Registration Statement or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to Registration Statement or the Merger. HCC shall also file and use reasonable commercial efforts to cause to become effective as promptly as possible any amendment to the Registration Statement, including the Joint Proxy Statement/Prospectus and, if required, Focus shall mail to its shareholders any such amendment that becomes necessary after the date the Registration Statement is declared effective. If at any time prior to the Effective Time either Focus or HCC becomes aware of any event or circumstance which is required to be set forth in an amendment or supplement to the Registration Statement or Joint Proxy Statement/Prospectus, it shall promptly inform the other party. Each of HCC and Focus will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, or any request by the staff of the SEC for amendment of the Registration Statement or Joint Proxy Statement/Prospectus or comments thereon or responses thereto.

(b)                              Each of HCC and Focus shall use reasonable commercial efforts to cause all documents that it is responsible for filing with the SEC in connection with the Contemplated Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable.

(c)                               Prior to the Effective Time, HCC shall use reasonable commercial efforts to qualify the HCC Common Stock under the securities or the “blue sky” laws of such jurisdictions as may be required; provided, however, that HCC shall not be required to (i) qualify to do business as a foreign corporation in any jurisdiction in which it is not now so qualified, (ii) file a general consent to service of process in any jurisdiction, or (iii) subject itself to taxation in any jurisdiction in which it is not so subject.

(d)                             HCC shall use reasonable commercial efforts to have the shares of HCC Common Stock to be issued in the Merger listed on the NASDAQ Global Select Market as of the Closing Date upon notice of issuance.

Section 5.06                Shareholder Meetings.

(a)                               Each of HCC and Focus shall take all action necessary in accordance with applicable Law and their respective Articles of Incorporation, Bylaws or similar organizational documents to duly call, give notice of, convene and, as soon as practicable but not later than forty-five (45) days after the Registration Statement is declared effective, hold a meeting of its shareholders and, except as otherwise provided in this Section 5.06, use its reasonable best efforts to take such other actions necessary to obtain the relevant shareholder approvals, in each case as promptly as practicable for the purpose of obtaining the Requisite HCC Vote, in the case of HCC, and the Requisite Focus Vote. Focus and HCC shall cooperate to schedule and convene the Focus Meeting and the HCC Meeting on the same date. Focus (in consultation with HCC) shall set a single date for persons entitled to notice of and to vote at the Focus Meeting and shall not change such record date (whether in connection with the Focus Meeting or any adjournment or postponement thereof) without the prior consent of HCC.

(b)                              Except in the case of a Change in Recommendation permitted by Section 5.06(f), Focus shall solicit, and use its reasonable best efforts to obtain, the Requisite Focus Vote at the Focus Meeting. Subject to Section 5.06(f), Focus shall (i) through the Focus Board, recommend to its shareholders adoption of this Agreement (the “Focus Board Recommendation”), (ii) include such recommendation in the Joint Proxy Statement/Prospectus and (iii) use reasonable best efforts to obtain the Focus Requisite Vote from its shareholders.  Focus hereby acknowledges its obligation to submit this Agreement to its shareholders at the Focus Meeting as provided in this Section 5.06.

(c)                               HCC shall solicit, and use its reasonable best efforts to obtain, the Requisite HCC Vote at the HCC Meeting. HCC shall (i) through its Board of Directors, recommend to its shareholders approve the issuance of the HCC Common Stock in connection with the Merger for purposes of NASDAQ Listing Rule 5635 and Section 1201(b) of the CGCL, and (ii) include such recommendation in the Joint Proxy Statement/Prospectus.

(d)                             Focus and HCC shall cooperate and keep the other party informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Joint Proxy Statement/Prospectus to the shareholders of Focus and HCC. If at any time following the dissemination of the Joint Proxy Statement/Prospectus (i) Focus reasonably determines in good faith that the Requisite HCC Vote is unlikely to be obtained at the HCC Meeting, or (ii) HCC reasonably determines in good faith that the Requisite Focus Vote is unlikely to be obtained at the Focus Meeting, then prior to the vote contemplated having been taken such party may request that the other party adjourn or postpone its meeting for up to forty-five (45) days from then-scheduled date and the other party shall comply with such request; provided, however, that Focus or HCC, as applicable, shall be required to adjourn or postpone its meeting on only one occasion.  During any such period of adjournment or postponement, Focus and HCC shall continue in all respects to comply with their obligations under this Section 5.06 and, subject to Section 5.06, shall in good faith use reasonable best efforts to obtain shareholder approval or negotiate a restructuring of the Contemplated Transactions, including the Merger (it being understood that neither party shall have any obligation to alter or change the amount or kind of the Merger Consideration in a manner adverse to such party or its shareholders) and, subject to this Section 5.06, seek to obtain the Requisite HCC Vote or the Requisite Focus Vote, as applicable.  Except as set forth in this Section 5.06, no party shall have the obligation to postpone or adjourn its shareholder meeting.

(e)                               Subject to Section 5.06(f), neither the Focus Board nor any committee thereof shall (i) withdraw, modify, amend or qualify the Focus Board Recommendation in a manner adverse to HCC (it being understood that the failure of the Focus Board Recommendation to be unanimous shall constitute a withdrawal, modification, amendment or qualification that is adverse to HCC), (ii) adopt or propose a resolution to withdraw, amend or qualify the Focus Board Recommendation in a manner adverse to HCC, (iii) take any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Focus Board or any committee thereof does not support the Merger and this Agreement or does not believe that the Merger and this Agreement are in the best interests of Focus’s shareholders (it being understood that taking a neutral position or no position with respect to any Acquisition Proposal shall constitute an adverse modification), (iv) publicly announce its intention to withdraw, modify, amend or qualify the Focus Board Recommendation in a manner adverse to HCC, (v) fail to reaffirm without qualification the Focus Board Recommendation, or fail to state publicly without qualification that the Merger and this Agreement are in the best interests of Focus’s shareholders, within five (5) business days after HCC requests in writing that such action be taken, (vi) fail to announce publicly, within ten (10) business days after a tender offer or exchange offer relating to securities of Focus shall have been commenced, that the Focus Board recommends rejection of such tender or exchange offer, (vii) fail to issue, within ten (10)

business days after an Acquisition Proposal is publicly announced, a press release announcing its opposition to such Acquisition Proposal, (viii) approve, endorse, or recommend any Acquisition Proposal, or (ix) resolve or propose to take any action described in clauses (i) through (viii) of this sentence (each of the foregoing actions described in clauses (i) through (viii) of this sentence being referred to as a “Change in Recommendation”).

(f)                                Notwithstanding anything to the contrary in Section 5.06(e) or elsewhere in this Agreement, at any time prior to obtaining the Requisite Focus Vote, the Focus Board may effect a Change of Recommendation with respect to an Acquisition Proposal, if (i) Focus has complied with its obligations under Section 5.04 and 5.06(a), (b) and (d), (ii) the Focus Board receives an unsolicited bona fide, written Acquisition Proposal from any person that is not withdrawn, and (iii) a majority of the entire Focus Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that (A) a majority of the entire Focus Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Focus Board to take such action would be or would reasonably likely to be a violation of its fiduciary duties to the shareholders of Focus under applicable Law, and (B) (1) Focus provides HCC prior written notice at least five (5) business days (or such longer period as it may be extended upon the modification or amendment of the Acquisition Proposal as contemplated below) prior to taking such action, which notice shall state that the Focus Board has received a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Focus Board has resolved to effect a Change of Recommendation, which notice shall specify the basis for such Change of Recommendation or termination, including the material terms of the Superior Proposal and the proposed documents and agreements to effect the Superior Proposal (a “Notice of Superior Proposal”) (it being understood that such Notice of Superior Proposal shall not in and of itself be deemed a Change of Recommendation); (2) during such five (5) business day period (as it may be extended upon the modification or amendment of the Acquisition Proposal as contemplated below), Focus negotiates in good faith (including by making its officers, directors and its financial and legal advisors reasonably available to negotiate) with HCC (to the extent that HCC wishes to negotiate) to enable HCC to make an offer that is at least as favorable to the shareholders of Focus so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (3) at the end of such five (5) business day period (as it may be extended upon the modification or amendment of the Acquisition Proposal as contemplated below, or such earlier time that HCC advises Focus in writing that it no longer wishes to negotiate to amend this Agreement), a majority of the entire Focus Board, after taking into account any modifications to the terms of this Agreement and the Merger agreed to by HCC after receipt of such notice, continues to believe (after consultation with its independent financial advisors and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with its outside legal counsel, that the failure to accept the Acquisition Proposal would or would reasonably likely to result in a violation of its fiduciary duties to Focus shareholders under applicable Law. In the event of any revisions to the terms of an Acquisition Proposal giving rise to the Notice of Superior Proposal that are material to such Acquisition Proposal after the Notice of Superior Proposal has been given to HCC, such revisions shall be deemed a new Acquisition Proposal and  Focus shall be required to deliver a new Notice of Superior Proposal  to HCC and to comply with the requirements of this Section 5.06(f) with respect to such new  Acquisition Proposal, provided, however, that the notice period of clause (f)(iii)(B)(1) shall  be reduced to three (3) business days.

(g)                              Nothing in Section 5.06(f) shall be interpreted to excuse Focus and the Focus Board from complying with its unqualified obligation to submit this Agreement to its shareholders at the Focus Meeting and Focus shall not submit to the vote of its shareholders at or prior to the Focus Meeting any Acquisition Proposal other than the Merger. Without limiting the foregoing, if the Focus Board has withdrawn or modified the Focus Board Recommendation as permitted by Section 5.06(f), then, unless this Agreement has been terminated in accordance with Section 7.01, the Focus Board shall submit this Agreement to Focus’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Focus Board may communicate the basis for its lack of a recommendation to Focus’s shareholders in Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by applicable Law.

Section 5.07                Approvals.

(a)                               Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 5.07), each of HCC and Focus shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to the Contemplated Transactions, including (i) obtaining all necessary Governmental Authorizations, and the making all necessary registrations and filings (including filings with Governmental Entities, which shall be made within thirty (30) days of the date of this Agreement (other than the Registration Statement, which shall be within the time stated in Section 5.05(a)) and the taking of all steps as may be necessary or advisable to obtain an approval or waiver from or to avoid an action or proceeding by any Governmental Entity, (ii) obtaining all necessary consents or waivers from or providing notice to third parties (including actions required in order to continue any Focus Material Contract (including any Contract entered into following the date of this Agreement that would have been a Focus Material Contract at the time this Agreement was entered into) following the Closing or to avoid any penalty or other fee under such Focus Material Contract, in each case arising in connection with the Contemplated Transactions, and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.  Subject to applicable Law, Focus and HCC shall promptly cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above and supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each party hereto shall promptly inform the other party of any communication from any Governmental Entity regarding any of the Contemplated Transactions. If Focus or HCC receives a request for additional information or documentary material from any Governmental Entity with respect to Contemplated Transactions, then it shall use reasonable commercial efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Neither HCC nor Focus shall commit to or agree (or permit their respective Subsidiaries to commit to or agree) with any Governmental Entity to stay, toll or extend any applicable waiting period under any applicable Law without the prior written consent of the other. In the event that any party shall fail to obtain any such third party consent as required in clause (ii), that party shall use reasonable commercial efforts, and shall take any such actions reasonably requested by the other party, to minimize any adverse effect on the consummation of the Merger on the Surviving Corporation businesses and financial condition resulting, or that would be reasonably likely to result after the Effective Time, from the failure to obtain such consent.

(b)                              Subject to applicable Law relating to the exchange of information, HCC and Focus shall upon request furnish each other with all information concerning HCC, HBC, Focus and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of HCC, HBC, Focus or any of their respective Subsidiaries to any Governmental Entity in connection with the Contemplated Transactions. HCC and Focus shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Law relating to the exchange of information, any filing made or proposed to be made with, or written materials submitted or proposed to be submitted to, any third party or any Governmental Entity in connection with the Contemplated Transactions.

(c)                               Notwithstanding anything set forth in this Agreement, under no circumstances shall HCC, HBC or Focus or any of their respective Subsidiaries be required, and the other party and its Subsidiaries shall not be permitted (without the first party’s written consent in its sole discretion), to take any action or commit to take any action, or agree to any condition, restriction or requirement, involving any of them pursuant to this Section 5.07 or otherwise in connection with obtaining the foregoing Government Authorizations, that would, or would be reasonably likely to, individually or in the aggregate, materially reduce the benefits of the Merger to such a degree that the first party would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date of this Agreement (a “Burdensome Condition”); provided, however, that if requested by HCC, then Focus and its Subsidiaries will take or commit to take any such action, or agree to any such condition or restriction, so long as such action, commitment, agreement, condition or restriction is binding on Focus and its Subsidiaries only in the event the Closing occurs.

(d)                             Subject to applicable Law (including applicable Law relating to the exchange of information), Focus and HCC shall keep each other apprised of the status of matters relating to the completion of the Contemplated Transactions. Without limiting the generality of the foregoing (i) each of HCC, HBC and Focus shall promptly furnish the other with copies of notices or other communications received by it or any of its Subsidiaries, respectively (or written summaries of communications received orally), from any third party or Governmental Entity with respect to the Contemplated Transactions, (ii) each of HCC, HBC and Focus shall provide the other a reasonable opportunity to review in advance, and to the extent practicable accept the reasonable comments of the other in connection with, any proposed non-confidential written communication to, including any filings with, any Governmental Entity, and (iii) Focus shall consider in good faith HCC’s views with respect to and confer in good faith with HCC to resolve any disagreement as to strategy with respect to any communication by Focus or any of its Subsidiaries with any Governmental Entity or third party relating to the Contemplated Transactions.

(e)                               In the event that any Legal Action is instituted (or threatened to be instituted) by a Governmental Entity challenging the Contemplated Transactions, Focus shall cause its Subsidiaries to cooperate in all respects with HCC and shall use its reasonable commercial efforts to contest and resist any such Legal Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Contemplated Transactions.

Section 5.08                Current Information and Reports. During the Pre-Closing Period:

(a)                               Focus and HCC will cause one or more of its designated Representatives to confer on a regular and frequent basis (not less than monthly) with Representatives of the other party and to report the general status of its ongoing operations. Focus and HCC will promptly notify the other party of any material change in the normal course of business or in the operation of its business or  properties  or any of its Subsidiaries.

(b)                              Focus and HCC shall promptly notify the other party, and in any event not later than three (3) business days of (i) any Legal Action commenced, or to such party’s knowledge threatened against it or any of its Subsidiaries, (ii) any event which may materially and adversely affect the ordinary course of business, and (iii) any event, change or effect during the Pre-Closing Period which causes or is reasonably likely to cause the failure of the conditions set forth in Article VI.

(c)                               Focus will furnish to HCC (i) a copy of any report submitted to the Focus Board and access to the working papers related thereto and copies of other operating or financial reports prepared for management of any of its businesses and access to the working papers related thereto provided, however, that Focus need not furnish HCC any privileged communications of, or memoranda prepared by, its legal counsel in connection with the Contemplated Transactions, and the rights and obligations of Focus under this Agreement, (ii) as soon as reasonably practicable after they become available, and in no event later than thirty (30) days after the end of each calendar month ending after the date of this Agreement (A) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of Focus and its Subsidiaries prepared in accordance with current accounting practices, (B) internal management reports showing actual financial performance against plan, and (C) to the extent permitted by applicable Law, any reports provided to the Focus Board or any committee thereof relating to the financial performance and risk management, (iii) as soon as available, all letters and communications sent by Focus to its shareholders and all reports filed by Focus with the DBO and FDIC and any other Governmental Entity, and (iv) such other reports, financial data, and loan reports as HCC may reasonably request relating to Focus and its Subsidiaries.

Section 5.09                Certain Loans and Other Extensions of Credit by Focus. During the Pre Closing Period:

(a)                               Focus will furnish to HCC as soon as reasonably practical, and in any event not later than three (3) business days after receipt of the amounts and categories of any loans, leases or other extensions of credit that have been classified by any Governmental Entity or by any internal or external loan reviewer of Focus or its Subsidiaries as “Substandard,” “Doubtful,” “Loss” or any comparable classification, providing with respect to each such credit the aggregate dollar amount, the classification category, credit type and office.

(b)                              Focus will furnish to HCC, as soon as reasonably practicable, and in any event not later than twenty (20) days after the end of each month schedules including a listing of (i) Loans charged off during the previous month showing with respect to each such Loan, the credit type and office, (ii) Loans subject to write down or change to risk rating during the previous month, including, with respect to each Loan, the original amount, the write-off amount, credit type and office, (iii) other real estate or assets owned, and (iv) a reconciliation of the ALLL, identifying specifically the amount and sources of all additions and reductions to the ALLL (which may be by reference to specific portions of another schedule furnished pursuant to this Section 5.09 and, in the case of unallocated adjustments, shall disclose the methodology and calculations through which the amount of such adjustment was determined). Focus will promptly provide to HCC (and not later than five (5) business days after delivery) reports and other documents provided to the Loan Committee and the ALCO Committee (or similar committee) of the Focus Board.

Section 5.10    Supplemental Disclosure Schedules. During the Pre-Closing Period, Focus and HCC will promptly supplement or amend its disclosure schedule the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule or which is necessary to correct any information in such disclosure schedule which has been rendered inaccurate thereby. No supplement or amendment to such disclosure schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 6.02(a) or Section 6.02(b) (in the case of HCC) or Section 6.03(a) or Section 6.03(b) (in the case of Focus) or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 5.11    Employees; Benefit Plans.

(a)        HCC and HBC shall have the right but not the obligation to offer employment immediately following the Effective Time to any and all persons who are Focus employees immediately before the Effective Time (employees of Focus who will be employed by HCC or HBC are referred to as “Continuing Employees”.  Focus will provide HCC with information regarding such persons’ current employment arrangements with Focus and will otherwise assist HCC and HBC in making such offers. Continuing Employees shall be offered salary or wage levels at least equal to the salary or wage levels to which such employees were entitled to immediately prior to the Closing Date.  Subject to the provisions of this Section 5.11, as soon as administratively practicable after the Effective Time, HCC shall take all reasonable action so that Continuing Employees shall be entitled to participate in each employee benefit plan, program or arrangement of HCC and HBC of general applicability (the “HCC Benefit Plans”) to the same extent as similarly-situated employees of HCC and HBC (it being understood that inclusion of Continuing Employees in HCC Benefit Plans may occur at different times with respect to different plans), provided, however, that coverage shall be continued under corresponding benefit plans of Focus (to the extent such Focus plans have not been terminated) until such employees are permitted to participate in the HCC Benefit Plans and, provided further, that Continuing Employees shall not have the opportunity to participate in the HBC 2005 Amended and Restated Supplemental Executive Retirement Plan (“SERP”). Accordingly, HCC and HBC shall use reasonable efforts to ensure that from the Closing Date through the next open enrollment date for a HCC or HBC group health, dental, and vision, Continuing Employees shall continue to be covered by Focus’s group health, dental, and vision.

(b)        To the extent that a Continuing Employee becomes eligible to participate in an employee benefit plan maintained by HCC or HBC, HCC or HBC, as applicable, shall cause such employee benefit plan to recognize the service of such Continuing Employee with Focus or its Subsidiaries for purposes of eligibility, participation, vesting and benefit accrual under such employee benefit plan of HCC or HBC, to the same extent that such service was recognized immediately prior to the Effective Time under a corresponding Focus Benefit Plan in which such Continuing Employee was eligible to participate immediately prior to the Effective Time; provided, however, that such recognition of service shall not (i) operate to duplicate any benefits of a Continuing Employee with respect to the same period of service, (ii) apply for purposes of any retiree medical plans, (iii) apply for purposes of the HCC Employee Stock Ownership Plan, (iv) apply for any benefit accrual under the SERP or (vi) apply for purposes of any plan, program or arrangement (A) under which similarly situated employees of HCC and HBC do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation.

(c)        If any Continuing Employee becomes eligible to participate in any HCC Benefit Plan that provides medical, hospitalization or dental benefits, HCC or HBC, as applicable, shall request from the appropriate sponsor or provider that (i) any pre-existing condition limitations or eligibility waiting periods under such HCC Benefit Plan be waived with respect to such Continuing Employee and his or her covered dependents to the extent such limitation would have been waived or satisfied under a Focus employee benefit plan in which such Continuing Employee participated immediately prior to the Effective Time, and (ii) recognize any health expenses incurred by such Continuing Employee and his or her covered dependents in the year that includes the Closing Date (or, if later, the year in which such Continuing Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such HCC Benefit Plan.

(d)       HCC in its sole discretion, may elect to terminate the Focus 401(k) Plan or to discontinue contributions to the Focus 401(k) Plan anytime following the Effective Time, to cause Focus to terminate the 401(k) Plan to be effective at the Effective Time, or to merge the Focus 401(k) Plan with and into the HBC 401(k) Plan after the Effective Time. In no event shall the Focus 401(k) Plan be merged with and into the HBC 401(k) Plan, unless HCC determines in its reasonable judgment that (i) the Focus 401(k) Plan is a qualified plan under Section 401(a) of the Code, both as to the form of the Focus 401(k) Plan and as to its operation, and (ii) there are no facts in existence that would be reasonably likely to adversely affect the qualified status of the Focus 401(k) Plan. If HCC determines in its sole discretion not to merge the Focus 401(k) Plan into the HBC 401(k) Plan and that the Focus 401(k) Plan should be terminated prior to the Effective Time, Focus agrees to take all action necessary to have the Focus 401(k) Plan terminated prior to the Effective Time.

(e)        Following the date of this Agreement (but not later than thirty (30) days from the date of this Agreement), Focus and HCC shall mutually develop a retention plan providing that for the payment of retention bonuses to key employees of Focus (other than any employee who is party to an employment agreement with Focus) who continue to be employees of Focus immediately prior to the Effective Time upon the general terms set forth in Section 5.11(e) of the Focus Disclosure Schedule.

(f)        After the Effective Time, HCC and HBC, will provide a severance benefit to each employee of Focus immediately before the Effective Time (except for any employee who is a party to any written agreement relating to severance which agreement has been provided to HCC) and whose employment is terminated involuntarily, other than for “Cause” (as defined below), by HCC or HBC as of the Effective Time or with regard to a Continuing Employee within twelve (12) months after the Effective Time. The severance benefit shall consist of a lump sum payment equal to such employee’s regularly scheduled base salary or base wages at the time of termination of employment for a period equal to (i) thirty (30) days multiplied by (ii) the number of full years of continuous service completed by such employee with Focus, but not less than sixty (60) days or more than 365 days, subject to applicable tax withholding.  For purposes of this Section 5.11(f), “Cause” shall mean the employee’s personal dishonesty or misconduct, breach of fiduciary duty involving personal profit, failure to comply with any legal directive of HCC or HBC, as applicable, failure to perform required duties, the violation of any Law (other than traffic violations or similar minor offenses that do not harm the reputation of HCC or HBC) or any Order.  After the Effective Time, HCC and HBC will honor and perform the obligations of Focus under any written agreement (previously provided to HCC) relating to employment or severance with Focus.

(g)        Without limiting the generality of Section 8.09, the provisions of this Section 5.11 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Focus Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by HCC, HBC, or Focus, (ii) alter or limit the ability of HCC or HBC to amend, modify or terminate any Focus Benefit Plan or HCC Benefit Plan), employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date, or (iii) confer upon any current or former employee, officer, director or consultant any right to employment or continued employment or continued service with HCC or HBC, or constitute or create an employment agreement with any employee.

(h)        Focus will not send any written notices or other written communication materials to its employees without the prior written consent of HCC with respect to matters described in this Section 5.11.

Section 5.12    Directors’ and Officers’ Indemnification and Insurance.

(a)        From and after the Effective Time, HCC shall indemnify and hold harmless each person who is now, or who has been at any time before the date of this Agreement, or who becomes before the Effective Time, an officer or director of Focus (each an “Indemnified Party” and collectively, “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorneys’ fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of HCC) of or in connection with any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative or investigation (each, a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness, arising out of the fact that such person is or was a director or officer of Focus or any of its Subsidiaries if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including the Merger and the other Contemplated Transactions), regardless of whether such Claim is asserted or claimed before or after the Effective Time, to the fullest extent permitted under Focus’s Charter Documents and applicable Law. HCC shall pay reasonable expenses (including reasonable attorneys’ fees) in advance of the final disposition of any such proceeding to each Indemnified Party to the extent permissible under applicable Law upon receipt of an undertaking to repay such advance payments if he or she shall be adjudicated or determined to be not entitled to indemnification under this Section 5.12.

(b)        Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any Claim, shall promptly notify HCC thereof; provided, however, that failure to so notify will not affect the obligations of HCC under Section 5.12(a) unless and to the extent that HCC is actually prejudiced as a consequence. In the event of any such Legal Action (whether arising before or after the Effective Time), (i) HCC shall have the right to assume the defense thereof and HCC shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if HCC elects not to assume such defense, Indemnified Parties may retain counsel satisfactory to them, and HCC shall pay all reasonable fees and expenses of such counsel for Indemnified Parties promptly as statements therefor are received; provided, however, that HCC shall be obligated pursuant to this Section 5.12(b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) Indemnified Parties will cooperate in the defense of any such Claim, and (iii) HCC shall not be liable for any settlement effected without its prior written consent; and provided, further, that HCC shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated under Section 5.12(a) is prohibited by applicable Law.

(c)        HCC and Focus shall use commercially reasonable efforts to cause the persons serving as officers and directors of Focus immediately prior to the Effective Time to be covered by a directors’ and officers’ liability insurance tail policy obtained from Focus’s current insurance carrier (the “Tail Insurance Policy”) of substantially the same coverage and amounts containing terms and conditions which are generally not less advantageous than Focus’s current policy with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such for a period of six (6) years; provided, however, that in no event shall the cost of the Tail Insurance Policy be more than two hundred percent (200%) of the current amount expended on an annual basis by Focus for its current policy; provided, further, that if the Tail Insurance Policy cannot be obtained as provided by this Section 5.12(c),  HCC shall use its commercially reasonable efforts to obtain as much comparable insurance as is available; provided, further, that officers and directors of Focus may be required to make application and provide customary representations and warranties to an insurance carrier for the purpose of obtaining the Tail Insurance Policy.

(d)       This Section 5.12 shall survive the Effective Time and is intended to benefit each Indemnified Person (each of whom shall be entitled to enforce this Section 5.12 against HCC) and shall be binding on all successors and assigns of HCC.

Section 5.13    Human Resources Issues.

(a)        Communication with Employees. Prior to making any written or oral communications to the directors, officers or employees of Focus or its Subsidiaries, Focus will consult in good faith with HCC regarding the nature and content of any formal presentation of the Merger to employees of Focus and its Subsidiaries and will include a HCC representative in any group presentation or any formal group meeting at which the transaction is explained or discussed, under an arrangement that is mutually satisfactory to the parties. Focus agrees to work in good faith with HCC to facilitate the timely and accurate dissemination of information to employees regarding matters related to the Merger in such a manner as to cause minimal disruption of the business of Focus and its Subsidiaries and of their respective relationships with their employees and to facilitate the transition of such relationships to HCC and HBC. In addition, Focus shall advise HCC of any material informal communications to Focus, its officers or employees, or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Contemplated Transactions; provided, however, that such communications must be consistent with pre-agreed to talking points prepared by Focus and HCC. Focus shall provide HCC with a copy of any intended communication, and will consult respecting the contents of any oral communications, in order to maintain a message consistent with the pre-agreed to talking points. HCC and Focus shall cooperate in providing any such mutually agreeable communication.

(b)        Training. HCC and HBC shall have the right, but not the obligation, within thirty (30) business days prior to the Closing Date, to provide training to employees of Focus and its Subsidiaries who will become employees of HCC or HBC. Such training shall be at the expense of HCC and HBC and shall be conducted during normal business hours. At the request of Focus, HCC shall compensate employees, in accordance with Focus’s customary policies and practices, for the employee’s time being trained by HCC and HBC. Focus shall and cause its Subsidiaries to, cooperate with HCC to make such employees available for such training prior to Closing.

(c)        Nothing in this Section 5.13 is intended, nor shall it be construed, to confer any rights or benefits upon any persons other than HCC, HBC or Focus and its Subsidiaries.

Section 5.14    Transition.

(a)        Commencing following the date of this Agreement, and in all cases subject to applicable Law, Focus shall and cause its Subsidiaries to, cooperate with HCC and HBC to facilitate the integration of the parties and their respective businesses. Without limiting the generality of the foregoing, during the Pre-Closing Period and consistent with the performance of their day-to-day operations and the continuous operation of Focus and its Subsidiaries in the ordinary course of business, Focus shall cause the employees and officers of Focus and its Subsidiaries to cooperate with HCC and HBC in performing tasks reasonably required in connection with such integration, including requesting reasonable support from its outside contractors and vendors. Focus shall and cause its Subsidiaries to, cooperate with HCC and HBC in minimizing the extent to which any contracts will continue in effect following the Effective Time.

(b)        Without limiting the generality of Section 5.14(a), Focus shall and cause its Subsidiaries to, use all reasonable efforts to provide data processing, item processing and other processing support or outside contractors to assist HCC and HBC performing all tasks reasonably required to result in a successful conversion of the data and other files and records of Focus and its Subsidiaries to the production environment of HCC and HBC, when requested by HCC and in such a manner sufficient to ensure that a successful conversion will occur at the time (on or after the Effective Time) designated by HCC; provided, however, that if requested by HCC, Focus shall take all steps reasonably necessary to allow HCC and HBC to convert to Focus’s existing production environment. Among other things, Focus shall cause its Subsidiaries to, (i) cooperate with HCC and HBC to establish a mutually agreeable project plan to effectuate the conversion, (ii) use its commercially reasonable efforts to have Focus and its Subsidiaries’ outside contractors continue to support both the conversion effort and its on-going needs until the conversion can be established, (iii) provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts requested by HCC or HBC for use in planning the conversion, as soon as reasonably practicable, (iv) provide reasonable access to the personnel and facilities of Focus and its Subsidiaries and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to enable the conversion effort to be completed on schedule, and (v) give notice of termination, conditioned upon the completion of the transactions contemplated by this Section 5.14, of the Contracts of outside data, item and other processing contractors or other third-party vendors when directed to do so by HCC.  HCC agrees that all actions taken pursuant to this Section 5.14 shall be taken in a manner intended to minimize disruption to the customary business activities of Focus and its Subsidiaries.

Section 5.15    Pre-Closing Adjustments.  At or before the Closing Date, provided, however, that all of the conditions in Article VI are satisfied or waived, Focus shall (a) make such accounting entries or adjustments as HCC shall direct as a result of its on-going review of Focus and its Subsidiaries that are consistent with GAAP in order to implement its plans following the Closing or to reflect expenses and costs related to the Merger, and (b) shall, consistent with GAAP, the rules and regulations of the SEC and the rules and regulations of any bank regulatory agency and applicable Law, modify or change its loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of HCC.  Unless the recording adjustments pursuant to Section 5.15(a) or modification or changes pursuant to this Section 5.15 would otherwise be necessary to be consistent with applicable Law or with regulatory accounting principles or GAAP, no such adjustment or modification or change shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred, or as an admission or acknowledgement by Focus that any such adjustment or modification or change is appropriate or required or that any financial statement or information previously provided by Focus was incorrect in any respect.

Section 5.16    Fee Schedule and Estimate. At least five (5) business days prior to the Closing Date, Focus shall provide to HCC a schedule (the “Fee Schedule”) that sets forth (a) fees and expenses for all services rendered to Focus by its attorneys, accountants, investment bankers and other advisors and agents (“Advisors”) solely in connection with the Contemplated Transactions (“Professional Fees”) paid up to the date of the Fee Schedule and (b) an estimate, based on information Focus is able, in the exercise of its reasonable commercial efforts, to obtain from those Advisors, of the remaining Professional Fees Focus anticipates will be incurred by it up to the Effective Time. Focus shall use its reasonable commercial efforts to cause final bills or estimates of final bills for all Professional Fees indicated in clause (b) of the immediately preceding sentence to be submitted to Focus by its Advisors at least five (5) business days prior to the Closing Date and, based upon such final bills or estimates of such final bills, Focus shall pay all Professional Fees in full prior to the Effective Time and shall provide HCC with written evidence to such effect prior to the Effective Time. Focus agrees to provide HCC with the opportunity to review all invoices, bills and estimates relating to such Professional Fees prior to payment.

Section 5.17    Closing Financial Statements. At least five (5) business days prior to the Closing Date, Focus shall deliver the unaudited balance sheet of Focus and its Subsidiaries in form and substance satisfactory to HCC, as of the close of business on the last business day of the calendar month ended immediately preceding the Closing Date (the “Closing Balance Sheet Date”) and Focus’s unaudited consolidated statement of income for the period January 1, 2015 through the close of business on the Closing Balance Sheet Date (the “Closing Financial Statements”); provided, however, that if the Closing Date has been scheduled to occur on or before the fifth (5th) business day of a calendar month, Focus shall have provided such Closing Financial Statements as of and through the end of the second month immediately preceding the Closing Date and, in that event, the Closing Balance Sheet Date, shall be the last day of such second month immediately preceding the Closing Date and the related statement of income will be for the period from January 1, 2015 to the Closing Balance Sheet Date. The Closing Financial Statements shall (a) fairly present in all material respects the assets, liabilities and tangible common equity of Focus and its Subsidiaries as of the date of the Closing Financial Statements, (b) be prepared in a manner consistent with the balance sheets included in Focus Financial Statements, in accordance with either GAAP or regulatory accepted accounting procedures, as applicable, consistently applied, and (c) be prepared from, and be in accordance with, the books and records of Focus and its Subsidiaries. The Closing Financial Statements shall be accompanied by a certificate of Focus’s Chief Financial Officer, dated as of the Effective Time, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of Focus in all material respects.

Section 5.18    Shareholder Litigation. Focus shall promptly advise HCC orally and in writing of any shareholder litigation against Focus or its directors relating to this Agreement, the Merger or the other Contemplated Transactions and shall keep HCC fully informed regarding any such shareholder litigation, including providing all relevant documentation. Focus shall consult with HCC and give good faith consideration of its comments and advice and give HCC the opportunity to participate in the defense or settlement of any such litigation at HCC’s expense. No settlement shall be agreed to without HCC’s prior written consent.

Section 5.19    HCC and HBC Board of Directors. Prior to the Effective Time, the Nominating and Corporate Governance Committee of HCC shall recommend to the HCC Board of Directors two (2) persons from the Focus Board to serve on the Board of Directors of HCC and HBC following the Effective Time. Such persons shall be mutually acceptable to Focus and HCC, an active member of the Focus Board as of the date of this Agreement through the Effective Time, with personal connections to the local HCC civic and business community, and shall be qualified as an “independent” director of HCC under applicable NASDAQ rules and otherwise meet any qualifications under the HCC Bylaws, HCC board policies, and applicable Law. Upon approval of such persons by the HCC Board of Directors, such directors shall be invited to join and shall be appointed to the Boards of Directors of HCC and HBC as of the Effective Time. Such directors shall be entitled to compensation, indemnification and expense reimbursement in connection with his or her role as a director to the same extent as currently offered to other directors on the HCC and HBC Boards of Directors.  Provided such directors continue to meet the standards for directors of HCC and HBC (including independence) such directors shall be nominated for reelection to the Boards of Directors of HCC and HBC at the two annual shareholder meetings of HCC immediately following the Effective Time, and HCC’s proxy materials with respect to such annual meetings shall include the recommendation of the HCC Board that HCC’s shareholder vote to reelect such director to the same extent as recommendations are made with respect to other directors on the HCC Board.

Section 5.20    Third Party Consents; Estoppel. Focus shall use its reasonable best efforts to obtain and deliver to HCC prior to the Effective Time:

(a)        The consents, approvals or waivers required to be obtained from any third-parties in connection with the Merger and the other Contemplated Transactions (in such form and content as is approved in writing by HCC) promptly after the date of this Agreement, including, without limitation, the waiver, approval or consents to assignment for all the Real Estate Leases and any Focus Material Contracts. Focus shall cooperate with HCC in minimizing the extent to which any Contracts will continue in effect following the Effective Time, in addition to complying with Section 5.01(a)(iii) and (b)(xix); and

(b)        Lessor estoppel certificates in the form satisfactory to HCC relative to the Leased Real Estate dated not earlier than twenty (20) days prior to the Closing Date.

Section 5.21    Assignment of Insurance Policies.

(a)        Prior to the Effective Time, Focus shall, and cause its Subsidiaries to, use reasonable best efforts to obtain consents to the partial or complete assignments of any of its respective insurance policies if requested to do so by HCC, to the extent necessary to maintain the benefits to HCC and the Surviving Corporation of such policies as they apply to Focus and its Subsidiaries. Focus shall also inform HCC no later than five (5) business days prior to the Closing Date of any material unfiled insurance claims to the knowledge of Focus, and for which it believes coverage exists.

(b)        Prior to the Effective Time, Focus and HCC shall cooperate to determine the most appropriate methodology to obtain “tail” insurance coverage at such limits, mutually agreeable to the parties, for Errors and Omissions, Bankers and Blanket Bond coverage and any other insurance policies of Focus and its Subsidiaries as mutually agreed.

Section 5.22    Takeover Provisions. No party shall take any action that would cause the Contemplated Transactions to be subject to requirements imposed by any Takeover Provisions, and each party shall, if any Takeover Provision becomes applicable to this Agreement and the Contemplated Transactions, take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from or if necessary challenge the validity or applicability of any applicable Takeover Provision as now or hereafter in effect.

Section 5.23    Change in Control Payments. Focus shall pay immediately prior to the Effective Time all Change in Control Payments due and owing to such executives as of the Effective Time.

Section 5.24    Loan Documentation. Focus shall use all commercially reasonable efforts to fully correct, remedy and otherwise resolve any fact or circumstance to the knowledge of Focus, that has resulted, or could reasonably be expected to result, in any Loan that (a) is not evidenced by Loan Documentation that is correct and complete, (b) does not represent the valid and legally binding obligation of the Obligor thereunder, or (c) is not enforceable against the Obligor in accordance with its terms, such that the applicable Loan or Loan Documentation fully complies with Section 3.15.

Section 5.25    Customer Notices and Communications. On and after the later of the date of receipt of all Requisite Regulatory Approvals (disregarding any statutory waiting periods) and the date that both the Requisite Focus Vote and the Requisite HCC Vote have been obtained, Focus shall permit HBC to provide one or more written notices (which may be joint notices from Focus) to customers of  Focus describing the proposed Merger, the effect on customers, planned transition procedures and similar information.  Focus shall have the right to review and approve the substance any such communications, provided however, that Focus shall not unreasonably withhold, delay or condition its approval.  HBC shall consult with Focus, and Focus upon request shall assist HBC, with respect to sending necessary or appropriate customer notifications and communications as prepared by HBC, to advise such customers of the impending transaction and of HBC’s plans following the Effective Time.

Section 5.26    Tax Matters. HCC and Focus shall not take any action prior to Effective Time that could reasonably be expected to cause the Merger not to qualify as a reorganization under Section 368(a) of the Code. HCC and Focus shall use their respective reasonable commercial efforts to cause counsel to HCC and counsel to Focus, to deliver the tax opinions referred to in Section 6.02(e) and Section 6.03(f), respectively, and shall each execute and deliver to such counsel tax representation letters in customary form.

Section 5.27    Resignation of Directors. Focus shall obtain and deliver to HCC prior to the Closing Date (to be effective as of the Effective Time) the resignation of each director of Focus and each of its Subsidiaries (in each case, in their capacities as directors, and not as employees).

Section 5.28    Rule 16b-3. HCC and Focus shall take all such steps as may be required to cause the transactions contemplated by Article I and any other dispositions of equity securities of Focus (including derivative securities) or acquisitions of equity securities of HCC in connection with this Agreement by each individual who (a) is a director or officer of Focus subject to Section 16 of the Exchange Act, or (b) at the Effective Time is or will become a director or officer of HCC subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.29    Public Announcement. The initial press release with respect to this Agreement and the Contemplated Transactions shall be a release mutually agreed to by Focus and HCC. Thereafter, each of Focus and HCC agree that no public release or announcement concerning the Contemplated Transactions shall be issued by any party without the prior written consent of the other party, except as required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Section 5.30    Further Assurances. Each party covenants that it will use its reasonable efforts to bring about the Contemplated Transactions as soon as practicable. Each of the parties hereto agrees to use all reasonable efforts to take or cause to be taken all action, and to do or cause to be done all things necessary, proper or advisable under applicable Law to consummate and make effective the Contemplated Transactions at the earliest practicable time.

ARTICLE VI
CONDITIONS

Section 6.01    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a)        Shareholder Approval. The Requisite Focus Vote and the Requisite HCC Vote shall have been obtained.

(b)        Regulatory Approvals. All regulatory Governmental Authorizations that are necessary or advisable to consummate the Contemplated Transactions (including the Merger), shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated (“Requisite Regulatory Approvals”), and no such Governmental Authorizations shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of, any Burdensome Condition.

(c)        No Injunctions or Restraints; Illegality.  No Order issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger or the other Contemplated Transactions shall be in effect. No Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(d)       Registration Statement. The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e)        NASDAQ. The shares of HCC Common Stock to be issued in the Merger upon consummation of the Merger shall be approved for listing on the NASDAQ Global Select Market.

Section 6.02    Conditions to Obligations of HCC and HBC. The obligations of HCC and HBC to effect the Merger are also subject to the satisfaction or waiver by HCC and HBC on or prior to the Closing Date of the following conditions:

(a)        Representations and Warranties. The representations and warranties of Focus set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation and warranty is made only as of an earlier date, then as of such earlier date); provided, however, that for purposes of this Section 6.02(a), no such representation or warranty shall be deemed to be untrue, incorrect or breached, as a consequence of the existence of any fact, circumstance or event, unless such fact circumstance or event individually or taken together with all other facts, circumstances or events has had or can reasonably be expected to have a Focus Material Adverse Effect (except the representations and warranties contained in Sections 3.02, 3.04, 3.06, 3.10, 3.15 and 3.21, which shall be true in all material respects), disregarding for these purposes (i) any qualification or exception for, or reference to, materiality in any such representation or warranty and (ii) any use of the terms “material, “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. Notwithstanding the foregoing, the representations and warranties contained in Sections 3.01(a), (d), 3.02 (except to the extent de minimus or resulting from the exercise of Focus Stock Options outstanding on the date of this Agreement), 3.03, 3.24 and 3.25, shall be true and correct in all respects.

(b)        Performance of Obligations of Focus. Focus shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)        Focus Material Adverse Effect. Since the date of this Agreement, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or would reasonably be expected to have a Focus Material Adverse Effect.

(d)       Officers Certificate. HCC shall have received a certificate, signed on behalf of Focus by its Chief Executive Officer and Chief Financial Officer, stating that the conditions set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(c) have been satisfied.

(e)        Opinion of Tax Counsel. HCC shall have received an opinion from Buchalter Nemer, a professional corporation, legal counsel to HCC, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Buchalter Nemer, a professional corporation, may require and rely upon representations contained in letters from each of HCC and Focus.

(f)        Closing Date Financial Statements. Focus shall have delivered to HCC the Closing Financial Statements in accordance with the terms and conditions of Section 5.17.

(g)        Adjusted Shareholders’ Equity. As of the last business day of the month reflected in the Closing Financial Statements and prior to implementation of the adjustments and modifications described in Section 5.15 (the “Shareholders’ Equity Measuring Date”), the Adjusted Shareholders’ Equity of Focus shall not be less than $28,493,392. For purposes of this Section 6.02(g), “Adjusted Shareholders’ Equity” means the consolidated equity of Focus as set forth in the Closing Financial Statements, minus any unrealized gains or plus any unrealized losses (as the case may be) in Focus’s securities portfolio due to mark-to-market adjustments, excluding all the costs and expenses related to this Agreement and to the consummation of the Contemplated Transactions, including Professional Fees and the premium expense for the Tail Insurance Policy and the costs as mutually agreed to under Section 5.21(b), Change in Control Payments and the costs related to printing, mailing and distribution to Focus shareholders of the Joint Proxy Statement/Prospectus, as of the Shareholders’ Equity Measuring Date.

(h)        Total Deposits.  As of the date of the Closing Financial Statement, the total Core Deposits of Focus shall not be less than eighty-five percent (85%) of the balance of such Core Deposits on December 31, 2014. The term “Core Deposits” means all deposit liabilities of Focus as of such date, excluding any brokered deposits for purposes of Section 12 U.S.C. 1831f(g) and any certificates of deposit in excess of $25,000,000.

(i)         Directors’ Resignations. HCC shall have received the written resignation of each director of Focus and each of its Subsidiaries (in such director’s capacity as a director) effective as of the Effective Time.

(j)         Dissenting Shareholders. Holders of not in excess of 10% of the outstanding shares of Focus Common Stock shall have duly exercised their dissenters’ rights under Chapter 13 of the CGCL.

(k)        Shareholder Agreements and Non-Solicitation and Confidentiality Agreements. On the date of this Agreement, HCC shall have received the Shareholder Agreements and the Non-Solicitation and Confidentiality Agreements from each of the Focus directors and no action shall have been taken by any such person to rescind such agreements.

(l)         Fairness Opinion. The HCC Board shall have received an opinion from KBW dated as of the date of the meeting of the HCC Board approving this Agreement to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of HCC Common Stock.

(m)       FIRPTA Certificate. Focus shall have delivered to HCC a properly executed statement from Focus that meets the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h)(1), dated as of the Closing Date.

(n)        Closing Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to HCC and to HCC’s counsel, and they shall each have received all such counterpart originals and certified or other copies of such documents as they may reasonably request. Such documents shall include (but not be limited to) a copy of the resolutions of the Boards of Directors and the shareholders of Focus evidencing the requisite approval of this Agreement, the Merger, and the other Contemplated Transactions and certified by the Secretary of Focus as true and correct copies thereof as of the Closing, which resolutions shall be in full effect.

Section 6.03    Conditions to Obligation of Focus. The obligation of Focus to effect the Merger is also subject to the satisfaction or waiver by Focus on or prior to the Closing Date of the following conditions:

(a)        Representations and Warranties. The representations and warranties of HCC set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation and warranty is made only as of an earlier date, then as of such earlier date); provided, however, that for purposes of this Section 6.03(a), no such representation or warranty shall be deemed to be untrue, incorrect or breached, as a consequence of the existence of any fact, circumstance or event, unless such fact circumstance or event individually or taken together with all other facts, circumstances or events has had or can reasonably be expected to have a HCC Material Adverse Effect (except the representations and warranties contained in Sections 4.05 and 4.06 shall be true in all material respects), disregarding for these purposes (i) any qualification or exception for, or reference to, materiality in any such representation or warranty and (ii) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. Notwithstanding the foregoing the representations and warranties contained in Sections 4.01(a), (b), 4.02 (except to the extent de minimus), 4.03 and 4.11, shall be true and correct in all respects.

(b)        Performance of Obligations of HCC. HCC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)        HCC Material Adverse Effect. Since the date of this Agreement, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or would reasonably be expected to have an HCC Material Adverse Effect.

(d)       Officer’s Certificate. Focus shall have received a certificate signed on behalf of HCC by its Chief Executive Officer and Chief Financial Officer stating that the conditions specified in Section 6.03(a), Section 6.03(b) and Section 6.03(c) have been satisfied.

(e)        Fairness Opinion. The Focus Board shall have received an opinion from Sandler dated the date of this Agreement to the effect that the Exchange Ratio is fair, from a financial point of view, to the holders of Focus Common Stock.

(f)        Opinion of Tax Counsel. Focus shall have received an opinion from Manatt, Phelps & Phillips, LLP, legal counsel to Focus, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Manatt, Phelps & Phillips, LLP may require and rely upon representations contained in letters from each of HCC and Focus.

(g)        Closing Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Focus and to Focus’s counsel, and they shall each have received all such counterpart originals and certified or other copies of such documents as they may reasonably request. Such documents shall include (but not be limited to) the following a copy of the resolutions of the Boards of Directors of HCC and HBC evidencing the requisite approval of this Agreement, the Merger, and the other Contemplated Transactions, certified by the Secretary of HCC as true and correct copies thereof as of the Closing.

ARTICLE VII
TERMINATION

Section 7.01    Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by Focus’s shareholders):

(a)        by mutual written consent of HCC and Focus;

(b)        by HCC or Focus if the Merger shall not have been consummated by 11:59 p.m. Pacific Time on or before March 31, 2016 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to a party whose failure to perform any obligation required to be performed by such party was the primary cause of, or resulted in the failure of the Merger to be consummated on or before the End Date;

(c)        (i) by either HCC or Focus if any Governmental Entity which must grant a Requisite Regulatory Approval has denied such approval and such denial has become final and nonappealable, (ii) by either HCC or Focus if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable Order enjoining or otherwise prohibiting the consummation of the Contemplated Transactions, unless such denial or Order shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement, or (iii) by HCC if any Regulatory Approval includes, or will not be issued without, the imposition of a Burdensome Condition;

(d)       by either HCC or Focus if (i) the HCC Meeting (including any postponements or adjournments thereof) shall have been held and the Requisite HCC Vote shall not have been obtained or (ii) the Focus Meeting (including any postponements or adjournments thereof) shall have been held and the Requisite Focus Vote shall have not been obtained; provided, however, that the party seeking to terminate this Agreement under this Section 7.01(d) shall have complied in all material respects with its obligations under Section 5.06 (including by complying with an adjournment or postponement request under Section 5.06(d)); provided further, however, that the right to terminate this Agreement under this Section 7.01(d) will not be available to a party where the failure to obtain the approval of its shareholders has been caused by (i) its material breach of this Agreement, or (ii) in the case of Focus a breach of the Shareholder Agreements entered into by one or more shareholders of Focus;

(e)        by HCC if (i) the Focus Board effects a Change in Recommendation, (ii) Focus, or any of its Subsidiaries or any Representative of Focus or any of its Subsidiaries, shall have violated, breached, or taken any action inconsistent with any of the provisions set forth in

Section 5.04 or Section 5.06(a), (c)-(g), or (iii) the Focus Board or any committee thereof shall have resolved or proposed to take any action described in clauses (i) and (ii) of this sentence;

(f)        by HCC (i) if (A) any of Focus’s representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.02(a) would not be satisfied if the condition were then being tested, and (B) such inaccuracy, if capable of cure, has not been cured by Focus prior to the earlier of the End Date and thirty (30) days after its receipt of written notice thereof, or (ii) if any of Focus’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 6.02(b) would not be satisfied and such breach is not curable or shall not have been cured within thirty (30) days following Focus’s receipt of written notice from HCC of such breach or such breach by its nature is not capable of being cured prior to the Closing;

(g)        by Focus (i) if (A) any of HCC’s representations and warranties shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.03(a) would not be satisfied if the condition were then being tested, and (B) such inaccuracy, if capable of cure, has not been cured by HCC, prior to the earlier of the End Date and thirty (30) days after its receipt of written notice thereof, or (iii) if any of HCC’s or HBC’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 6.03(b) would not be satisfied and such breach is not curable or shall not have been cured within thirty (30) days following HCC’s receipt of written notice from Focus of such breach or such breach by its nature is not capable of being cured prior to the Closing; or

(h)        by Focus, if prior to the receipt of the Requisite Focus Vote, Focus (i) has complied with Sections 5.04 and 5.06 and is not otherwise in material breach of this Agreement, (ii) receives an unsolicited bona fide written Acquisition Proposal from any person that is not withdrawn, and a majority of the entire Focus Board determines in good faith (after consultation with its independent financial advisors and outside legal counsel), that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with its outside legal counsel, that failure of the Focus Board to accept the Acquisition Proposal would be or would be reasonably likely to result in a violation of its fiduciary duties to the shareholders of Focus under applicable Law, (iii) pays HCC the Termination Fee in immediately available funds and (iv) simultaneously or substantially simultaneously with such termination Focus enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal; provided, however, that (A) Focus provides HCC prior written notice at least five (5) business days (or such longer period as it may be extended upon modification or amendment of the Acquisition Proposal as contemplated below) prior to taking such action, which notice shall state that the Focus Board has received a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Focus Board has resolved to effect a termination of this Agreement in accordance with this Section 7.01(h) and includes the material terms and conditions of such Superior Proposal (including copies of the proposed documents and agreements to effect the Superior Proposal)  and the identity of the person making such Superior Proposal,  (B)  during such five (5) business day period (as it may be extended upon modification or amendment of the Acquisition Proposal as contemplated below), Focus negotiates in good faith  (including by making its officers, directors and its financial and legal advisors reasonably available to negotiate) with HCC (to the extent HCC wishes to negotiate) to enable HCC to make an offer that is at least as favorable to the shareholders of Focus so that such Acquisition Proposal would cease to constitute a Superior Proposal (“Revised HCC Proposal”), (C) at the end of such five (5) business day period (as it may be extended upon modification or amendment of the Acquisition Proposal as contemplated below, or such earlier time that HCC advises Focus in writing it no longer wishes to negotiate to amend this Agreement), a majority of the entire Focus Board, after taking into account the Revised HCC Proposal continues to believe (after consultation with its independent financial advisors and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with its outside legal counsel, that failure to accept the Acquisition Proposal would or would be reasonably likely to result in a violation of its fiduciary duties to the shareholders of Focus under applicable Law, provided, further that in the event of any revisions to the terms of an Acquisition Proposal that are material to such Acquisition Proposal after the start of the five (5) business day period of clause (iv)(A), such revisions shall be deemed a new Acquisition Proposal and Focus shall be required to deliver a new written notice as required by clause (iv)(A) to HCC and to comply with the requirements of this Section 7.01(h) with respect to such new Acquisition Proposal, except, that the notice period of clause (iv)(A) shall  be reduced to three (3) business days.

Any termination pursuant to this Section 7.01 (other than pursuant to Section 7.01(a)) shall be effected by written notice from the terminating party to the other party.

Section 7.02    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, this Agreement shall be of no further force or effect; provided, however, that (a) Section 5.03(b), this Section 7.02, Section 7.03, and Article VIII shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any party from any liability for fraud, or any willful material inaccuracy in or willful material breach of any representation, or any willful material breach of any warranty, covenant, or other provision contained in this Agreement.

Section 7.03    Expenses; Termination Fees.

(a)        Except as set forth in this Section 7.03, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b)        Focus agrees to pay HCC an amount equal to $2,740,000 (the “Termination Fee”) if this Agreement is terminated:

(i)         by HCC pursuant to Section 7.01(e);

(ii)        by Focus pursuant to Section 7.01(h); or

(iii)       (A) by HCC or Focus pursuant to Section 7.01(b), (B) by HCC or Focus pursuant to Section 7.01(d)(ii) or (C) by HCC pursuant to Section 7.01(f) and, in any case of (A), (B) or (C), (x) on or before the date of any such termination an Acquisition Proposal shall have been announced, disclosed, or otherwise made known to the Focus shareholders, the senior management of Focus or the Focus Board, and (y) Focus enters into a definitive agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated or Focus enters into any letter of intent, agreement in principle, acquisition agreement or similar contract with respect to an Acquisition Proposal within twelve (12) months following termination of this Agreement.

The parties acknowledge that the agreements contained in this Section 7.03 are an integral part of the Contemplated Transactions and that, without these agreements, the parties would not enter into this Agreement.  The parties further acknowledge and agree that the remedies set forth in this Section 7.03(b) shall be the sole and exclusive remedies for any losses or damages incurred by HCC arising from the termination of this Agreement pursuant to any Section giving rise to Focus’s obligation to pay such amount, except that payment of the fees described in this Section 7.03(b) shall not be in lieu of liability pursuant to Section 7.02(b).

(c)        A Termination Fee required to be paid pursuant to Section 7.03(b)(i) shall be paid within two (2) business days after termination, and a Termination Fee required to be paid pursuant to Section 7.03(b)(ii) shall be paid on or prior to the date of termination and any Termination Fee payable pursuant to Section 7.03(b)(iii) shall be paid within two (2) business days after the event giving rise to such payment.

(d)       If Focus fails to pay when due any amount payable under this Section 7.03, then (i) Focus shall reimburse HCC for all costs and expenses (including fees of counsel) incurred in connection with the enforcement by HCC of its right to payment under this Section 7.03, along with (ii) interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to HCC in full) at a rate per annum equal to 3% over the “prime rate” (as published in The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

ARTICLE VIII
MISCELLANEOUS PROVISIONS

Section 8.01    Amendment. This Agreement may be amended at any time prior to the Effective Time by the parties (by action taken or authorized by their respective boards of directors), whether before or after adoption of this Agreement by the shareholders of Focus or HCC; provided, however, that after any such shareholder approval of this Agreement, no amendment shall be made to this Agreement that applicable Law requires further approval or authorization by the shareholders of Focus or HCC without such further approval or authorization. This Agreement may not be amended, except by a written instrument signed by or on behalf of each of the parties.

Section 8.02    Remedies Cumulative; Waiver.

(a)        The rights and remedies of the parties are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable

Law (i) no waiver that may be given by a party will be applicable except in the specific instance for which it is given, and (ii) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

(b)        At any time prior to the Effective Time, HCC (with respect to Focus) and Focus (with respect to HCC), may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of such party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or any document delivered pursuant to this Agreement, and (iii) waive compliance with any covenants, obligations, or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Section 8.03    No Survival. The representations, warranties and covenants in this Agreement shall terminate at the Effective Time, provided, however, that those covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or part, after the Effective Time, shall survive the consummation of the Merger until fully performed.

Section 8.04    Entire Agreement. This Agreement, together with the Confidentiality Agreement, the Focus Disclosure Statement, the HCC Disclosure Statement, the Shareholder Agreements and the Non-Solicitation and Confidentiality Agreements constitute the entire agreement among the parties and supersede all other prior or contemporaneous agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter this Agreement and thereof.

Section 8.05    Execution of Agreement; Counterparts.

(a)        The Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties; it being understood that all parties need not sign the same counterpart.

(b)        The exchange of signed copies of this Agreement or of any other document contemplated by this Agreement (including any amendment or any other change thereto) by any electronic means intended to preserve the original graphic and pictorial appearance of a document shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of an original Agreement or other document for all purposes. Signatures of the parties transmitted by any electronic means referenced in the preceding sentence shall be deemed to be original signatures for all purposes.

Section 8.06    Governing Law. This Agreement and the agreements, instruments, and documents contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of California, without regard to any applicable principles of conflicts of law that might require the application of the laws of any other jurisdiction.

Section 8.07    Exclusive Jurisdiction; Venue. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the State Court of the State of California or the United States District Court for the Central District of California, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 8.07, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (e) agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 8.10 of this Agreement.

Section 8.08    Assignments and Successors. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties. Any attempted assignment of this Agreement or of any such rights or delegation of obligations without such consent shall be void and of no effect.  This Agreement will be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns.

Section 8.09    No Third-Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than the parties) any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement other than the provisions of Section 5.12(a) (which are intended to be for the benefit of those persons covered thereby, but whose consent shall not be required to amend any provision of this Agreement).

Section 8.10    Notices. All notices and other communications hereunder shall be in writing and shall be delivered by hand, by facsimile, or by overnight courier service (except for notices specifically required to be delivered orally). Such communications shall be deemed given to a party (a) at the time and on the date of delivery, if delivered by hand or by facsimile (with, in the case of delivery by facsimile, confirmation of date and time of transmission by the transmitting equipment, and such delivery by facsimile subsequently confirmed with a copy delivered as provided in clause (b) on the next business day); and (b) at the end of the first business day following the date on which sent by overnight service by a nationally recognized courier service (costs prepaid).

Such communication in each case shall be delivered to the following addresses or facsimile numbers and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, or person as a party may designate by notice to the other parties):

Focus:	Focus Business Bank
10 Almaden Boulevard, Suite 150
San Jose, CA
	Attention:	Richard Conniff
Chief Executive Officer
	Fax no.:	(408) 200-8797

with a copy to (which shall not constitute notice hereunder):

Manatt, Phelps & Phillips, LLP
One Embarcadero Center
30th Floor
San Francisco, CA 94111
Attention:	David Gershon, Esq.
Fax no.:	(415) 291-7474

HCC and HBC:	Heritage Commerce Corp
150 Almaden Blvd.
San Jose, CA
	Attention:	Walter T. Kaczmarek
Chief Executive Officer
	Fax no.:	(408) 792-4004

with a copy to (which shall not constitute notice hereunder):

Buchalter Nemer, a professional corporation
1000 Wilshire Boulevard
Suite 1500
Los Angeles, California 90017-2457
Attention:	Mark A. Bonenfant, Esq.
Fax no.:	(213) 896-0400

Section 8.11    Construction; Usage.

(a)        In this Agreement, unless a clear contrary intention appears:

(i)         the singular number includes the plural number and vice versa;

(ii)        reference to any person includes such person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a person in a particular capacity excludes such person in any other capacity or individually;

(iii)       reference to any gender includes each other gender;

(iv)       reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(v)        reference to any Law means such Law as amended, modified, codified, replaced, or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement, or reenactment of such section or other provision;

(vi)       “hereunder,” “hereto,” “herein,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular section or other provision;

(vii)      “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(viii)     all exhibits or schedules annexed hereto or referred to herein are hereby incorporated herein and made a part of this Agreement as if set forth in full herein;

(ix)       “or” is used in the inclusive sense of “and/or;”

(x)        with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding;”

(xi)       references to documents, instruments, or agreements shall be deemed to refer as well to all addenda, exhibits, schedules, or amendments thereto (but only to the extent, in the case of documents, instruments, or agreements that are the subject of representations and warranties set forth herein, copies of all addenda, exhibits, schedules, or amendments have been provided on or prior to the date of this Agreement to the party to whom such representations and warranties are being made);

(xii)      reference to the “consummation of the Contemplated Transactions” shall be deemed to refer the consummation of the Contemplated Transactions on a timely basis.

(xiii)     any reference to the consent of a party means a consent not unreasonably withheld or delayed unless otherwise specified.

(b)        This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation this Agreement.

(c)        The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

Section 8.12    Enforcement of Agreement.  The parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of them hereunder to consummate this Agreement).  Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any California Court, this being in addition to any other remedy to which such party is entitled at law or in equity.  Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.13    Severability. If any provision of this Agreement is held invalid, illegal, or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect, so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner materially adverse to any party.

Section 8.14    Definitions. For purposes of this Agreement, the following terms will have the following meanings:

“Acceptable Confidentiality Agreement” means an agreement that is either (a) in effect as of the execution and delivery of this Agreement, or (b) executed, delivered and effective after the execution of this Agreement, in either case containing provisions that require any counterparty(ies) thereto (and any of its (their) Representatives named therein) that receive material non-public information of or with respect to Focus and its Subsidiaries to keep such information confidential; provided, however, that in the case of clause (b) that such agreement shall (i) not prohibit Focus from providing information to HCC or require Focus to negotiate on an exclusive basis with such counterparty(ies) thereto (and any of its (their) Representatives named therein) and (ii) contains such terms and conditions that are at least as protective of Focus’s confidential information as those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any proposal, offer, indication of interest or inquiry from any person or group for, whether in one transaction or a series of related transactions, or relating to any (a) merger, consolidation, share exchange or business combination involving more than 10% of the total voting power of any class of the capital stock of Focus, (b) sale, lease, exchange, mortgage, transfer or other disposition, directly or indirectly, by merger, consolidation, combination, reorganization, share exchange or any similar transaction, of any assets of Focus and its Subsidiaries representing 10% or more of the consolidated assets of Focus and its Subsidiaries (including equity securities of the Subsidiaries), measured either by book value or fair market value, (c) issuance, sale or other disposition by Focus of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 10% or more of the votes associated with the outstanding voting of any class of equity securities of Focus, (d) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 10% or more of the outstanding Focus Common Stock or any class of equity securities of Focus, (e) recapitalization, liquidation, dissolution or other similar type of transaction with respect to Focus which would result in any person or group acquiring 10% or more of the fair market value of the assets (including capital stock of the Subsidiaries) of Focus its Subsidiaries taken as a whole (including equity securities of the Subsidiaries), or (f) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include the Merger or any of the other Contemplated Transactions.  For the avoidance of doubt, if any material change is made to any Acquisition Proposal, such altered

Acquisition Proposal shall be considered a separate and distinct Acquisition Proposal.

“Affiliate” means, with respect to any person, any other person that directly or indirectly controls, is controlled by or is under common control with such first person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by” and “under common control with”), as applied to any person, means the possession directly or indirectly of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities by Contract or otherwise.

“business day” means any day, other than Saturday, Sunday or any day on which banking institutions located in San Jose, California are authorized or required by applicable Law or other governmental action to close.

“Change In Control Payments” means pursuant to a Contract any amount paid, payable or reasonably expected to become payable by Focus or any of its Subsidiaries as of the Effective Date resulting from a change of control as defined in such Contract pursuant to the terms of any Contract existing prior to or concurrently with the execution of this Agreement.

“Charter Documents” means certificate or articles of incorporation (including certificates of designation), by-laws, and other organizational documents, as amended, and as currently in effect.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Confidentiality Agreement” means the Confidentiality Agreement entered into by the and between Sandler and HCC on January 28, 2015.

“Contract” means any legally binding and enforceable written or oral agreement, contract, understanding, instrument, arrangement, commitment or undertaking of any nature.

“Effect” means any effect, event, fact, development, condition, change, occurrence or circumstance.

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity as in effect on or prior to the date of this Agreement relating to (a) the protection, preservation or restoration of the environment (including air, noise, odor, wetlands, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), (b) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, threatened release or disposal of Hazardous Substances, and (c) the contamination or any injury to persons or property from exposure to any Hazardous Substances. The term Environmental Law includes (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601, et seq, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq, the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq, the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq, the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq, the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001, et seq, the Safe Drinking Water Act, 42

U.S.C. § 300f, et seq, the Occupational Safety and Health Act, as amended, 29 USC 651 et seq and all comparable state and local laws, and (ii) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance as in effect on or prior to the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Focus Disclosure Schedule” means the confidential disclosure schedule delivered by Focus to HCC concurrently with the execution of this Agreement, which disclosure schedule is arranged in paragraphs corresponding to the numbered and lettered sections contained in Article III of this Agreement to which it relates (unless and to the extent relevance to other representations and warranties is readily apparent from the actual text of the disclosure), and each of which disclosures shall also be deemed to be representations and warranties made by Focus to HCC and HBC under Article III.

“Focus Equity Plans” means the 2007 Equity Incentive Plan.

“Focus ERISA Affiliate” means, with respect to any person, any other person that, together with such first person, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Focus IP” means all Intellectual Property owned, used, held for use, or exploited by Focus or any of its Subsidiaries, including all Focus Owned IP and Focus Licensed IP.

“Focus Licensed IP” means the Intellectual Property owned by a third party that Focus or any of its Subsidiaries has a right to use or exploit by virtue of a License Agreement.

“Focus Material Adverse Effect” means an Effect that, individually or in the aggregate, (a) is, or is reasonably expected to be, materially adverse to the business, condition, capitalization, assets, liabilities, operations, or financial performance, of Focus and its Subsidiaries, taken as a whole, or (b) prevents or materially delays, or is reasonably likely to prevent or materially delay, the ability of Focus and its Subsidiaries to perform their respective obligations under this Agreement or to consummate the Merger or the other Contemplated Transactions on a timely basis; provided, however a Focus Material Adverse Effect shall not be deemed to include an Effect arising out of relating to or resulting from, (i) changes generally affecting the economy, financial or securities markets, (ii) the announcement of the Merger and the other Contemplated Transactions, (iii) any outbreak or escalation of war or hostilities or any act of terrorism, (iv) general conditions in the financial industry, including changes in laws, regulations rules, GAAP or regulatory accounting requirements or (v) any changes made or actions taken or not taken by Focus at the request or with the consent of HCC; provided further, however, that any Effect referred to in clauses (i), (iii) or (iv) immediately above shall be taken into account in determining whether a Focus Material Adverse Effect has occurred or is reasonably expected to occur to the extent that such Effect has a disproportionate effect on Focus and its Subsidiaries, taken as a whole, compared to other participants in the financial industry in which Focus and its Subsidiaries conduct their businesses.

“Focus Owned IP” means the Intellectual Property that is owned by Focus or any of its Subsidiaries.

“GAAP” means United States generally accepted accounting principles applied period to period applicable to banks or banking holding companies for the period in question.

“Governmental Authorization” means any (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification, or authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Entity or pursuant to applicable Law (including any filing, application or registration required to obtain or maintain any of the foregoing), or (b) right under any Contract with any Governmental Entity.

“Governmental Entity” means any (a) nation, state, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, or other government, or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, board, commission, instrumentality, official, organization, unit or body and any court or other tribunal) or (d) any Regulatory Agency.

“Hazardous Substance” means any (a) substance, chemical, waste, product, pollutants, contaminants, derivative, compound, material, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import, (b) petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls, and (c) any other materials regulated under Environmental Laws.

“HCC Average Closing Price” means the aggregate volume weighted average per share price of the closing prices of HCC Common Stock on the NASDAQ Global Select Market for the twenty (20) consecutive trading days ending on the fifth (5th) business day immediately before the Closing Date (rounded to two decimal places) whether or not trades occurred on those days (subject to adjustment as provided below, provided, however, that if no trades of HCC Common Stock occur on a given trading day than the closing price on the next preceding day when a trade shall have occurred shall be deemed to be the closing price on such day for the purposes this Agreement).  In the event HCC pays, declares or otherwise effects a stock split, reverse stock split, reclassification or stock dividend or stock distribution with respect to HCC Common Stock between the date of this Agreement and the Closing Date, appropriate adjustments will be made to the HCC Average Closing Price.

“HCC Disclosure Schedule” means the confidential disclosure schedule delivered by HCC to Focus concurrently with the execution of this Agreement, which disclosure schedule is arranged in paragraphs corresponding to the numbered and lettered sections contained in Article IV of this Agreement to which it relates (unless and to the extent relevance to other representations and warranties is readily apparent from the actual text of the disclosure), and each of which disclosures shall also be deemed to be representations and warranties made by HCC to Focus under Article IV.

“HCC Equity Plans” means the Amended and Restated 2004 Equity Plan and the 2013 Equity Incentive Plan.

“HCC Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) is, or is reasonably expected to be, materially adverse to the business, condition, capitalization, assets, liabilities, operations, or financial performance, of the HCC and its Subsidiaries, taken as a whole, or (b) prevents or materially delays, or its reasonably likely to prevent or materially delay the ability of the HCC and its Subsidiaries to perform their respective obligations under this Agreement or to consummate the Merger or the other Contemplated Transactions on a timely basis; provided, however, a HCC Material Adverse Effect shall not be deemed to include an Effect arising out of relating to or resulting from, (i) changes generally affecting the economy, financial or securities markets, (ii) the announcement of the Merger and the other Contemplated Transactions, (iii) any outbreak or escalation of war or hostilities or any act of terrorism, or (iv) general conditions in the financial industry, including changes in laws, regulations rules, GAAP or regulatory accounting requirements; provided further, however, that any Effect referred to in clauses (i), (iii) or (iv) immediately above shall be taken into account in determining whether a HCC Material Adverse Effect has occurred or is reasonably be expected to occur to the extent that Effect has a disproportionate effect on the HCC and its Subsidiaries, taken as a whole, compared to other participants in the financial industries in which the HCC and its Subsidiaries conduct their businesses.

“Intellectual Property” means collectively, all intellectual property and other similar proprietary rights in any jurisdiction throughout the world, whether owned, used, or held for use under license, whether registered or unregistered, including such rights in and to (a) trademarks, and the goodwill associated therewith, (b) patents and inventions, invention disclosures, discoveries, and improvements, whether or not patentable (c) trade secrets, and confidential information and rights to limit the use or disclosure thereof by any person, (d) all works of authorship (whether copyrightable or not), copyrights, and databases (or other collections of information, data works, or other materials), (e) software, including data files, source code, object code, firmware, mask works, application programming interfaces, computerized databases, and other software-related specifications and documentation, (f) designs and industrial designs, (g) Internet domain names, and (h) rights of publicity and other rights to use the names and likeness of individuals, and (i) claims, causes of action, and defenses relating to the past, present, and future enforcement of any of the foregoing; in each case of (a) to (h) above, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Entity in any jurisdiction.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means, with respect to any person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other related or similar information technology equipment, and all associated documentation owned by such person or such person’s Subsidiaries.

“knowledge” means facts and other information which as of the date of this Agreement the president, chief executive officer, the chief financial officer, the chief operating officer or the chief credit officer of a party knows as a result of the performance of his or her duties, or that any such officer of a bank or bank holding company reasonably should know in the normal course of his or her duties, and includes such diligent inquiry as is reasonable under the circumstances.

“Law” or “Laws” means any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, publicly available written regulatory guidelines and policies, Orders or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity.

“Leased Real Estate” means all real property that Focus or any of its Subsidiaries leases, subleases or otherwise uses or occupies, or has the right to use or occupy, pursuant to a Real Property Lease.

“Legal Action” means any complaint, action, suit, litigation, grievance, arbitration, mediation, proceeding (including any civil, criminal, administrative, investigative, or appellate proceeding), hearing, inquiry, audit, examination, or investigation commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or any arbitrator or arbitration panel.

“liability” (or “liabilities”) means any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“License Agreement” means any Contract, whether written or oral, and any amendments thereto (including license agreements, sub-license agreements, consulting agreements, research agreements, development agreements, distribution agreements, consent to use agreements, customer or client contracts, coexistence, nonassertion or settlement agreements), pursuant to which any interest in, or any right to use or exploit, any Intellectual Property has been granted.

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, lien, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest, or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset).

“Loan” means any loan, loan agreement, note, extension of credit, advance, borrowing arrangement including leases, letter of credit, credit enhancements, commitments, and guarantees, and any modification, renewal or extension thereof.

“Loan Property” means any property in which Focus or any of its Subsidiaries presently holds a direct or indirect security interest securing a Loan or other extension of credit made by them.

“Order” means any order, decision, writ, assessment, citation, injunction ruling, decree, cease-and-desist, order, regulatory directive, judgment, consent, agreement, mandatory board resolution, memorandum of understanding, regulatory agreement, extraordinary supervising letter similar arrangement with or similar submission to, or from any Governmental Entity, whether temporary, preliminary or permanent.

“ordinary course of business” means any action taken by Focus or any of its Subsidiaries that is consistent in nature, scope and magnitude with the past practices of Focus or any of its Subsidiaries and is taken in the ordinary course of the normal, day-to-day operations, policies and methodologies of Focus or any of its Subsidiaries.

“Permitted Liens” with respect to any person, shall mean (i) liens for current taxes and assessments not yet delinquent or as to which such person is diligently contesting in good faith and by appropriate proceeding either the amount thereof or the liability therefor or both if the payment of which adequate reserves for the payment of such taxes and assessments have been established on the books of such persons in accordance with generally accepted accounting principles and regulatory accounting principles, (ii) liens of landlords, carriers, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with customary and prudent practices for similarly situated financial institutions for sums not yet past due, to the extent reflected on such person’s books, or which are being contested in good faith by appropriate proceedings and for the payment of which adequate reserves for the payment of such liens have been established on the books of such person in accordance with generally accepted accounting principles and regulatory accounting principles, or the defense of which has been accepted by a title insurer, bonding company, other surety or other person, (iii) any recorded lien (other than for funded indebtedness) relating to any leased premises that is to material to such person and which do not materially impair the use of such property or the merchantability or the value of such property or interest therein, (iv) zoning restrictions, easements, licenses and other restrictions on the use of real property or any interest therein, or minor irregularities in title thereto, which do not materially impair the use of such property or the merchantability or the value of such property or interest therein, (v) liens encumbering the interest of the landlord under any real property lease the existence of which does not result in a default by landlord under such real property lease or materially interfere with the use of the related leased premises in the manner it is currently operated, (vi) deposits, liens or pledges to secure payments of worker’s compensation, unemployment insurance, pensions or other social security obligations, public or statutory obligations, surety, stay or appeal bonds, or similar obligations arising in the ordinary course of business, (vii) liens on assets of Subsidiaries of such person which are banks incurred in the ordinary course of their banking business, including liens on risk assets given to secure deposits and other liabilities of such Subsidiaries arising in the ordinary course of business (including those given to secure borrowings, advances, or discount window availability from any private or governmental banking entity or any clearinghouse), and (viii) pledges of securities to secure fed funds borrowings from other banks.

“person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Real Property Lease” means all leases, subleases and other agreements under which Focus or any of its Subsidiaries leases, uses or occupies, or has the right to use or occupy, any real property.

“Representatives” means officers, directors, employees, managers, agents, attorneys, accountants, advisors, and representatives.

“Subsidiary” (or “Subsidiaries”) means, when used with respect to any party, any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Superior Proposal” means bona fide, unsolicited written Acquisition Proposal that (i) is obtained not in breach of this Agreement, on terms that the Focus Board determines in its good faith judgment (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation and after taking into account all the terms and conditions of the Acquisition Proposal and this Agreement (including any proposal by HCC to adjust the terms and conditions of this Agreement)), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such proposal to obtain financing for such Acquisition Proposal, and after taking into account all other legal, financial, strategic, regulatory and other aspects of such proposal, including the identity of the person making such proposal, and this Agreement are more favorable from a financial point of view to its shareholders than the Merger, (ii) is reasonably likely to receive all necessary regulatory approvals and be consummated, and (iii) does not contain any condition to closing or similar contingency related to the ability of the person making such proposal to obtain financing and any financing required to consummate the transaction contemplated by such offer is committed and is reasonably capable of being obtained by such person.  For purposes of this definition, the term “Acquisition Proposal” shall have the meaning set forth in the above definition of Acquisition Proposal, except that all references to 10% shall be deemed references to 100%.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, use, value added withholding, payroll, employment, unemployment, social security (or similar) estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, whether disputed or not.

“Tax Returns” means any return, declaration, report, form claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any elections, declarations, disclosures, schedules, estimates and information returns, and including any amendment thereof.

“Trade Secrets” means all secrets and other confidential information, ideas, knowledge, concepts know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, customers, lists of customers and prospective customers, broker lists, potential brokers, rate sheets, market studies, marketing plans, business plans, concepts, strategies or products, computer software and data base technologies, systems, structures as well as all documents, reports, drawings, designs, plans, and proposals otherwise pertaining to same), and any other information, however documented, that is a trade secret within the meaning of the applicable trade-secret protection Law.

“Treasury Department” means the United States Department of Treasury.

“Treasury Regulations” means all temporary and final regulations promulgated under the Code by the U.S. Department of the Treasury.

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1989, as amended, 29 U.S.C. §§ 2101-2109.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger and Reorganization to be executed as of the date first written above by their respective officers thereunto duly authorized.

FOCUS BUSINESS BANK

By:	/s/ Richard Conniff
Richard Conniff
Chief Executive Officer

HERITAGE COMMERCE CORP

By:	/s/ Walter T. Kaczmarek
Walter T. Kaczmarek
President and Chief Executive Officer

HERITAGE BANK OF COMMERCE

By:	/s/ Walter T. Kaczmarek
Walter T. Kaczmarek
President and Chief Executive Officer

S-1

Exhibit A

AGREEMENT OF MERGER

THIS AGREEMENT OF MERGER, dated as of [*], 2015 (this “Agreement”), is made and entered into by and between Heritage Bank of Commerce, a California banking corporation (“HBC”), and Focus Business Bank, a California banking corporation (“Focus”).

WHEREAS, the Boards of Directors of HBC and Focus have approved, and deem it advisable and in the best interests of HBC, Focus and their respective shareholders, that HBC and Focus consummate the business transaction provided for in this Agreement in which Focus would merge with and into HBC (the “Merger”) as contemplated in that certain Agreement and Plan of Merger and Reorganization dated as of April 23, 2015 by and among Heritage Commerce Corp, a California corporation (“HCC”), HBC and Focus (the “Plan of Merger”), providing, among other things, for the execution and filing of this Agreement and the consummation of the Merger.

NOW, THEREFORE, in consideration of the promises and mutual agreements contained in this Agreement, the parties to this Agreement hereby agree that Focus shall be merged with and into HBC in accordance with the provisions of the laws of the State of California upon the terms and subject to the conditions set forth as follows:

Section 1.        The Merger.

(a)        Effective Time. The Merger shall become effective on the date and at the time that this Agreement of Merger, as certified by the California Secretary of State, is filed with the California Department of Business Oversight—Division of Financial Institutions, or as set forth in such filing as provided under Section 4887(b) of the California Commercial Code. (the “Effective Time”).

(b)        Effect of the Merger. At the Effective Time, Focus shall be merged with and into HBC and the separate corporate existence of Focus shall cease. HBC shall be the surviving corporation (the “Surviving Corporation”) in the Merger. The Surviving Corporation shall thereupon succeed, without other transfer, to all rights and properties of, and shall be subject to all the debts and liabilities of, Focus and the separate existence of Surviving Corporation as a California corporation, with all its purposes, objects, rights, powers, privileges and franchises, shall continue unaffected and unimpaired by the Merger.

(c)        Name of Surviving Corporation. The name of the Surviving Corporation shall be “Heritage Bank of Commerce.”

(d)       Offices. All branch offices of HBC which were in lawful operation immediately prior to the Effective Time shall continue to be the branch offices of the Surviving Corporation upon consummation of the Merger, subject to the opening or closing of any offices which may be authorized by HBC and applicable regulatory authorities after the date of this Agreement.

(e)        Further Actions. Focus shall execute and deliver any documents and instruments and take all action, as requested by the Surviving Corporation, necessary or desirable to evidence or carry out the Merger.

Section 2.        Corporate Governance Matters.

(a)        Articles of Incorporation and Bylaws. From and after the Effective Time and until thereafter amended as provided by law, the Articles of Incorporation and Bylaws of HBC as in effect immediately prior to the Effective Time shall be and continue to be the Articles of Incorporation and Bylaws of the Surviving Corporation.

(b)        Board of Directors and officers. The directors and officers of HBC at the Effective Time will be the directors and officers of the Surviving Corporation until they are removed or their successors are elected and qualified.

Section 3.        Treatment of Shares.

(a)        Cancellation of Certain Focus Common Stock. Each share of Focus common stock, no par value (“Focus Common Stock”) that is owned by HCC or Focus (as treasury stock or otherwise) or any of their respective Subsidiaries, other than those shares held in a fiduciary capacity, will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b)        Shares of Focus. At the Effective Time, by virtue of the Merger, and without any action on the part of the holders of Focus Common Stock, each share of Focus Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Focus Common Stock to be cancelled and retired in accordance with Section 3(a) and shares that are “dissenting shares” within the meaning of Chapter 13 of the GCL) shall converted into the right to receive the number of shares of HCC common stock, no par value, (“HCC Common Stock”) equal to 1.8235 shares of HCC Common Stock, together with any cash in lieu of fractional shares.

(c)        Shares of HBC. All shares of HBC Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding.

Section 4.        Conditions Precedent.  The obligations of the parties under this Agreement of Merger shall be subject to the satisfaction or waiver at or prior to the closing of the Merger of all of the conditions to the Merger set forth herein and in the Plan of Merger.

Section 5.        Procurement of Approvals.  HBC and Focus shall use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement of Merger, subject to and in accordance with the applicable provisions of the Plan of Agreement, including without limitation the preparation and submission of such applications or other filings for approval of the Merger to the governmental authorities as may be required by applicable laws and regulations.

Section 6.        Termination and Amendment.

(a)        Termination. Notwithstanding the approval of this Merger Agreement by the shareholders of Focus or HBC, this Merger Agreement shall terminate prior to the Effective Time in the event that the Plan of Merger shall be terminated as therein provided.

(b)        Amendment. This Merger Agreement may be amended by HBC and Focus at any time prior to the Effective Time without the approval of the shareholders of HBC or Focus with respect to any of its terms except any change in its principal terms, the terms relating to the form or amount of consideration to be delivered to Focus shareholders in the Merger or as may otherwise be required by the Plan of Merger or by law. This Merger Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

(c)        Counterparts. This Merger Agreement may be signed in any number of counterparts, each of which shall be deemed an original, and all of which shall be deemed but one and the same instrument.

[Continued and to be signed on following page]

IN WITNESS WHEREOF, the parties have duly executed this Merger Agreement as of the date first written above.

HERITAGE BANK OF COMMERCE

By:
Walter T. Kaczmarek
President and Chief Executive Officer

By:
Debbie Reuter
Corporate Secretary

FOCUS BUSINESS BANK

By:
Richard Conniff
Chief Executive Officer

By:
[name]
Corporate Secretary

Exhibit B

SHAREHOLDER AGREEMENT

This SHAREHOLDER AGREEMENT (“Agreement”) is made and entered into as of April 23, 2015 by and among Heritage Commerce Corp, a California corporation (“HCC”), and the person signatory hereto a shareholder of Focus Business Bank, a California banking corporation (“Focus”) (the “Shareholder”), and solely for purposes of the last sentence of Section 8, Focus.

Recitals

A.        HCC, Heritage Bank of Commerce, a California banking corporation (“HBC”) and Focus have entered into that certain Agreement and Plan of Merger and Reorganization (and as it may be amended, the “Merger Agreement”), dated as of the date of this Agreement, pursuant to which Focus will merge (the “Merger”) with and into HBC whereupon each share of Focus common stock (“Focus Common Stock”) will be converted into the right to receive the consideration set forth in the Merger Agreement.

B.        As a condition to its willingness to enter into the Merger Agreement, HCC and HBC have required that each director of the Focus, solely in his or her capacity as a shareholder and beneficial owner or record holder of Focus Common Stock, enter into, and the Shareholder has agreed to enter into, this Shareholder Agreement.

NOW, THEREFORE, in consideration of the foregoing, for good and valuable consideration, the parties hereby agree as follows:

1.         Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to HCC as follows:

(a)        Authority; No Violation. The Shareholder has all necessary power and authority to enter into and perform all of the Shareholder’s obligations hereunder. The execution, delivery and performance of this Shareholder Agreement by the Shareholder will not violate any other agreement to which the Shareholder is a party, including any voting agreement, shareholders’ agreement, trust agreement or voting trust. This Shareholder Agreement has been duly and validly executed and delivered by the Shareholder (and the Shareholder’s spouse, if the Shares (as defined below) constitute community property) and constitutes a valid and binding agreement of the Shareholder and such spouse, enforceable against the Shareholder and the Shareholder’s spouse in accordance with its terms.

(b)        Ownership of Shares. The Shareholder is the beneficial owner or record holder of the number of shares of Focus Common Stock indicated under the Shareholder’s name on the signature page hereto (the “Existing Shares”, and together with any shares of Focus Common Stock acquired by the Shareholder after the date of this Agreement, the “Shares”) and, as of the date of this Agreement, the Existing Shares constitute all the shares of Focus Common Stock owned of record or beneficially by the Shareholder. With respect to the Existing Shares, subject to applicable community property laws, the Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 2 of this Agreement, sole power of disposition, sole power to demand appraisal rights and sole power to engage in actions set forth in Section 2 of this Agreement, with no restrictions on the voting rights, rights of disposition or otherwise, subject to applicable laws and the terms of this Agreement.

2.         Voting Agreement and Agreement Not to Transfer.

(a)        The Shareholder hereby agrees to vote all of the Shares held by the Shareholder (i) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Agreement at any meeting of shareholders, (and at any adjournment or postponement thereof), and in connection with any action of the shareholders of Focus taken by written consent, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Focus under this Agreement or the Merger Agreement, and (iii) except with the prior written consent of HCC or as otherwise contemplated in the Agreement, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving Focus; (B) any sale, lease or transfer of a material amount of the assets of Focus; (C) any change in the majority of the board of Focus; (D) any material change in the present capitalization of Focus; (E) any amendment of Focus’s Charter Documents; (F) any other material change in Focus’s corporate structure or business; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger. The Shareholder shall not enter into any agreement or understanding with any Person or entity prior to the Termination Date (as defined below) to vote or give instructions after the Termination Date in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

(b)        Until the earlier of the termination of this Agreement or the Effective Time, the Shareholder will not, directly or indirectly (i) sell, transfer, exchange, pledge, assign, hypothecate, encumber, tender or otherwise dispose of (collectively, a “Transfer”), or enforce or permit execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with Focus or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of, directly or indirectly, any of the Shares or any securities convertible into or exercisable for Shares, any other capital stock of Focus or any interest in any of the foregoing with any Person, (ii) enter into swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, (iii) take any action that would make any of the Shareholder’s representations or warranties contained in this Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Shareholder from performing the Shareholder’s obligations under this Agreement; provided however, that this Agreement shall not prohibit the Shareholder from transferring and delivering Shares to Focus to effect the exercise of an option to purchase Focus Common Stock.

3.         Cooperation. The Shareholder agrees that he or she will not directly or indirectly (i) initiate, solicit, induce or knowingly encourage, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any Person (other than HCC) to any information or data with respect to Focus or otherwise relating to an Acquisition Proposal.

4.         Irrevocable Proxy.  Subject to the last sentence of this Section 4, by execution of this Agreement, Shareholder does hereby appoint HCC and each of its designees, and each of them individually, with full power of substitution and re-substitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to the Shares, to vote, if Shareholder does not or is unable to perform his or her obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 2(a) of this Agreement at any meeting of the shareholders of Focus, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of Focus taken by written consent. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 6 of this Agreement and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

5.         No Solicitation. Shareholder hereby agrees that during the term of this Agreement he or she or it shall not, and shall not permit any Representative retained by him or her to, directly or indirectly, (a) take any of the actions specified in clauses (i)-(iv) of Section 5.04(a) of the Merger Agreement, (b) agree to release, or release, any Person from any obligation under any existing standstill agreement or arrangement relating to Focus, or (c) participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Focus Common Stock in connection with any vote or other action on any matter of a type described in Section 2(a), other than to recommend that shareholders of Focus vote in favor of the adoption and approval of the Merger Agreement and the Merger and as otherwise expressly permitted by this Agreement. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than HCC with respect to any possible Acquisition Proposal and will take all necessary steps to inform any Representative retained by him or her of the obligations undertaken by Shareholder pursuant to this Section 5.

6.         Notice of Acquisitions; Proposals Regarding Prohibited Transactions.  Shareholder hereby agrees to notify HCC promptly (and in any event within two (2) Business Days) in writing of the number of any additional shares of Focus Common Stock or other securities of Focus of which Shareholder acquires beneficial or record ownership on or after the date of this Agreement. Shareholder will comply with the provisions of Section 5.04(c) of the Merger Agreement as if he or she were Focus.

7.         Shareholder Capacity. The Shareholder is entering this Shareholder Agreement in his or her capacity as the record or beneficial owner of the Shareholder’s Shares, and not in his or her capacity as a director of Focus or as a trustee of any Focus benefit plan. Nothing in this Shareholder Agreement shall be deemed in any manner to limit the discretion of the Shareholder to take any action, or fail to take any action, in his or her capacity as a director of Focus or as a trustee of any Focus benefit plan, that may be required of the Shareholder in the exercise of his or her fiduciary duties and responsibilities as a director of Focus or as a trustee of any Focus benefit plan.

8.         Stop Transfer Order.  In furtherance of this Agreement, Shareholder hereby authorizes and instructs Focus to enter a stop transfer order with respect to all of Shareholder’s Shares for the period from the date of this Agreement through the date this Agreement is terminated in accordance with Section 9. Focus agrees that it shall comply with such stop transfer instructions.

9.         Termination. The obligations of the Shareholder shall terminate upon the earlier of (a) the consummation of the Merger or (b) if the Merger is not consummated, upon the termination of the Agreement.

10.       Specific Performance.  Shareholder acknowledges that it is a condition to the willingness of HCC to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to HCC if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, HCC will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief by a court of competent jurisdiction on the basis that HCC has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Focus’s seeking or obtaining such equitable relief. Such injunctive and other equitable remedies are cumulative and shall be HCC’s sole remedy under this Agreement, unless HCC shall have sought and been denied by a court of competent jurisdiction injunctive or other equitable remedies and such denial is other than by reason of violation of this Agreement by HCC.

11.       Miscellaneous.

(a)        Definitional Matters.

(i)         All capitalized terms used but not defined in this Shareholder Agreement shall have the respective meanings set forth in the Merger Agreement.

(ii)        The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Shareholder Agreement.

(b)        Entire Agreement. This Shareholder Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(c)        Parties in Interest. This Shareholder Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Shareholder

Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Shareholder Agreement.

(d)       Certain Events. Shareholder agrees that this Shareholder Agreement and the obligations hereunder shall attach to the Shares owned by Shareholder and shall be binding upon any Person to which legal ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Shareholder’s heirs, executors, guardians, administrators, trustees or successors. Notwithstanding any Transfer of such Shares by a Shareholder, the Shareholder or, as applicable, the Shareholder’s heirs, executors, guardians, administrators, trustees or successors, shall remain liable for the performance of all obligations under this Agreement.

(e)        Assignment. This Shareholder Agreement shall not be assigned without the prior written consent of the other party hereto, and any purported assignment without such consent shall be null and void.

(f)        Modifications. This Shareholder Agreement shall not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto.

(g)        Governing Law. This Shareholder Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the state of California, without regard to the conflict of laws rules thereof. The state or federal courts located within the state of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7(k), or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner herein provided.

(h)        Reliance on Counsel and Other Advisors. The Shareholder has consulted with such legal, financial, technical or other experts as the Shareholder deems necessary or desirable before entering into this Agreement.

(i)         Validity. The invalidity or unenforceability of any provision of this Shareholder Agreement shall not affect the validity or enforceability of any other provision of this Shareholder Agreement, each of which shall remain in full force and effect.

(j)         Counterparts and Execution. This Shareholder Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.  Signatures sent by facsimile or electronically shall have the same force as manual signed originals.

(k)        Notices. Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given upon (i) transmitter’s confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or (iii) the expiration of five (5) business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address as the parties hereto shall specify by like notice):

If to HCC:

Heritage Commerce Corp
150 Almaden Boulevard
San Jose, California 95133
Attn.:	Walter T. Kaczmarek
Chief Executive Officer
Fax Number: (408) 792-4004

with a copy to (which shall not constitute notice hereunder):

Buchalter Nemer
A Professional Corporation
1000 Wilshire Boulevard, Suite 1500
Los Angeles, California 90017-2457
Attn:	Mark A. Bonenfant, Esq.
Fax Number: (213) 896-0400

If to Focus:

Focus Business Bank
10 Almaden Boulevard, Suite 150
San Jose, CA
Attention:	Richard Conniff
Chief Executive Officer
Fax Number:	(408) 200-8797

with a copy to (which shall not constitute notice hereunder):

Manatt, Phelps & Phillips, LLP
One Embarcadero Center
30th Floor
San Francisco, CA 94111
Attention:	David Gershon, Esq.
Fax Number:	(415) 291-7474

If to the Shareholder, to the address noted on the signature page hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Agreement as of the date first above written.

HERITAGE COMMERCE CORP

By:	/s/ Walter T. Kaczmarek
Walter T. Kaczmarek
Chief Executive Officer and President

FOCUS BUSINESS BANK

By:	/s/ Richard Conniff
Richard Conniff
Chief Executive Officer

SHAREHOLDER:

Name:

Number of Shares:

Address for Notices:

[Signature Page to Shareholder Agreement]

S-1

Exhibit C

NON-SOLICITATION AND CONFIDENTIALITY AGREEMENT

This NON-SOLICITATION AND CONFIDENTIALITY AGREEMENT (this “Agreement”), dated as of April 23, 2015, is made by and among Heritage Commerce Corp, a California corporation (“HCC”), Heritage Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of HCC (“HBC”), and the undersigned director (“Representative”) of Focus Business Bank, a California corporation (“Focus”).  The Agreement shall become effective at the Effective Time as defined in the Merger Agreement (described below).

Recitals

A.        HCC and Focus are entering into an Agreement and Plan of Merger and Reorganization (and as it may be amended, the “Merger Agreement”), dated the date of this Agreement pursuant to which Focus shall merge with and into HCC (the “Merger”) on the terms and conditions set forth therein and, in connection therewith, all outstanding shares of Focus Common Stock will be exchanged in the manner set forth therein. Unless otherwise indicated, capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement.

B.        Representative owns shares of Focus Common Stock and/or options to purchase Focus Common Stock, and, as a result Representative has a material economic interest in the consummation of the Merger.

C.        Following the Merger, the business and operations of HCC, HBC and Focus could be irreparably injured if Representative were to undertake certain activities competitive with HCC, HBC or Focus.

D.        In order to induce HCC to enter into the Merger Agreement and consummate the Merger and to induce HBC to consummate the Merger, Representative has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the transactions contemplated by the Merger Agreement and the benefits to be derived, directly or indirectly, by Representative under the Merger Agreement, and in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.         Acknowledgments by Representative. Representative acknowledges that by virtue of his or her positions with Focus he or she has developed considerable expertise in the business operations of Focus and has access to extensive confidential information with respect to Focus and has access to Trade Secrets (as defined below). Representative recognizes that HCC and HBC would be irreparably damaged, and HCC’s and HBC’s substantial investment as a result of its acquisition of Focus in the Merger would be materially impaired, if Representative were to disclose or make unauthorized use of any Trade Secrets or to solicit customers or employees of Focus. Accordingly, Representative expressly acknowledges that he or she is voluntarily entering into this Agreement and that the terms and conditions of this Agreement are fair and reasonable to Representative in all respects. For purposes of this Agreement, “Trade Secrets” shall mean (a) all secrets and other confidential information, ideas, concepts, knowledge, know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, customers, lists of customers and prospective customers, broker lists, potential brokers, rate sheets, market studies, marketing plans, business plans, concepts, strategies or products, as well as all documents, reports, drawings, designs, plans, and proposals otherwise pertaining to same, with respect to Focus, any non-public personal information on any present or past customer or client of Focus, and any other information, however documented, that is a trade secret within the meaning applicable trade secret protection Law. Notwithstanding the foregoing, “Trade Secrets” shall not include any (i) information which is or has become available from an independent third party who learned the information independently and is or was not bound by a confidentiality agreement with respect to such information, or (ii) information readily ascertainable from public, trade or other non-confidential sources (other than as a result, directly or indirectly, of disclosure or other dissemination in violation of an obligation or duty of confidentiality).

2.         Non Solicitation.

(a)        In order that HCC and HBC may have and enjoy the full benefit of ownership of Focus and the business it conducts, including its goodwill, following the Effective Time of the Merger, Representative agrees that for a period of twenty-four (24) months after the Closing Date (i) Representative will not take any affirmative action directly or indirectly to hire, attempt to hire, contact or solicit (other than general solicitations through newspapers or other media of general circulation not targeted at such employees) with respect to hiring, any person who was an employee of Focus or any of its respective Subsidiaries prior to the Effective Time of the Merger and who becomes an employee of HCC, HBC or any of their respective Subsidiaries in connection with the Merger, or induce or otherwise counsel, advise or knowingly encourage any such Person to leave the employ of HCC, HBC or any of their respective Subsidiaries, provided, however, that the foregoing shall not apply to any Person whose employment with HCC, HBC or any of their respective Subsidiaries was involuntarily terminated or whose employment terminated more than six (6) months prior to the time Representative first solicited such person for employment following the Closing Date, and (ii) Representative will not directly or indirectly (A) induce, persuade, encourage or influence or attempt to induce, persuade, encourage or influence any Person having a business relationship with HBC, HCC or any of its respective Subsidiaries, to discontinue, reduce or restrict such relationship or (B) solicit or target the deposits, loans or other products and services from or to Persons who were depositors, borrowers or customers of Focus on the date of this Agreement, and/or as of the Closing Date, whether by personal contact, by telephone, by facsimile, by mail or other form of solicitation or communication, or in any other way except for general solicitations that are directed to the general public and not directed specifically to Persons who were depositors, borrowers or customers of Focus on the date of this Agreement, or as of the Closing Date.

(b)        Representative acknowledges and agrees that the business conducted by Focus is highly competitive, a significant portion of Focus’s competitiveness and its value as a going enterprise is derived from its workforce and business relationships, and that the covenants made by Representative in this Section 2 are made in consideration of the Merger Consideration (as defined in the Merger Agreement) in exchange for Representative’s Focus Common Stock and, if applicable, the payments of cash Representative will receive on account of certain options to purchase Focus Common Stock immediately prior to the Merger, and as a necessary inducement for HCC and HBC to enter into the Merger Agreement and consummate the transactions contemplated thereby. It is the desire and intent of the parties to this Agreement that the provisions of this Section 2 shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that, although Representative, HCC and HBC each consider the restrictions contained in this Section 2 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that any restriction contained in this Section 2 is unenforceable against any party, the provisions of this Section 2 shall be deemed amended to apply to the maximum extent as such court may judicially determine or indicate to be enforceable. Representative acknowledges that breach of this Section 2 would cause HCC and HBC irreparable harm and consents to the entry of an injunction without bond in the event Representative breaches or threatens to breach this Section 2.

3.         Trade Secrets; Trade Names and Styles.

(a)        Without limiting the generality of Section 2 above, other than for the benefit of Focus, HCC, HBC or their respective Subsidiaries, Representative (i) shall make no use of Trade Secrets, or any part thereof, and (ii) shall not disclose Trade Secrets, or any part thereof, to any other Person, and (iii) shall, upon the request of HCC or HBC, deliver all documents, reports, drawings, designs, plans, proposals and other tangible evidence of Trade Secrets now possessed or hereafter acquired by Representative to HCC and HBC.

(b)        Notwithstanding any provision of this Agreement to the contrary, Representative may disclose or reveal any information, whether including in whole or part any Trade Secrets, that:

(i)         Representative is required to disclose or reveal under applicable Law, provided, however, that Representative makes a good faith request that the confidentiality of the Trade Secrets be preserved and, to the extent not prohibited by applicable Law and gives, HCC and HBC prompt advance notice of such requirement.

(ii)        Representative is otherwise required to disclose or reveal by any Governmental Entity, provided, however, that Representative makes a good faith request that the confidentiality of the Trade Secrets be preserved and, to the extent not prohibited by applicable Law, gives HCC and HBC prompt advance notice of such requirement.

(iii)       In the written opinion of Representative’s legal counsel, Representative is compelled to disclose or else stand liable for contempt or suffer other censure or penalty imposed by any Governmental Entity, provided, however that Representative makes a good faith request that the confidentiality of the Trade Secrets be preserved and, to the extent not prohibited by applicable Law, gives HCC and HBC prompt advance notice of such requirement.

(c)        The Representative acknowledges and agrees that any and all trade names and styles used by Focus, including, but not limited to, the terms “Focus Business Bank” and all trademarks, visual designs and logos under which Focus did business (collectively, the “Marks”), are valuable trade names and service marks, the ownership of which will remain with Focus upon the Merger. The undersigned agrees that use by any entity, other than HCC or HBC or one of their respective Subsidiaries, of the Marks in the State of California would both cause public and customer confusion, and dilute the value of HCC’s and HBC’s investment. Therefore, the Representative unconditionally agrees that after the date hereof, he or she will not enter into any business arrangement or agreement, whether formal or informal, directly or indirectly, where the term “Focus Business Bank” or any other Trademark, is used.

4.         Confidentiality.  Representative agrees (a) to hold any and all information regarding this Agreement, the Merger and the Merger Agreement in strict confidence, and (b) not to divulge any information regarding this Agreement, the Merger or the Merger Agreement to any third person, until such time as the Merger has been publicly announced by HCC and Focus, at which time Representative may only divulge such information as has been publicly disclosed by HCC and Focus.  Notwithstanding anything to the contrary in this Section 4, Representative may divulge information regarding this Agreement, the Merger and the Merger Agreement to his or her legal counsel.

5.         Independence of Obligations. The covenants of Representative set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Representative, on the one hand, and HCC and HBC, or their respective Subsidiaries on the other; and the existence of any claim or cause of action by Representative against HCC, HBC, or their respective Subsidiaries shall not constitute a defense to the enforcement of such covenants against Representative.

6.         Equitable Relief. Representative expressly acknowledges and understands that breach of any provision of this Agreement exposes HCC and HBC to extraordinary reputational, financial and market risks, for which there is no adequate remedy at law or by way of damages alone. Representative therefore stipulates and agrees that (a) in the event of any alleged violation or any alleged threatened violation by Representative of the provisions of Sections 2 or 3 of this Agreement, a temporary restraining order or preliminary and/or permanent injunction, as the case may be, may forthwith issue upon showing of probable cause of such actual or threatened breach, such order to prohibit the use, copying, retention or release of any Trade Secrets or the Marks in violation of Sections 2 or 3 of this Agreement and to provide such other and ancillary remedies as HCC or HBC may reasonably request, and (b) HCC and HBC shall be entitled to any and all equitable remedies such as specific performance of any provision of this Agreement in addition to, and not in lieu of, its remedies at law for any breach of this Agreement.

7.         Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

8.         Attorneys’ Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements, in addition to any other relief to which the prevailing party is entitled.

9.         Severability. If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable Law. If any provision of this Agreement shall, for any reason, be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

10.       Notices. All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next Business Day when sent by a reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to HCC or HBC:

Heritage Commerce Corp
150 Almaden Boulevard
San Jose, California 95133
Attn.:	Walter T. Kaczmarek
Chief Executive Officer
Facsimile Number: (408) 792-4004

With a copy to (which does not constitute notice):

Buchalter Nemer
1000 Wilshire Boulevard, Suite 1500
Los Angeles, California 90017-2457
Attn:	Mark A. Bonenfant
Facsimile Number: (213) 896-0400

If to Representative, at the address of Representative appearing on the signature page of this Agreement.

11.       Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto, the heirs and legal representatives of Representative and the successors and assigns of HCC and HBC. Representative shall not be entitled to assign his or her obligations hereunder. HCC and HBC may each assign its rights under this Agreement to any Person or its/their Affiliates.

12.       Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction.

13.       Independent Review and Advice. Representative represents and warrants that he or she has carefully read this Agreement; that Representative executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences thereof, and any and all rights which any party may have with respect to the other parties; that Representative has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and with respect to the rights and asserted rights arising out of such matters. Representative expressly agrees that there are no expectations contrary to this Agreement and no usage of trade or regular practice in the industry shall be used to modify this Agreement. The parties agree that this Agreement shall not be construed for or against either party in any interpretation thereof.

14.       Headings. The descriptive headings of the Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

15.       Execution and Counterparts. Signatures sent by facsimile or electronically shall have the same force an effect as manual signed originals. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

HERITAGE COMMERCE CORP

By:	/s/ Walter T. Kaczmarek
Walter T. Kaczmarek
President and Chief Executive Officer

HERITAGE BANK OF COMMERCE

By:	/s/ Walter T. Kaczmarek
Walter T. Kaczmarek
President and Chief Executive Officer

REPRESENTATIVE

Name:

Address:

[Signature Page to Non-Solicitation and Confidentiality Agreement]

S-1

Exhibit D

IN-THE-MONEY STOCK OPTION HOLDER AGREEMENT

April 23, 2015

Focus Business Bank

10 Almaden Boulevard, Suite 150

San Jose, CA

Re:       Options to Purchase Stock

Gentlemen:

Reference is hereby made to that certain Agreement and Plan of Merger and Reorganization (“Merger Agreement”) dated the date hereof by and among Heritage Commerce Corp (“HCC”), Heritage Bank of Commerce (“HBC”) and Focus Business Bank (“Focus”) pursuant to which Focus will be merged with and into HBC (“Merger”) and the separate corporate existence of Focus shall cease.

I previously have been granted options to acquire shares of Focus Common Stock, pursuant to one or more stock option agreements (the “Option Agreements”) between Focus and me, each of every one of which are listed on the attachment to this letter.  With respect to the number of shares of Focus Common Stock for which I have unexercised options under the Option Agreements to purchase such shares, which number of shares is set forth below my signature (the “Covered Options”), I acknowledge and agree that immediately prior to consummation of the Merger described above (the “Effective Time”), my Covered Options shall be terminated with no further action necessary on my part.  In consideration therefor, I shall receive, in lieu of the Covered Options and any and all shares of Focus Common Stock that otherwise would have been issuable upon exercise of the Covered Options, an amount in cash without interest equal to (i) 1.8235 times the HCC Average Closing Price (as defined in the Merger Agreement) minus (ii) the exercise price per share with respect to the Covered Option in question (such amount, the “Option  Consideration”).

I acknowledge that the Option Consideration to be received by me pursuant to this letter agreement is adequate consideration for my agreement to the terms and conditions of this letter agreement, including, without limitation, the cancelation of the Option Agreements and the Covered Options and the release set forth below.

I hereby agree (a) not to exercise any of my Covered Options before the Effective Time, (b) to accept the Option Consideration for all of my Covered Options in full satisfaction of all my rights under the Covered Options, and (c) that, without limitation, subject to receipt of the Option Consideration for the Covered Options, such Covered Options and the Option Agreements will be cancelled and will terminate at the Effective Time; provided, however, that if my employment with Focus or position on the Focus Board, as applicable, is terminated for any reason (including retirement or resignation) before the Effective Time, then I may exercise the Covered Options at my sole discretion in accordance with the terms of the Option Agreements.

I acknowledge that receipt of the Option Consideration is subject to the satisfaction or fulfillment or waiver of the conditions of Closing contained in the Merger Agreement, and that the Focus may collect in cash (and timely pay) all applicable withholding and payroll taxes with respect to such options and shall comply with all payroll reporting requirements with respect thereto.

Upon receipt of the Option Consideration for my Covered Options, I hereby release Focus, HCC and HBC and their respective subsidiaries, boards of directors, agents, attorneys, stockholders, successors and assigns from any and all obligations to me relating to the Covered Options and the Option Agreements.  With respect to this release, I expressly waive and relinquish all rights and benefits afforded me by Section 1542 of the Civil Code of California and do so understanding and acknowledging the significance and consequence of such specific waiver of Section 1542.  Section 1542 of the Civil Code of California states as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Thus, notwithstanding the provisions of Section 1542, I expressly acknowledge that this release is intended to include in its effect, without limitation, all claims relating to the Covered Options and the Option Agreements that I do not now know or suspect to exist, and that this letter contemplates the extinguishment of any such claim or claims.

I further agree to take such additional actions and deliver such additional documents and certificates as may be reasonably requested by Focus or HCC to effect the transactions described in this Agreement.

In the event the Merger Agreement is terminated by Focus or HCC in accordance with its terms, this letter agreement shall automatically terminate and none of the parties hereto shall have any further liability or obligation to the other(s) with respect to the subject matter hereof in connection with the Covered Options.

I understand and agree that the Option Consideration to be received by me pursuant to this letter agreement will be subject to applicable federal withholding obligations and reporting.

Very truly yours,

Signature

Name of Option Holder

Shares subject to Covered Options

Agreed and Acknowledged:

FOCUS BUSINESS BANK

By:	/s/ Richard Conniff
Richard Conniff,
Chief Executive Officer

List of Option Agreements

Schedule D-1

All Directors and Executive Officers of Focus

D-1-1